TRILOGY INTERNATIONAL PARTNERS INC.

Annual Information Form
For the Year Ended December 31, 2018

Dated March 27, 2019

ANNUAL INFORMATION FORM
TRILOGY INTERNATIONAL PARTNERS INC.

ANNUAL INFORMATION FORM
TRILOGY INTERNATIONAL PARTNERS INC.

GENERAL MATTERS

Information Contained in this Annual Information Form

Unless the context otherwise indicates, references to the “Company” in this Annual Information Form (“AIF”) mean Trilogy International Partners Inc. (“TIP Inc.”) and its consolidated subsidiaries. References to “Trilogy LLC” mean Trilogy International Partners LLC, which became a subsidiary of the Company upon completion of the Arrangement (as defined below). See “Corporate Structure – The Arrangement.”

Unless otherwise indicated, all information in this AIF is presented as at March 27, 2019, and references to specific years are references to the fiscal years of the Company ended December 31.

On February 7, 2017, Trilogy LLC and Alignvest Acquisition Corporation (“Alignvest”) completed the Arrangement (as such term is defined below, see “Corporate Structure – The Arrangement”), as a result of which Alignvest changed its name to “Trilogy International Partners Inc.” and adopted the financial year-end of Trilogy LLC, being December 31. This AIF should be read in conjunction with the Company’s 2018 audited consolidated financial statements and notes and the Company’s 2018 Management’s Discussion and Analysis (the “2018 MD&A”). These documents are not, however, incorporated by reference herein. The Company’s 2018 audited consolidated financial statements and notes and the 2018 MD&A were filed by the Company pursuant to Section 4.10 of National Instrument 51-102 – Continuous Disclosure Obligations and are available on the Company’s profile in Canada on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and in the United States on the Electronic Data Gathering Analysis and Retrieval (“EDGAR”) database at www.sec.gov.

Presentation of Financial Information

The Company has prepared its consolidated financial statements in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”). Shareholders of the Company who are resident in Canada should be aware that U.S. GAAP is different from International Financial Reporting Standards generally applicable to Canadian-incorporated companies.

This AIF makes reference to certain measures and wireless telecommunication industry metrics that are not recognized measures under U.S. GAAP and do not have a standardized meaning prescribed by U.S. GAAP. They are, therefore, unlikely to be comparable to similar measures presented by other companies. Rather, these non-U.S. GAAP measures complement U.S. GAAP measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation or as a substitute for analysis of the Company’s financial information reported under U.S. GAAP. Non-U.S. GAAP measures used to analyze the performance of the Company include “Adjusted EBITDA” and “Adjusted EBITDA margin”.

This AIF also makes reference to “data revenue”, “wireless service revenues”, “subscriber count”, “monthly average revenue per wireless user” or “ARPU”, “churn”, “cost of acquisition”, “equipment subsidy per gross addition”, and “capital intensity”, which are commonly used operating metrics in the wireless telecommunications industry, but may be calculated differently compared to other wireless telecommunication providers.

For a description of why non-U.S. GAAP measures are presented and a definition and reconciliation of each such measure to its most directly comparable measure calculated in accordance with U.S. GAAP, see the heading “Definitions and Reconciliations of Non-GAAP Measures” in the 2018 MD&A.

Currency

Unless otherwise specified, all dollar amounts are expressed in United States dollars and all references to “$” or “US$” are to United States dollars. References to “C$” are to Canadian dollars and references to “NZD” are to New Zealand dollars.

The following table sets forth, for the periods indicated, the high, low, average and period-end daily spot rates of exchange for the U.S. dollar, expressed in Canadian dollars, published by the Bank of Canada.

Year Ended December 31
	2018	2017	2016
Daily exchange rate at end of period	C$1.3642	C$1.2545	C$1.3427
Average noon rate during period	C$1.2957	C$1.2986	C$1.3248
High noon rate for period	C$1.3642	C$1.3743	C$1.4589
Low noon rate for period	C$1.2288	C$1.2128	C$1.2544

The following table sets forth, for the periods indicated, the high, low, average and period-end spot rates of exchange for the New Zealand dollar, expressed in U.S. dollars, published by Oanda (www.oanda.com).

Year Ended December 31
	2018	2017	2016
Rate at end of period	US$0.6710	US$0.7101	US$0.6918
Average rate during period	US$0.6910	US$0.7106	US$0.6969
High rate for period	US$0.7402	US$0.7515	US$0.7442
Low rate for period	US$0.6430	US$0.6788	US$0.6386

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information in this AIF are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”). Forward-looking statements are provided to help you understand the Company’s views of its short and longer term plans, expectations and prospects. The Company cautions you that forward-looking statements may not be appropriate for other purposes.

Forward-looking statements include those about the Company’s business outlook for the short and longer term and statements regarding the Company’s strategy, plans and future operating performance. Furthermore, any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” occur, be taken, or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are not promises or guarantees of future performance. Such statements reflect the Company’s current views with respect to future events and may change significantly. Forward-looking statements are subject to, and are necessarily based upon, a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies, many of which, with respect to future events, are subject to change. The material assumptions used by the Company to develop such forward-looking statements include, but are not limited to:

  the absence of unforeseen changes in the legislative and operating frameworks for the Company;

  the Company meeting its future objectives and priorities;
  the Company having access to adequate capital to fund its future projects and plans;
  the Company’s future projects and plans proceeding as anticipated;
  taxes payable;
  subscriber growth, pricing, usage and churn rates;
  technology deployment;
  data based on good faith estimates that are derived from management’s knowledge of the industry and other independent sources;
  general economic and industry growth rates; and
  commodity prices, currency exchange and interest rates and competitive intensity.

Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements due to a variety of known and unknown risks, uncertainties and other factors, including, without limitation, those described below under “Risk Factors” and those referred to in the Company’s other regulatory filings with the U.S. Securities and Exchange Commission (the “SEC”) in the United States and the provincial securities commissions in Canada. Such risks, as well as uncertainties and other factors that could cause actual events or results to differ significantly from those expressed or implied in the Company’s forward-looking statements include, without limitation:

  Trilogy LLC’s and the Company’s history of incurring losses and the possibility that the Company will incur losses in the future;
  the Company having insufficient financial resources to achieve its objectives;
  risks associated with any potential acquisition, investment or merger;
  the Company’s significant level of consolidated indebtedness and the refinancing, default and other risks resulting therefrom;
  the Company’s and Trilogy LLC’s status as holding companies;
  the Company’s and its subsidiaries’ abilities to sell or purchase assets;
  the restrictive covenants in the documentation evidencing the Company’s outstanding indebtedness;
  the Company’s and Trilogy LLC’s abilities to incur additional debt despite its indebtedness level;
  the Company’s ability to pay interest due on its indebtedness;
  the Company’s ability to refinance its indebtedness;
  the risk that the Company’s credit ratings could be downgraded;
  the significant political, social, economic and legal risks of operating in Bolivia;
  the regulated nature of the industry in which the Company participates;
  some of the Company’s operations being in markets with substantial tax risks and inadequate protection of shareholder rights;
  the need for spectrum access;
  the use of “conflict minerals” in handsets and the availability of certain products, including handsets;
  anti-corruption compliance;
  intense competition in all aspects of the Company’s business;
  lack of control over network termination costs, roaming revenues and international long distance revenues;
  rapid technological change and associated costs;
  reliance on equipment suppliers;
  subscriber “churn” risks, including those associated with prepaid accounts;
  the need to maintain distributor relationships;
  the Company’s future growth being dependent on innovation and development of new products;
  security threats and other material disruptions to the Company’s wireless network;
  the ability of the Company to protect subscriber information and cybersecurity risks generally;
  actual or perceived health risks associated with handsets;
  litigation, including class actions and regulatory matters;

  fraud, including device financing, customer credit card, subscription and dealer fraud;
  reliance on limited management resources;
  risks related to the minority shareholders of the Company’s subsidiaries;
  general economic risks;
  natural disasters, including earthquakes;
  foreign exchange rate changes;
  currency controls and withholding taxes;
  interest rate risk;
  Trilogy LLC’s ability to utilize carried forward tax losses;
  tax related risks;
  the Company’s dependence on Trilogy LLC to make contributions to pay the Company’s taxes and other expenses;
  Trilogy LLC’s obligations to make distributions to the Company and the other owners of Trilogy LLC;
  differing interests among TIP Inc.’s and Trilogy LLC’s other equity owners in certain circumstances;
  the Company’s internal controls over financial reporting;
  an increase in costs and demands on management resources when the Company ceases to qualify as an “emerging growth company” under the U.S. Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”);
  additional expenses if the Company loses its foreign private issuer status under U.S. federal securities laws;
  risks that the market price of the common shares of TIP Inc. (“Common Shares”) may be volatile and may continue to be significantly depressed;
  risks that substantial sales of Common Shares may cause the price of the shares to decline;
  risks that the Company may not pay dividends;
  restrictions on the ability of Trilogy LLC’s subsidiaries to pay dividends;
  dilution of the Common Shares and other risks associated with equity financings;
  risks related to the influence of securities industry analyst research reports on the trading market for Common Shares;
  new laws and regulations; and
  risks as a publicly traded company, including, but not limited to, compliance and costs associated with the U.S. Sarbanes-Oxley Act of 2002 (“SOX”) (to the extent applicable).

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date of this AIF, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

MARKET AND INDUSTRY DATA

This AIF relies on and refers to information regarding various companies and certain market and industry data. The Company has obtained this information and industry data from independent market research reports and information made publicly available by such companies. Such reports generally state that the information contained therein has been obtained from sources believed to be reliable, but the accuracy or completeness of such information is not guaranteed. Although the Company believes the market research and publicly available information is reliable, the Company has not independently verified and cannot guarantee the accuracy or completeness of that information and investors should use caution in placing reliance on such information.

CORPORATE STRUCTURE

Incorporation

The Company was incorporated under the name “Alignvest Acquisition Corporation” under the Business Corporations Act (Ontario) (“OBCA”) on May 11, 2015. Alignvest was a special purpose acquisition corporation, or “SPAC”, formed for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving Alignvest, referred to as its “Qualifying Acquisition”.

The Arrangement

On November 1, 2016, Alignvest and Trilogy LLC entered into an arrangement agreement (as amended December 20, 2016, the “Arrangement Agreement”). On February 7, 2017, pursuant to the terms of the Arrangement Agreement, Alignvest completed its Qualifying Acquisition under which it effected a business combination with Trilogy LLC by way of a court approved plan of arrangement (the “Arrangement”).

Under the Arrangement, Alignvest acquired, directly or indirectly, all of the voting interest, and a significant economic equity interest, in Trilogy LLC. As consideration, Trilogy LLC received payments from Alignvest totaling approximately $199.3 million (net of $3.0 million in cash retained by the Company), representing the proceeds of Alignvest’s initial public offering in 2015 and of private placements that closed concurrently with the Arrangement, less redemptions from such proceeds of a portion of Alignvest’s then outstanding class A restricted voting shares and certain expenses.

At the effective time of the Arrangement, Alignvest’s name was changed to “Trilogy International Partners Inc.” and Alignvest’s authorized capital was amended to create one special voting share (the “Special Voting Share”) and an unlimited number of Common Shares. In addition, the existing share purchase warrants of Alignvest were deemed to be amended to be share purchase warrants (the “TIP Inc. Warrants”) to acquire Common Shares following 30 days after the effective date of the Arrangement, at an exercise price of C$11.50 per share, but otherwise unamended. The TIP Inc. Warrants are governed by the terms of a warrant agency agreement dated June 24, 2015 (as amended February 7, 2017, the “Warrant Agency Agreement”) between the Company and TSX Trust Company (the “Warrant Agent”).

Immediately following the effective time of the Arrangement, the Company continued out of the jurisdiction of Ontario under the OBCA and into the jurisdiction of British Columbia under the Business Corporations Act (British Columbia) (“BCBCA”). As a result of this continuation, the Company adopted new Articles (the “Articles”) that included an advance notice policy, as well as certain ownership and voting restrictions that were implemented in order for the Company to comply with the Overseas Investment Act 2005 of New Zealand. See “Description of Capital Structure”.

For more information on the Arrangement, see the management information circular of Alignvest dated December 22, 2016 (including the prospectus set out at Appendix “F” thereto), as amended January 12, 2017, which is available on the Company’s SEDAR profile at www.sedar.com.

Trilogy International Partners Inc.

The head office of the Company is located at Suite 400, 155 108th Avenue NE, Bellevue, Washington, 98004 and the registered and records office of the Company is located at Suite 2600, 595 Burrard Street, P.O. Box 49314, Three Bentall Centre, Vancouver, British Columbia, V7X 1L3.

Inter-corporate Relationships

The organizational chart below indicates the inter-corporate relationships of the Company and its material subsidiaries, including their jurisdiction of incorporation in parentheses, as of the date hereof.

Notes:

(1)

The Company indirectly holds equity interests in Trilogy LLC through two wholly owned direct subsidiaries. One of these subsidiaries, Trilogy International Partners Holdings (U.S.) Inc. (“Trilogy Holdings”), is Trilogy LLC’s Managing Member (as defined below under the heading “Corporate Structure – Trilogy LLC Agreement”) and holds all of the Class A units of Trilogy LLC (the “Trilogy LLC Class A Units”); except in under limited circumstances (see note 3 below), the Trilogy LLC Class A Units represent all of the voting rights under the Trilogy LLC Agreement. See “Corporate Structure – Trilogy LLC Agreement – Management”. The second subsidiary, Trilogy International Partners Intermediate Holdings Inc. (“Trilogy Intermediate Holdings”) holds the class B units of Trilogy LLC (the “Trilogy LLC Class B Units”), which currently provide the Company with an indirect 68.8% economic interest in Trilogy LLC. Holders of Trilogy LLC Class C units (“Trilogy LLC Class C Units”) hold the balance of the economic interests in Trilogy LLC.

(2)

Holders of Trilogy LLC Class C Units are entitled to exercise voting rights in the Company through the Special Voting Share held by TSX Trust Company (the “Trustee”) on the basis of one vote per Trilogy LLC Class C Unit held, under the terms of a voting trust agreement among the Company, Trilogy LLC and the Trustee dated February 7, 2017 (the “Voting Trust Agreement”). See “Description of Capital Structure - Special Voting Share of the Company” and “Description of Capital Structure - Voting Trust Agreement”. At such time as there are no Trilogy LLC Class C Units outstanding, the Special Voting Share shall automatically be redeemed and cancelled for C$1.00 to be paid to the holder thereof.

(3)

Trilogy Holdings holds the Trilogy LLC Class A Units and is the Managing Member of Trilogy LLC. See “Corporate Structure – Trilogy LLC Agreement – Management”. The Managing Member has full and complete authority, power and discretion to manage and control the business, affairs and properties of Trilogy LLC, subject to applicable law and the restrictions on Trilogy LLC described under the heading “Corporate Structure – Trilogy LLC Agreement”. The Trilogy LLC Class A Units have nominal economic value and no rights to participate in the appreciation of the economic value of Trilogy LLC.

(4)	The Trilogy LLC Agreement governs, among other things, the business and affairs of Trilogy LLC. See “Corporate Structure – Trilogy LLC Agreement”.
(5)

The Company’s interest in Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia) S.A (“NuevaTel”) is held primarily by Western Wireless International Bolivia LLC; a nominal stake in NuevaTel is also held by Western Wireless International Bolivia II Corporation, but this entity has not been shown above because its equity interest in NuevaTel is insignificant. Western Wireless International Bolivia II Corporation is wholly owned by Trilogy LLC.

(6)

Certain matters relating to the Company’s ownership, transfer and sale of shares (the “NuevaTel Shares”) of NuevaTel are subject to the NuevaTel Shareholders Agreement (as defined below). See “Description of the Business of the Company – Bolivia (NuevaTel) – NuevaTel Shareholders Agreement”.

(7)

Certain matters relating to the Company’s ownership, transfer and sale of shares (the “2degrees Investments Shares”) of Two Degrees Investments Limited (“2degrees Investments”) as well as the governance of 2degrees Investments and its subsidiaries (including Two Degrees Mobile Limited, referred to below as “2degrees”) are subject to the 2degrees Shareholders Agreement (as defined below). See “Description of the Business of the Company – New Zealand (2degrees) – 2degrees Shareholders Agreement”.

(8)

2degrees Investments has loans from subsidiaries of Trilogy LLC, which are eliminated upon consolidation, totaling approximately $23.0 million as of December 31, 2018. These loans were originally made by Trilogy LLC subsidiaries to 2degrees, but were replaced with loans to 2degrees Investments in September 2018, in conjunction with the restructuring of 2degrees’ ownership. See “Description of the Business of the Company – New Zealand (2degrees) – 2degrees Shareholders Agreement”. The loans are convertible into 2degrees Investments Shares at their fair market value at the time of conversion. In March 2019, 2degrees paid $10.0 million to one of the wholly owned subsidiaries of Trilogy LLC, reducing the aggregate amount of these loans. If the conversion rights under such indebtedness were exercised at December 31, 2018 and adjusted for the March 2019 payment, the impact would be an increase in the Company’s current 73.3% ownership interest in 2degrees Investments by approximately 0.5%, subject to certain pre-emptive rights held by Tesbrit B.V. (“Tesbrit”) under the 2degrees Shareholders Agreement (see “Description of the Business of the Company – New Zealand (2degrees) – 2degrees Shareholders Agreement”).

(9)	The minority holder of 2degrees Investments is Tesbrit.

The assets and revenues of each of the unnamed subsidiaries of the Company did not exceed 10% of Trilogy LLC’s assets or have revenues exceeding 10% of the total consolidated revenues attributable to Trilogy LLC’s assets as of and for the year ended December 31, 2018. In the aggregate, such subsidiaries did not account for 20% of Trilogy LLC’s assets or total consolidated revenues attributable to Trilogy LLC’s assets as of and for the year ended December 31, 2018.

Trilogy LLC Agreement

At the effective time of the Arrangement, Trilogy LLC, Trilogy International Partners Inc. and all of the Trilogy LLC Members (as defined below), other than Trilogy Intermediate Holdings, entered into the Sixth Amended and Restated Limited Liability Company Agreement. Immediately after the effective time of the Arrangement, Trilogy LLC, TIP Inc., Trilogy Holdings, Trilogy Intermediate Holdings and the other Trilogy LLC Members entered into the Seventh Amended and Restated Limited Liability Company Agreement (the “Trilogy LLC Agreement”) to effect the transfer of Trilogy LLC Class B Units from the Company to Trilogy Intermediate Holdings.

The following is a summary of the Trilogy LLC Agreement, which is binding on all Trilogy LLC Members. This summary is qualified in its entirety by reference to that agreement, which is available on the Company’s SEDAR profile at www.sedar.com and EDGAR profile at www.sec.gov.

Description of Units

The interests in Trilogy LLC are divided into and represented by an unlimited number of each of three classes of units (the “Trilogy LLC Units”) as follows: (i) Trilogy LLC Class A Units, all of which are held by (and only by) the Managing Member (as defined below), (ii) Trilogy LLC Class B Units, all of which are held by Trilogy Intermediate Holdings, a 100% owned subsidiary of the Company, and (iii) Trilogy LLC Class C Units, all of which are held by the other Trilogy LLC members (all of whom were members of Trilogy LLC as of immediately prior to consummation of the Arrangement) (collectively, with Trilogy Intermediate Holdings and the Managing Member, the “Trilogy LLC Members”).

As of December 31, 2018, there were 157,682,319 Trilogy LLC Class A Units, 57,713,836 Trilogy LLC Class B Units and 26,343,909 Trilogy LLC Class C Units outstanding. The Trilogy LLC Class C Units are subdivided into Class C-1 Units, Class C-2 Units, and Class C-3 Units.

The economic interests of the Trilogy LLC Class C Units are pro rata to those of the Trilogy LLC Class B Units, which are held by the Company through its 100% owned subsidiary, Trilogy Intermediate Holdings. The number of Trilogy LLC Class B Units is equal, and at all times will be equal, to the number of Common Shares.

Except under limited circumstances, only Trilogy LLC Members holding Trilogy LLC Class A Units (currently, Trilogy Holdings) have any voting rights under the Trilogy LLC Agreement. Except for the nominal economic rights possessed by the holders of Trilogy LLC Class A Units, only Trilogy LLC Members holding Trilogy LLC Class B Units or Trilogy LLC Class C Units have economic rights under the Trilogy LLC Agreement.

Reciprocal Changes

The Company may not issue or distribute additional Common Shares, or issue or distribute rights, options or warrants to acquire additional Common Shares, or issue or distribute any cash or property to holders of all or substantially all Common Shares (on a ratable basis), unless a corresponding issuance or distribution is made on an equitably equivalent basis to all holders of Trilogy LLC Class C Units. The Company also may not subdivide, reduce, combine, consolidate, reclassify or otherwise change Common Shares, unless a corresponding change is made with respect to the Trilogy LLC Class C Units.

No action in respect of the Trilogy LLC Class C Units contemplated by the preceding paragraph shall be made without the corresponding action having been made in respect of Common Shares.

If the Company issues or redeems Common Shares, Trilogy LLC is obligated to issue or redeem a corresponding number of Trilogy LLC Class B Units to or from Trilogy Intermediate Holdings, such that the number of issued and outstanding Trilogy LLC Class B Units at any time will correspond and be equivalent to the then number of issued and outstanding Common Shares.

Income Allocations; Distributions

Income is allocated among the Trilogy LLC Members in proportion to the number of Trilogy LLC Class B Units and Trilogy LLC Class C Units held by such members, except that, under Section 704(c) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), gain or loss realized from the disposition of NuevaTel or 2degrees shall be allocated taking into account the “built-in gain” associated with such assets as of February 7, 2017, the effective date of the Arrangement, first allocating such built-in gain to the holders of Trilogy LLC Class C Units, and then, unless otherwise determined by the Independent Directors (as defined in the Trilogy LLC Agreement), allocating gain in excess of such built-in gain, and loss, pro rata among the Trilogy LLC Members in proportion to the number of Trilogy LLC Class B Units and Trilogy LLC Class C Units held by such members. Distributions (except in liquidation) shall be made at the times and in the amounts determined by the Managing Member, except that Trilogy LLC is required to make, on a periodic basis, tax distributions to the Trilogy LLC Members in proportion to the number of Trilogy LLC Class B Units and Trilogy LLC Class C Units held by such members, based on an assumed forty percent (40%) tax rate multiplied by Trilogy LLC’s positive taxable income (if any) for the period. All distributions of cash flow from operations shall be made among the Trilogy LLC Members in proportion to the number of Trilogy LLC Class B Units and Trilogy LLC Class C Units held by such members.

Redemption Rights of Holders of Trilogy LLC Class C Units

A holder of Trilogy LLC Class C Units has the right to require Trilogy LLC to repurchase any or all of such Trilogy LLC Class C Units held by such holder for either (i) a number of Common Shares equal to the number of Trilogy LLC Class C Units to be repurchased or (ii) a cash amount equal to the fair market value of such Common Shares at such time (based on the weighted average market price of a Common Share during the preceding twenty (20) consecutive trading days), with the form of consideration to be determined by Trilogy LLC. The repurchase shall occur on the date specified in the notice provided by the holder notifying Trilogy LLC of its exercise of such redemption right, which shall be no less than fifteen (15) business days from the date of such notice. In addition, Trilogy LLC is required to cause a mandatory redemption of all outstanding Trilogy LLC Class C Units for the consideration described above upon the earliest to occur of (A) the seven-year anniversary of consummation of the Arrangement, (B) there remaining outstanding fewer than five percent (5%) of the issued and outstanding Trilogy LLC Class C Units immediately after consummation of the Arrangement, (C) a change in control of the Company or of Trilogy Holdings and Trilogy Intermediate Holdings, or (D) the failure of the holders of Trilogy LLC Class C Units to approve any transaction required to maintain the economic equivalence of a Trilogy LLC Class C Unit and a Common Share.

Transfer Restrictions

Since lock-up periods which were in effect post-Arrangement for Trilogy LLC Class C Units have expired, any holder of Trilogy LLC Class C Units may freely transfer such holder’s Trilogy LLC Class C Units after giving fifteen (15) business days prior written notice to Trilogy LLC of the holder’s intention to do so; provided that if Trilogy LLC receives from any holder of Trilogy LLC Class C Units any such notice (“Proposed Transfer Notice”), then upon notice to such holder within five (5) business days of receipt of such Proposed Transfer Notice, Trilogy LLC is required, unless otherwise determined by all of the Independent Directors (as defined in the Trilogy LLC Agreement), to cause a mandatory redemption of all of the outstanding Trilogy LLC Class C Units of such holder proposed to be transferred in accordance with the procedures set forth under the heading “Redemption Rights of Holders of Trilogy LLC Class C Units” above.

None of the Company, Trilogy Holdings or Trilogy Intermediate Holdings is permitted to transfer its Trilogy LLC Units, other than (i) pursuant to a change of control transaction involving the Company or involving Trilogy Holdings and Trilogy Intermediate Holdings, (ii) pursuant to a Drag-Along Sale (as defined below), or (iii) to any 100% owned direct or indirect subsidiary of the Company.

Canadian securities regulatory authorities may intervene in the public interest (either on application by an interested party or by staff of a Canadian securities regulatory authority) to prevent an offer to holders of Trilogy LLC Class C Units being made or completed where such offer is abusive of the holders of Common Shares who are not subject to that offer.

The Company is required to advise the Ontario Securities Commission in the event a holder of Trilogy LLC Class C Units proposes to transfer to a third party Trilogy LLC Class C Units representing greater than 10% of the combined issued and outstanding Common Shares and Trilogy LLC Class C Units for a price that is greater than 115% of the market price (as such term is defined in s.1.11 of National Instrument 62-104 – Take-Over Bids and Issuer Bids).

Holders of Trilogy LLC Class C Units were prohibited from transferring any Trilogy LLC Class C Units for lock-up periods following the date of consummation of the Arrangement (February 7, 2017). On August 7, 2017, the lock-up period expired for 22,004,964 Trilogy LLC Class C Units. Thereafter, through December 31, 2017, holders of Trilogy LLC Class C Units redeemed 9,564,019 Trilogy LLC Class C Units for an equivalent number of Common Shares. On February 7, 2018, the lock-up period expired for 8,697,835 Trilogy LLC Class C Units and during 2018, holders of Trilogy LLC Class C Units redeemed an aggregate of 3,505,787 Trilogy LLC Class C Units for an equivalent number of Common Shares. On February 7, 2019, the lock-up period expired for the remaining Trilogy LLC Class C Units (8,677,753 Trilogy LLC Class C Units). From December 31, 2018 to the date of this AIF, holders of Trilogy LLC Class C Unit redeemed an aggregate of 78,462 Trilogy LLC Class C Units for an equivalent number of Common Shares.

Change of Control; Drag-Along; Required Approvals for Sale Transactions

The Company may not, and may not permit Trilogy Holdings and Trilogy Intermediate Holdings or Trilogy LLC to, consummate a change of control transaction, unless the consideration payable in respect of such transaction is comprised of cash or marketable securities having value sufficient to enable the recipient thereof to pay all tax liabilities arising under, or related to, such transaction (assuming the consideration payable to each recipient would be taxable at a forty percent (40%) tax rate).

If the Company, Trilogy Holdings and Trilogy Intermediate Holdings determine to transfer in one or a series of related bona fide arm’s-length transactions all, but not less than all, of the Trilogy LLC Class A Units and Trilogy LLC Class B Units held by them (whether in connection with a merger, acquisition or similar transaction) and the consideration payable in respect of such transaction meets the consideration requirements described above, the Company, Trilogy Holdings and Trilogy Intermediate Holdings are required to “drag-along” all other Trilogy LLC Members as to all of their respective Trilogy LLC Units, on the same terms and conditions (a “Drag-Along Sale”).

Under the Articles, if any Trilogy LLC Class C Units (as constituted on the close of business on the effective date of the Arrangement, being February 7, 2017) would be issued and outstanding on the effective date of any proposed Sale Transaction (as defined below in “Description of Capital Structure – Rights and Restrictions in Connection with a Proposed Sale Transaction”), such proposed Sale Transaction would, unless approved by all of the Independent Directors of the Company (as defined in the Articles), be subject to the approval of the holders of Common Shares and the holder of the Special Voting Share, each voting as a separate class and each by a simple majority of votes cast.

Management

The management of the business and affairs of Trilogy LLC is vested in the Trilogy LLC Member designated by the holders of Trilogy LLC Class A Units as the “Managing Member”. The initial Managing Member is Trilogy Holdings. The Managing Member can only be changed by the holders of a majority of the Trilogy LLC Class A Units (i.e., the Managing Member acting through its Company-appointed directors). Subject to applicable law and the restrictions on Trilogy LLC described in this section of the AIF, the Managing Member generally has complete authority, power and discretion to manage and control the business, affairs and properties of Trilogy LLC.

Restrictions on Activities of the Company

The Company and its wholly-owned subsidiaries are not permitted to, among other things, incur indebtedness (except as provided below), make acquisitions or investments, or engage in any trade or business, except through Trilogy LLC and its subsidiaries (subject to limited exceptions).

If the Company issues any additional equity interests, the net proceeds of such issuance are required to be paid to Trilogy LLC, in consideration of the issuance to Trilogy Intermediate Holdings of a corresponding amount of Trilogy LLC Class B Units or other applicable additional equity in Trilogy LLC. If the Company incurs any indebtedness, the net proceeds of such incurrence must be advanced to Trilogy LLC as a loan, on terms corresponding to those governing the indebtedness incurred by the Company

Notwithstanding the foregoing, as more fully described below, a portion of the net proceeds of any such equity issuance or debt issuance may be used by the Company to pay obligations that are to be funded by Trilogy LLC, but that Trilogy LLC is unable to fund because of restrictions under the Senior Notes Indenture (as defined below in “Material Contracts – Senior Notes Indenture”) or other agreements by which Trilogy LLC is bound.

The Company and Managing Member Expenses

Trilogy LLC is required to make payments to the Company and Trilogy Holdings (and any 100% owned subsidiary of the Company) as required for each of them to pay expenses, costs, disbursements, fees and other obligations (other than income tax obligations, except for income tax obligations arising in respect of payments made by Trilogy LLC to the Company, Trilogy Holdings or any 100% owned subsidiary of the Company to pay expenses and other obligations) incurred in respect of any of their business or affairs related to their investment in Trilogy LLC, in all cases to the extent that the Company, Trilogy Holdings or such subsidiary does not have cash on hand to pay such amounts. Trilogy LLC may be restricted under the Senior Notes Indenture or other agreements by which Trilogy LLC is or may in the future be bound from making such payments as required, in which case, to the extent Trilogy LLC is so restricted, the Company shall be permitted to issue equity, and the Company, Trilogy Holdings or any 100% owned subsidiary of the Company shall be permitted to incur indebtedness, to finance the payment of such obligations.

Tax Matters Partner/Partnership Representative

For all taxable years of Trilogy LLC ending before or including the effective date of the Arrangement, Theresa E. Gillespie or, if Theresa E. Gillespie is unable or declines to serve, another person selected by the holders of a majority of the Trilogy LLC Class C Units, shall serve as the tax matters partner of Trilogy LLC (the “Tax Matters Partner”); provided, however, that with respect to any matter to be acted upon or determined by such Tax Matters Partner (other than any act or determination as required by applicable law, or related to or arising out of any matter encompassed by the redemption rights of the holders of Trilogy LLC Class C Units), the approval of all of the Independent Directors shall be required if the decision of the Tax Matters Partner would have a material or disproportionately adverse effect upon the holders of Trilogy LLC Class B Units, as compared to the holders of Trilogy LLC Class C Units. For Trilogy LLC’s tax year ended December 31, 2017, an individual selected by the Managing Member with the approval of a majority of the Independent Directors served as the Tax Matters Partner.

The Bipartisan Budget Act of 2015 (P.L. 114-74) changed the way the Internal Revenue Service (“IRS”) will audit partnerships for tax years beginning after December 31, 2017. One of these changes includes replacing the Tax Matters Partner with a Partnership Representative as the party with authority to represent the partnership before the IRS. Trilogy LLC has not yet designated a Partnership Representative for the tax year ended December 31, 2018, but may either do so on its timely filed tax return or within 30 days of receiving a notice from the IRS that Trilogy LLC has not designated a Partnership Representative.

Amendments

Amendments generally require approval by holders of Trilogy LLC Units representing not less than fifty percent (50%) of each class of Trilogy LLC Units, provided that any amendment that materially adversely or disproportionately affects the economic benefits of any Trilogy LLC Member requires the written consent of such member.

DESCRIPTION OF THE BUSINESS OF THE COMPANY

Following the Arrangement between Alignvest and Trilogy LLC, the Company holds a significant economic interest in Trilogy LLC’s existing business of indirectly providing wireless communications services through its operating subsidiaries in New Zealand and Bolivia.

Overview

Trilogy LLC Background

Trilogy LLC, based in Bellevue, Washington, is a wireless telecommunications company that is managed by Trilogy Holdings and is owned by Trilogy Intermediate Holdings as well as individual and institutional members who invested in Trilogy LLC prior to the Arrangement. Trilogy LLC was founded in 2005 by John W. Stanton, Bradley J. Horwitz, and Theresa E. Gillespie (collectively, the “Trilogy LLC Founders”), who, together with a small group of other investors, bought assets including Bolivia (NuevaTel) from Western Wireless Corporation (“Western Wireless”), which had been founded by the Trilogy LLC Founders and sold to Alltel Corporation for $6 billion in 2005.

Over the following 12 years, Trilogy LLC completed a number of transactions that resulted in the portfolio of operations that are now owned by the Company. In 2008, Trilogy LLC acquired 26% of New Zealand Communications Limited, a greenfield mobile wireless operator in New Zealand, now known as 2degrees. Trilogy LLC subsequently increased its stake in 2degrees and the Company now holds approximately 73.3% of 2degrees. Focusing its efforts on growing 2degrees and NuevaTel, Trilogy LLC sold its operating company in Haiti in 2012 and its operating company in the Dominican Republic (adjacent to Haiti) in 2016. In 2015, 2degrees acquired Snap Limited (“Snap”), a New Zealand provider of fixed broadband communications services to enterprise and residential subscribers.

Trilogy International Partners Inc.

The Company owns and controls majority stakes in two operations that the Trilogy LLC Founders grew from greenfield developments. 2degrees in New Zealand, with an estimated wireless market share of approximately 22%, and NuevaTel in Bolivia, with an estimated wireless market share of approximately 21%, provide communications services customized for each market, including local, international long distance, and roaming services for both customers and international visitors roaming on their networks. 2degrees also provides fixed voice and broadband services in New Zealand. Both companies provide mobile services on both a prepaid and postpaid basis.

2degrees and NuevaTel’s networks support several digital technologies including Global System for Mobile Communications (“GSM” or “2G”); Universal Mobile Telecommunication Service, a GSM-based third generation mobile service for mobile communications networks (“3G”); and Long Term Evolution, a widely deployed fourth generation service (“4G LTE”). 3G and 4G LTE networks are important because they enable customers to use smartphones that facilitate greater consumption of data. 4G LTE networks are particularly important as data speeds of up to 10 times faster than 3G enable customers to use more data-intensive applications, driving higher revenue. Both 2degrees and NuevaTel hold spectrum licenses that are adequate for current usage levels, and have recently invested significant amounts of capital in their network infrastructure in 3G and 4G LTE to benefit from growth in additional data consumption.

A summary overview of the Company’s operating subsidiaries is presented below as at December 31, 2018 unless otherwise noted.

	New Zealand (2degrees)	Bolivia (NuevaTel)
Trilogy LLC Ownership Percentage(1)	73.3%	71.5%
Launch Date	August 2009	November 2000
Population (in millions)(2)	4.5	11.3
Wireless Penetration(3)	141%	84%
Wireless Subscribers (in thousands)	1,396	2,028
Market Share of Wireless Subscribers(3)	22%	21%

Notes:

(1)	Approximate as of the date hereof.
(2)	Source: The U.S. Central Intelligence Agency’s World Factbook as of July 2018.
(3)	Management estimates.

Short Form Base Shelf Prospectus and Registration Statement, and Prospectus Supplements

On July 24, 2017, the Company filed a preliminary short form base shelf prospectus with the British Columbia Securities Commission (“BCSC”) and a related shelf registration statement with the SEC qualifying for issuance an aggregate of $350 million of Common Shares, warrants, units, subscription receipts and share purchase contracts. On August 2, 2017, the final base shelf prospectus (the “Base Shelf Prospectus”) and the final registration statement were filed and were declared effective by the BCSC and shortly thereafter by the SEC. The Base Shelf Prospectus is intended to give the Company the flexibility to take advantage of financing opportunities when market conditions are favorable, but was also filed toward satisfying the Company’s obligation to provide resale registration rights for the Common Shares which may be issued upon redemptions of the Trilogy LLC Class C Units.

On October 11, 2017, the Company filed a resale prospectus supplement (the “Prospectus Supplement”) to the Base Shelf Prospectus with the BCSC and the SEC, to qualify specified Common Shares for resale at times and in amounts determined by the holders of those Common Shares. The Prospectus Supplement covered certain issued and outstanding Common Shares as well as Common Shares issuable upon redemption of Trilogy LLC Class C Units from time to time by holders thereof.

Trilogy LLC Note Refinancing

On May 2, 2017, Trilogy LLC completed its private offering of the Senior Notes (as defined below in “Material Contracts – Senior Notes Indenture”). Trilogy LLC applied the proceeds from the offering of the Senior Notes, together with cash on hand, to redeem all of its outstanding 13.375% senior secured notes due May 15, 2019 (see Material Contracts – Senior Notes Indenture”).

New Zealand (2degrees)

Background to market entry

Prior to 2degrees’ entry, the New Zealand wireless communications market was a duopoly, and the incumbent operators, Vodafone and Telecom New Zealand (now Spark New Zealand (“Spark”)), were able to set relatively high prices, which resulted in low wireless usage by consumers. Additionally, mobile revenue in New Zealand in 2009 was only 31% of total New Zealand telecommunications industry revenue, compared to 42% for the rest of its Organisation for Economic Co-operation and Development peers. These two factors led the Company to believe that New Zealand presented a significant opportunity for a third competitor to enter the market successfully.

Consequently, 2degrees launched in the New Zealand wireless market in 2009 through innovative pricing, a customer-centric focus, and differentiated brand positioning. 2degrees introduced a novel, low-cost, prepaid mobile product that cut the incumbents’ prices of prepaid voice calls and text messages in half and rapidly gained market share. Since then, 2degrees has reinforced its reputation as the challenger brand by combining low-cost alternatives with excellent customer service. Management estimates 2degrees’ market share of wireless subscribers to be approximately 22% based on most currently available information.

Additionally, 2degrees provides fixed broadband communications services to residential and enterprise customers.

As of December 31, 2018, Trilogy LLC-controlled entities owned 73.3% of 2degrees, with the remaining 26.7% interest owned by Tesbrit.

Strategy

2degrees has grown rapidly since its launch in 2009. Since starting as a low-cost, prepaid-only challenger, 2degrees matured into a full-service provider. Management believes several key initiatives will enable 2degrees to continue its growth, including: (i) increasing market share in the consumer postpaid mobile market by providing 4G LTE data services and optimizing video content delivery, (ii) providing fixed broadband services and bundled product offerings, specifically to the previously underserved enterprise customers, (iii) cross-selling fixed solutions to the existing mobile consumer subscriber base, and (iv) continuing to invest in its network.

2degrees is in the process of transitioning its customer mix to add higher value, higher margin postpaid customers. Despite having an overall market share of all wireless customers of approximately 22%, 2degrees’ market share of higher-value postpaid customers was only approximately 15% as of December 31, 2018. As a result, management estimates that there is a significant opportunity to drive incremental service revenues and Adjusted EBITDA by both (i) converting prepaid customers into postpaid customers, and (ii) gaining greater market share in the postpaid space. As 2degrees’ customer mix improves and it gains a greater share of the postpaid market, management anticipates that blended ARPU will increase. In 2018, 2degrees’ postpaid subscribers generated 4.5 times the ARPU of prepaid subscribers, at $34.48 compared to prepaid ARPU of $7.60. Management believes that there continue to be opportunities to grow data revenues in the postpaid market due to, among other reasons, (i) proliferating smartphone usage in New Zealand, (ii) the enhancement of distribution channels, and (iii) the introduction of new devices and other technologies.

Additionally, 2degrees is leveraging its acquisition of Snap, a broadband service provider, to improve its service offerings and gain a larger share of the overall $5 billion NZD telecommunications market. Given this addition to the service offerings, 2degrees started to bundle wireless and broadband product offerings to Small and Medium Enterprises (“SME”) customers to become a compelling and competitive option. SME is the market base with the single largest concentration of revenue in the New Zealand market and 2degrees estimates that it has only single-digit penetration of the SME market. To enable 2degrees to target SME customers more effectively, the acquisition of Snap has given 2degrees the ability to develop SME specific plans and to cross-sell services to existing mobile and broadband subscribers. These initiatives are expected to drive meaningful increases in service revenues, Adjusted EBITDA and, importantly, cash flow, given that fixed-broadband offerings in New Zealand require minimal capital investment because of the fiber-to-the-premise infrastructure funded and supported by the government.

Lastly, 2degrees has invested over $500 million in its spectrum, network and other capital expenditures since 2009. 2degrees has used these investments in building its network to provide national coverage (approximately 97% of New Zealand’s population), launching 4G LTE services in 2014, and bringing its 4G LTE sites to over 99% of its total cell sites. Initially, 2degrees launched service with a network only in major population centers and relied on roaming agreements to provide service outside these areas. It now has its own robust, nationwide network, enabling it to provide better service, enhancing both customer attraction and retention, and improving its cost structure with lower roaming fees paid to other network operators. 2degrees expects to continue investing in its network infrastructure to continue offering competitive service offerings.

Services

Today, 2degrees continues to offer compelling plans for data, voice and text on both mobile and fixed lines.

2degrees’ prepaid offerings include high value “Carryover Combo” service bundles which provide generous monthly allowances of data, voice and SMS from $9 to $49 NZD per month. The Carryover Combos permit subscribers to call and text Australia at no extra cost and provide Carryover Minutes and Carryover Data that last for up to one year. For casual usage, 2degrees offers low standard calling and texting rates which can be boosted with “Add Ons” for additional minutes or data.

As 2degrees has increased scale, it has intensified its efforts to recruit postpaid subscribers. 2degrees’ postpaid plans attract higher value subscribers through innovative offers such as the “Carryover” plans, in addition to the EIP, described below. 2degrees also offers Pool plans where customers can save per subscriber by adding additional connections to their account. All postpaid monthly plans are “Freedom” plans (no-term contracts), and include the ability to call and text both New Zealand and Australia at no extra cost.

In 2018, 2degrees launched Data Clock, an innovative app which enables prepaid and postpaid subscribers to purchase time-bound unlimited mobile data sessions in affordable bursts. Subscribers can currently purchase from time bundles of between 15 minutes to 24 hours of unlimited mobile data sessions. 2degrees also gives all prepaid and postpaid plan subscribers a free hour of unlimited data every day in their plan through the Data Clock app, something no other New Zealand telecom company offers.

2degrees continues to offer the Equipment Installment Plan (“EIP”), which is a handset financing plan that enables customers to purchase the handsets they prefer, largely without regard to the service rate plans they select, and pay for their phones over time. The introduction of the EIP significantly reduces handset subsidies that 2degrees pays, thereby reducing subscriber acquisition costs, while allowing subscribers to purchase high-end handsets with the flexibility to choose the appropriate monthly plans without long-term contracts. This handset-financing model enables subscribers to purchase data-centric handsets leading to increased data usage and revenues, as well as generating overall customer satisfaction. 2degrees also offers a trade-up option on eligible high value handsets whereby a subscriber can trade up to the latest smartphone every year as part of their EIP.

2degrees entered the fixed-line internet service provider (“ISP”) business and began offering home broadband plans with the Snap acquisition in 2015. Consistent with the 2degrees values of simplicity and transparency, 2degrees offers three plans to new residential customers: a capped plan with a traffic cap of 80 gigabytes per month, an unlimited data plan with speeds up to 100Mbps and an unlimited plan offering the fastest available residential speeds in New Zealand of 900Mbps down and 400Mbps up.

For the capped and unlimited plans, 2degrees offers customers equivalent pricing for both traditional copper broadband and standard ultra-fast fiber broadband (100Mbps). This equivalent pricing enables 2degrees to stand by its commitment to offer the best type of connection available at each address and to upgrade customers as new technology becomes available.

With the acquisition of Snap in 2015, 2degrees acquired a fixed broadband business that was focused on South Island business customers. Since then, 2degrees has expanded to serve business customers across all major cities in New Zealand with sales and support functions in Dunedin, Christchurch, Wellington and Auckland. 2degrees offers enterprise and government solutions which include voice products, a fully-supported end-to-end managed network service, local and global cloud services, mobile plans, machine-to-machine, and Telecommunications as a Service. In 2018, 2degrees added cloud security to its offerings. The enterprise solution also provides professional services to assist in the design and execution of a network or voice solution.

Marketing Strategy

2degrees positions itself as customer friendly, standing for value, fairness, and simplicity, combining low-cost alternatives with excellent customer service. 2degrees leverages its outstanding customer service capabilities to differentiate itself from competitors and to foster a highly satisfied and loyal customer base as evidenced by 2degrees’ strong net promoter score. This customer-centric focus has resulted in 2degrees receiving numerous customer service awards from Canstar Blue and Roy Morgan Research, both of which seek to identify and reward brands that exemplify product innovation and customer value.

Advertising

2degrees’ media strategy involves developing insight into consumer preferences and choices, followed by seeking to influence the consumers at each stage of their selection process. 2degrees aims to (i) reach consumers who are not actively in the market, (ii) win share from consumers who are seeking a communications product, and (iii) foster brand-loyalty and advocacy to its existing customers. With respect to its media strategy, 2degrees focuses on digital, television, online-video content, and outdoor advertising to market the 2degrees brand.

Distribution

As of December 31, 2018, 2degrees’ distribution network included approximately 20 Company-owned retail stores, 40 independent dedicated dealers and over 2,500 points of sale through national retail chains and grocery stores. 2degrees also offers services through its online self-service store.

Operations

Facilities

2degrees is headquartered in Auckland, with offices in Wellington and Christchurch.

Employees

2degrees has experienced rapid growth and has increased total employees from 381 as of December 31, 2010 to 1,069 employees as of December 31, 2018. 2degrees’ employees are distributed across its functional areas with 282 in sales and marketing, 227 in operations and engineering, 102 in information technology, 330 in customer operations, and 128 in finance and administration, corporate affairs and human resources.

Assets

Network

2degrees operates 3G and 4G LTE networks. The 2G services on its mobile network were discontinued in March 2018. As of December 31, 2018, the 2degrees network consisted of 1,092 cell sites, of which approximately 1,086 provide 4G LTE service (an increase of 87 4G LTE sites from December 31, 2017). We estimate that 97% of New Zealand’s population is covered through the 2degrees network and approximately 2% of the population is covered through a national roaming agreement with Vodafone. 4G LTE sites covered 97% of the population, enhancing 2degrees’ nationwide coverage. In 2018, 2degrees built additional cell sites and expanded the 4G LTE rollout to improve data throughput and in-building coverage. Additionally, during 2016 and 2017, 2degrees deployed cell sites in areas of the country where its subscribers generate high levels of national roaming traffic in order to minimize consumer roaming costs. 2degrees now receives full benefits from this construction program as it completed this project during the first quarter of 2017.

2degrees Spectrum Holdings

Management believes 2degrees currently has sufficient spectrum to compete effectively against other New Zealand wireless operators and expects to renew all or substantially all of its spectrum position once the applicable license expiration dates are reached.

Frequency Band	Spectrum	Spectrum License Expiration	Technology
700 MHz	10 MHz x 2	2031(1)	4G LTE
900 MHz	9.8 MHz x 2	2031(2)	3G and 4G LTE
1800 MHz	25 MHz x 2	2021	4G LTE
2100 MHz	15 MHz x 2	2021	3G

Notes:

(1)

The 2031 expiration for the 700 MHz license is conditioned on payment of the spectrum license cost in installments by December 2019. If the aforementioned criteria are not satisfied, the 700 MHz spectrum license expires in 2020.

(2)

The 2031 expiration for the 900 MHz spectrum is conditioned on payment by May 2022 of the price of the spectrum license and satisfying certain New Zealand Commerce Act requirements per the sale offer. If these criteria are not satisfied, the right to use the 900 MHz spectrum expires in 2022 except for 4 MHz that expires in 2031.

Market Context

New Zealand is a developed, prosperous country with a population of 4.5 million and a wireless penetration rate of 141%.

Economy Overview

Over the past 30 years, New Zealand has transformed from an agrarian economy, dependent on concessionary British market access, to a more industrialized, developed, services-dependent nation, with a large and growing tourism industry and free market economy that competes globally. The country had steady GDP growth of over 2.5% per year with low, stable inflation rates. The country’s GDP per capita is on par with Western Europe.

The country has a well-developed legal framework and regulatory system. New Zealand was most recently rated AA+ by Standard & Poor’s (“S&P”) and Aaa by Moody’s based on the country’s high economic strength, very high institutional and government financial strength, and low susceptibility to event risk. The country has no history of debt default.

New Zealand operates under a floating currency regime where the Official Cash Rate (“OCR”) is used as a monetary policy lever. The OCR is the interest rate set by the Reserve Bank of New Zealand to meet the inflation target specified in its Policy Targets Agreement; the rate is reviewed eight times a year and may be adjusted following significant changes in global macroeconomics.

Telecom Overview

The size of the New Zealand telecommunications market reached $5 billion NZD for the 2018 reporting period and total industry investment for the same period was approximately $1.66 billion NZD. This investment was underpinned by: government-backed spending in the Ultra-Fast Broadband initiative, which brings fiber connectivity to homes, schools, businesses, and medical facilities; the New Zealand government’s Rural Broadband initiative, which brings broadband connectivity to rural areas using wireless and wired infrastructure; and the private sector’s 4G LTE mobile spectrum investment, which upgrades the infrastructure capability.

With a high wireless penetration rate of 141% and the availability of the latest in-demand devices, data consumption in New Zealand continues to grow. The average amount of mobile data consumed per subscriber in New Zealand is now two gigabytes per month, up from 390 megabytes in 2015. The Company expects growth in data consumption to continue, driven by increased adoption of 4G LTE enabled smartphones and the expanding ecosystem of mobile applications.

Competition

2degrees competes with two wireless providers in New Zealand: Vodafone, with approximately 40% of the wireless subscriber market, and Spark, with approximately 38% of the market, in each case based on the most currently available information. Vodafone operates a 2G, 3G and 4G LTE network. Spark operates a 3G and 4G LTE network. Spark and Vodafone offer services across both the fixed and mobile markets.

In the broadband market, 2degrees, with 5% of the broadband subscriber market, competes with a handful of broadband providers in New Zealand: Spark with 41% of the broadband subscriber market, Vodafone with 26% of the market, Vocus with 13% of the market, Trust Power with 5% of the market, and remaining players accounting for 10% based on the most currently available information.

Governmental Regulation

New Zealand has a Minister of Broadcasting, Communications and Digital Media, supported by the Ministry of Business Innovation and Employment (“MBIE”), which advises on policy for telecommunications and spectrum issues. Following a general election in October 2017, the New Zealand Labour, New Zealand First and Green parties formed a new coalition government. The current Minister of Broadcasting, Communications and Digital Media is a New Zealand Labour MP, appointed to this position in September 2018. The New Zealand Labour party has signaled particular interest in digital content, digital inclusion, regional and broadcasting issues. The government has established a Digital Economy and Digital Inclusion Ministerial Advisory Group to advise the government on how it can best meet its objectives to grow the digital economy, reduce digital divides and benefit from new digital technologies.

On behalf of the government, the MBIE also administers the allocation of radio frequency management rights. 2degrees offers service pursuant to rights in the 700 MHz band, the 900 MHz band, the 1800 MHz band and the 2100 MHz band. 2degrees’ 900 MHz and 700 MHz spectrum rights expire in, or can be extended to, 2031; the 2degrees 1800 MHz and 2100 MHz spectrum rights expire in 2021. The Minister of Communications has announced that the government intends to renew 2degrees’ 1800 MHz and 2100 MHz rights but will hold back, for future use, 5 MHz in each of the transmit and receive frequencies from 2degrees’ 1800 MHz license renewal. (The MBIE will withdraw 5MHz in the transmit and receive frequencies from Vodafone’s and Spark’s 1800 MHz renewals in 2021 as well). As a result, 2degrees will hold 20 MHz x 2 of 1800 MHz spectrum and 15 MHz x 2 of 2100 MHz spectrum following the renewals in 2021. The New Zealand government has indicated that the cost to 2degrees for these renewals will be approximately $50 million NZD and installment terms will be offered, which is consistent with 2degrees’ expectations. The MBIE is also preparing for the introduction of fifth generation wireless services (“5G”) in New Zealand, including consideration of 5G spectrum allocations and timing. In line with international developments, the government has announced its intention to auction 5G rights in the 3.5 GHz band in 2020, although it has yet to provide the exact timing or allocation details. The MBIE is currently considering technical issues related to such an allocation. The MBIE is considering other potential 5G bands, including 600 MHz and mmWave spectrum (above 20 GHz) for allocations in the future.

The politically independent Commerce Commission of New Zealand (the “Commerce Commission”) is responsible for implementation of New Zealand’s Telecommunications Act 2001. The Commerce Commission includes a Telecommunications Commissioner, who oversees a team that monitors the telecommunications marketplace and identifies telecommunications services that warrant regulation. The Commerce Commission’s recommendations are made to the Minister. For services that are regulated, the Commerce Commission is authorized to set price and/or non-price terms for services and to establish enforcement arrangements applicable to regulated services. The Commerce Commission’s responsibilities include wholesale regulation of the fixed line access services that 2degrees offers, including unbundled bitstream access. The Commerce Commission is currently conducting a study of the mobile market under its monitoring powers. The purpose of this review is to develop a common understanding of the competitive landscape and any future competition issues. It considers both evolving consumer preferences and technological shifts, including implications of fixed-mobile convergence and 5G for infrastructure sharing and wholesale access regulation. The Commerce Commission is consulting with industry stakeholders and has indicated it expects to release preliminary findings of its study in April 2019 and a final report in September 2019. The Commerce Commission is also carrying out a study on domestic backhaul services.

The New Zealand government completed a review of the Telecommunications Act 2001 and issued policy recommendations in June 2017. As a result, legislation was passed late in 2018 that sets out a new regulatory framework for fiber services, which 2degrees employs for the provision of both fixed broadband and mobile communications services to its customers. The legislation takes a regulated ‘utility style’ building blocks approach, representing a shift from the current Total Service Long Run Increment Cost pricing approach applied to copper services. Copper services will be deregulated in areas where fiber services are available. Access to fiber unbundling will be required, but is not price-regulated. The Commerce Commission is now responsible for implementing this new utility style framework for fiber. It will be conducting extensive industry consultations regarding this so that it can put in place the new regime by January 2022, as required.

In addition, under the new legislation, telecommunications monitoring will be expanded to provide a greater emphasis on service quality rather than the current focus on price and coverage. We expect the Commerce Commission to consult with industry stakeholders on the collection of retail service quality data in early 2019.

There are no major changes to the regulation of mobile-specific services, but the new legislation streamlines various Telecommunications Act 2001 processes, shortening the time for implementation of future regulations, which could include rules governing the mobile sector.

The New Zealand government has taken an active role in funding fiber (the Ultra-Fast Broadband Initiative) and wireless infrastructure (the Rural Broadband Initiative) (“RBI”) to enhance citizens’ access to higher speed broadband services. The Ultra-Fast Broadband Initiative has been extended over time and fiber is now expected to reach 87% of the population by December 2022. In addition, the government announced an extension of the RBI to RBI2 and a Mobile Black Spots Fund (“MBSF”). This fund was initially allocated $150 million NZD by the New Zealand government. In April 2017 the three national mobile providers, 2degrees, Vodafone and Spark, formed a joint venture to deliver a shared wireless broadband/mobile solution in the rural areas identified by the government. In August 2017, the New Zealand government signed an agreement with the joint venture to fund a portion of the country’s rural broadband infrastructure project (the “RBI2 Agreement”). Under the RBI2 Agreement, each joint venture partner, including 2degrees, committed to invest $20 million NZD over several years in accordance with payment milestones agreed upon between the parties to the agreement. 2degrees will also contribute to the operating costs of the RBI2 network. In December 2018, a further extension of the RBI2/MBSF was announced. This is expected to extend coverage to 99.8% of the population and is funded with $40 million NZD from the government’s Provincial Growth Fund and a further $105 million NZD from funding already allocated to the RBI2/MBSF expansion.

In the past, New Zealand’s government has supported competition in the telecommunications market. In February 2017, the Commerce Commission rejected a proposed merger between Vodafone, one of 2degrees’ competitors, and Sky Network Television, a satellite pay television provider, on grounds that the transaction would lessen competition. The government also has previously imposed limits on the quantity of spectrum that any one party and its associates can hold in specific frequency bands, and has permitted purchasers of spectrum rights to satisfy their purchase payment obligations over time (both of which assisted 2degrees’ ability to acquire spectrum rights); however, the government does not have a clear policy to continue these practices.

Political Climate

New Zealand is a constitutional monarchy with a stable parliamentary system of government closely patterned on that of the United Kingdom. The Labor Party and the more conservative National Party dominate New Zealand politics, governing in coalition with smaller parties, which has resulted in a stable legislative environment.

New Zealand is renowned for its efforts to ensure a transparent, competitive, and corruption-free government procurement system. Stiff penalties against bribery of government officials as well as those accepting bribes are strictly enforced. New Zealand consistently achieves top ratings in the Transparency International’s Corruption Perception Index (“CPI”). In the 2018 CPI, Transparency International ranked New Zealand number two in the world (out of 180 countries and territories), with a rating of 87 out of 100.

Intangible Properties

2degrees has a unique and strong local brand with marketing and operating strategies tailored to fit its market and the potential return on investment. 2degrees’ intellectual property enables it to be known and recognized in the New Zealand marketplace through its brand style, trade dress, domain names and trademarks. For example, the 2degrees brand plays a key role in product positioning and its reputation.

2degrees aims to maximize the value of its intangible assets by ensuring that they are adequately used, protected and valued. In order to protect its intellectual property assets, 2degrees relies on a combination of legal protections afforded under copyright, trade-mark, patent and other intellectual property laws as well as contractual provisions under licensing arrangements.

2degrees’ intangible properties also include wireless spectrum licenses as further discussed above under “2degrees Spectrum Holdings”.

Corporate Structure of 2degrees Group

In September 2018, 2degrees and its subsidiaries completed a restructuring in connection with the New Zealand 2021 Senior Facilities Agreement (as defined below). The terms of the 2021 New Zealand Facilities Agreement require that the shares of 2degrees be pledged to the lenders thereunder and that loans to 2degrees from persons other than those lenders be subordinated. Pursuant to the restructuring, 2degrees Investments was formed as the indirect parent of 2degrees and the equity interests in 2degrees that were previously held by the Company’s subsidiaries as well as by Tesbrit were exchanged for identical equity interests in 2degrees Investments. 2degrees Investments now holds, through a wholly owned indirect subsidiary, 100% of the equity interests of 2degrees, and the loans extended to 2degrees by the Company’s subsidiaries have been replaced with loans to 2degrees Investments. The shares of 2degrees are owned by a wholly owned indirect subsidiary of 2degrees Investments; this wholly owned indirect subsidiary has pledged (with some limited exceptions) all its assets, including its 2degrees equity interests as collateral for the New Zealand 2021 Senior Facilities Agreement.

2degrees Shareholders Agreement

The governance of 2degrees Investments and its subsidiaries, including 2degrees (collectively, the “2degrees Group”), is addressed in the constitution of each company, which sets forth conventional terms relating to the rights and obligations of shareholders and the board of directors, and by the 2degrees Shareholders Agreement, dated November 22, 2012, as amended on September 26, 2018, to conform to the restructuring summarized above (the “2degrees Shareholders Agreement”). In addition to 2degrees Investments, Trilogy International New Zealand LLC (“TINZ”) (a subsidiary of the Company), and Tesbrit, the minority shareholder of 2degrees Investments, are parties to the 2degrees Shareholders Agreement. Any amendment of the 2degrees Shareholders Agreement requires the consent of each of the parties to that agreement. The 2degrees Shareholders Agreement limits the business of 2degrees Investments and of its subsidiaries to providing telecommunications services in New Zealand, requires shareholders to exercise best efforts to refer business opportunities to 2degrees Investments, and requires shareholders to refrain from activities that are competitive with 2degrees Investments and its subsidiaries.

The Company has strategic and operational control of 2degrees Investments and its subsidiaries, subject to certain consent rights that have been negotiated by Tesbrit, as set forth in the 2degrees Shareholders Agreement or that exist under New Zealand companies law. Tesbrit holds two seats on the 2degrees Investments board of directors and certain extraordinary decisions will require the approval of one of the directors appointed by Tesbrit, or by Tesbrit as shareholder. These decisions include (among other things) changes to the constitution, the nature of the business of 2degrees Investments and its subsidiaries, transactions outside of the ordinary course of business, and affiliated party transactions. A proposal to sell more than half of 2degrees Investments’ assets requires the approval of the Company (acting through TINZ) and Tesbrit.

The 2degrees Shareholders Agreement provides all shareholder parties with pre-emptive rights in respect of issuances by 2degrees Investments of any equity or indebtedness, except with respect to securities issued to employees pursuant to an approved equity compensation program.

All transfers of 2degrees Investments Shares (other than for internal shareholder group re-organizations) by TINZ or Tesbrit are subject to rights of first offer in favor of the other party. Similarly, each of TINZ and Tesbrit have tag along rights in the case of a sale by the other party of 2degrees Investments Shares to a third party. If TINZ and/or Tesbrit seek to transfer all of their 2degrees Investments Shares to a third party in excess of a threshold price, they have the right to cause all other shareholders to sell in the transaction.

The 2degrees Shareholders Agreement terminates upon mutual consent of TINZ and Tesbrit or upon the dissolution or public listing of 2degrees Investments.

The direct parent of TINZ – Trilogy International South Pacific LLC – and the shareholders of Tesbrit also executed a separate agreement dated August 30, 2018, setting forth similar transfer restrictions and rights concerning transfers of equity interests in TINZ and Tesbrit.

Bolivia (NuevaTel)

The Trilogy LLC founders launched NuevaTel in 2000 while they served in senior management roles with Western Wireless. Trilogy LLC subsequently acquired a majority interest in the business in 2006 and currently owns 71.5% of NuevaTel, with the remaining 28.5% owned by Comteco, a large cooperatively owned fixed line telephone provider in Bolivia.

Overview

NuevaTel, which operates under the brand name “Viva” in Bolivia, provides wireless, long distance, public telephony and wireless broadband communication services. It provides competitively priced and technologically advanced service offerings and high quality subscriber care. NuevaTel focuses its customer targeting efforts on millennials and differentiates itself through simplicity, transparency, and a strong national brand. As of December 31, 2018, NuevaTel had approximately 2.0 million wireless subscribers representing an estimated 21% subscriber market share.

Strategy

NuevaTel has been a significant presence in the Bolivian wireless industry since its launch in 2000. Over the past 16 years, NuevaTel has grown substantially. Since 2008, NuevaTel has distributed cumulative gross dividends of $278 million to its shareholders. NuevaTel’s recent key growth initiatives have focused on (i) driving 4G LTE adoption, (ii) increasing data usage among the existing subscriber base, and (iii) continuing its 4G LTE overlay expansion.

Management believes that future growth in the Bolivian wireless business will be driven through expanded 4G LTE adoption that will enable greater data consumption. NuevaTel has started migrating and upgrading its existing high-value customers to 4G LTE devices, and has seen their level of data consumption increase while traditional voice usage and text messages declined. As such, NuevaTel will continue to incentivize upgrading to 4G LTE with creative promotions and targeted subsidies.

To broaden the overall availability of 4G LTE services, NuevaTel has invested capital in expanding its 4G LTE footprint. It added over three hundred 4G LTE sites to its network in 2018, bringing its 4G LTE network footprint to over 90% of its network. Management believes these investments will enhance NuevaTel’s ability to drive growth in service revenues and Adjusted EBITDA.

Services

NuevaTel offers wireless voice and high-speed data communications services through both prepaid and postpaid payment plans, with prepaid subscribers representing approximately 81% of the subscriber base as of December 31, 2018. Postpaid plans are sold using a customer-friendly, simplified approach with eight distinct offerings based on tariff and usage. Prepaid customers have the option of purchasing prepaid cards ranging from 10 Bolivianos up to 80 Bolivianos in addition to electronic recharges. Prepaid and postpaid customers with a minimum of four months seniority are also eligible to receive a double recharge offer once a month, which improves customer loyalty and reduces churn. NuevaTel offers a full range of smartphone devices, including Samsung Galaxy and Huawei Pro devices; however, the majority of its handset sales are more affordable Samsung and Huawei smartphones. The availability of 4G LTE-enabled smartphones, including through the grey market, at prices affordable to Bolivian customers is a key factor facilitating the growth of 4G LTE adoption. With the increasing penetration of 4G LTE smartphones in the customer base and the expanding 4G LTE network coverage, there is a significant opportunity for continued growth in 4G LTE data adoption and a corresponding growth in data consumption.

Additionally, NuevaTel has a number of ancillary, noncore businesses including public telephony (pay phone) services with approximately 51 thousand units installed nationally and WiMAX, a fixed broadband product offering. Both of these businesses will continue to decline in the coming years as NuevaTel focuses on its core business of postpaid and prepaid wireless services. NuevaTel is also currently trialing a Fixed LTE wireless broadband service to assess the new technology solution and longer term market opportunity. If the trial is successful, the Fixed LTE technology is expected to replace the WiMAX fixed broadband service. Public telephony and WiMAX products combined contributed less than 5% of service revenues for the year ended December 31, 2018.

Marketing Strategy

NuevaTel has positioned itself as the young and dynamic challenger brand in the Bolivian telecommunications market under the brand “Viva”. NuevaTel’s emphasis is on higher-value customers in both the prepaid and postpaid wireless services and on urban areas with higher population density and relatively strong socio-economic factors. Specifically, NuevaTel caters to millennials, and has developed a community for its customers centered on music, concerts, and Bolivian brands to increase loyalty.

Distribution

NuevaTel utilizes a vast network of outsourced dealers and stores to promote its products and to drive activations, recharges and other customer related services to manage the subscriber base. NuevaTel also owns stores, known as “Viva Experience” stores that are designed to encourage customers to interact with devices and technology. As of December 31, 2018, NuevaTel’s distribution network included approximately 15 Company-owned stores, over 240 dealers and over 8,990 other dealer points of presence.

Advertising

NuevaTel uses many different forms of advertising to communicate and connect with its customers. Institutional brand awareness is built using television and billboard advertising, while newspaper, radio, and digital channels are typically used to drive promotional campaigns.

Operations

Facilities

NuevaTel’s headquarters office is located in the capital city of La Paz. Additional operational offices are located in Santa Cruz and Cochabamba, with sales support offices located throughout the country.

Employees

As of December 31, 2018, NuevaTel had approximately 666 employees. The 666 employees are distributed across its functional areas with 269 in sales and marketing, 104 in operations and engineering, 86 in information technology, 61 in customer operations, and 146 in finance and administration, corporate affairs and human resources.

Assets

Network

NuevaTel has a robust spectrum position and network infrastructure. NuevaTel currently provides 2G and 3G mobile communications in the 1900 MHz band, 4G LTE services in the 1700/2100 MHz bands and WiMAX services in several cities in the 3500 MHz band. Its mobile network consisted of approximately 1,234 cell sites with 1,115 of those site enabled with 4G LTE at the end of December 31, 2018.

NuevaTel has invested significantly in a major network expansion over the past four years with a total investment of approximately $170 million between 2015 and 2018. This expansion project improved coverage and capacity of its voice and data networks and has dramatically improved the 4G LTE coverage. Total cell sites and 4G LTE sites increased by 35% and 182%, respectively, since the beginning of 2015.

NuevaTel maintains international roaming agreements with 210 operators in over 90 countries worldwide as of December 31, 2018.

NuevaTel Spectrum Holdings

Frequency Band	Spectrum	Spectrum License Expiration	Technology
1900 MHz	25 MHz x 2	2019-2028(1)	2G and 3G
3500 MHz	25 MHz x 2	2024-2027	WiMax
1700/2100 MHz	15 MHz x 2	2029	4G LTE

Notes:

(1)	30 MHz (15 MHz x 2) expires in November 2019 and 20 MHz (10 MHz x 2) expires in April 2028.

The Company estimates that NuevaTel had a 69% population coverage as of December 31, 2018.

Market Context

Economic Overview

Bolivia, officially known as the Plurinational State of Bolivia, is a presidential republic located in western-central South America, bordered to the northwest by Peru, to the north and east by Brazil, to the southeast by Paraguay, to the south by Argentina, and to the southwest by Chile. The currency used in Bolivia, the Boliviano, is tied to the value of the U.S. dollar. Since the introduction of the pegged regime, the Bolivian exchange rate has remained stable. The central bank of Bolivia is expected to maintain its peg to the U.S. dollar until the conclusion of the elections in late 2019. After elections are complete, there is speculation that the central bank will gradually depreciate the Boliviano against the U.S dollar. The Company does not expect the impact, if any, to be material in the short or medium term. In March 2017, Bolivia issued US$1 billion of sovereign bonds to mature in 2028 – rated by S&P as ‘BB’ and reflecting the country’s strong external balance sheet, low debt burden, and favorable debt profile.

Bolivia is one of the best performing economies in Latin America, driven by strong public investment and private consumption; GDP increased annually from $11.5 billion in 2006 to $37.8 billion in 2016 and remained flat from 2016 to 2017 based on the latest estimate available.

Telecom Overview

Bolivia has a population of approximately 11 million and an estimated wireless penetration rate of 84%. The country presents an attractive market for wireless service providers given the substantial demand for communications services due primarily to the lack of a national fixed-line communications provider. The local wireline network is fragmented into 14 independent regional telephone cooperatives, with each having distinct products and services.

Mobile use in Bolivia has expanded rapidly due to the absence of extensive fixed-line infrastructure. Prepaid subscribers constitute the majority of the wireless market in Bolivia with an increasing postpaid base in recent years. The Bolivian market is exhibiting several trends, notably: (i) increased demand for smartphones, (ii) the increased prevalence and affordability of 3G and 4G LTE capable devices, (iii) the ability for new technology to reach rural, previously under-served areas, and (iv) increased availability of video and music content, social media, mobile money, and other such data-based services. The market is experiencing growing consumer demand for the latest technologies, particularly in data services, and the carriers are seeking to construct robust networks with the capacity to satisfy those demands.

Competition

NuevaTel competes with two main wireless providers in Bolivia: Entel, with approximately 44% of the market, and Tigo, with approximately 35% of the market, in each case as of December 31, 2018, based on management estimates. Entel is a government-run entity, which operates a 2G and 3G network in the 850 and 1900 MHz bands. It launched a 4G LTE network in the 700 and 1700/2100 MHz bands, and has also pursued a satellite-based strategy with the development of the Tupac-Katari satellite in 2015. While NuevaTel concentrates on urban customers, Entel operates with a mandate to provide coverage throughout Bolivia and a significant proportion of its subscriber base is in areas where NuevaTel does not compete. Additionally, Entel provides complementary cable television and broadband internet services that can be bundled with its wireless offerings. Tigo, a subsidiary of Millicom S.A., uses 2G and 3G technologies and operates in the 850 and 1900 MHz bands. Tigo also launched a 4G LTE network in 2014 and uses the 700 and 1700/2100 MHz bands. Additionally, Tigo provides complementary cable television and broadband internet services that can be bundled with its wireless offerings.

The wireless communications systems of NuevaTel also face competition from fixed-line networks and from wireless internet service providers, using both licensed and unlicensed spectrum and technologies such as WiFi and WiMAX to provide broadband data service, internet access and voice over internet protocol. NuevaTel’s long distance service also competes with Entel, Tigo and other alternative providers.

Governmental Regulation

NuevaTel operates two spectrum licenses in the 1900 MHz band; the first license expires in November 2019, and the second license expires in 2028. Additionally, NuevaTel provides 4G LTE services in the 1700 / 2100 MHz bands with a license term expiring in 2029. NuevaTel also provides fixed broadband services using WiMAX and fixed LTE technologies through spectrum licenses in the 3500 MHz band with minimum terms ranging from 2024 to 2027. The long distance and public telephony licenses held by NuevaTel are valid until June 2042 and February 2043, respectively. The long distance license and the public telephony license are free and are granted upon request. See “NuevaTel Spectrum Holdings” above for additional information regarding NuevaTel’s spectrum holdings.

The principal governmental agency with regulatory oversight for telecommunications is the Autoridad de Regulación y Fiscalización de Telecomunicaciones y Transportes of Bolivia (the “ATT”). The ATT is responsible for administering spectrum auctions, renewing licenses and concessions to provide services to the public, monitoring service quality, imposing sanctions for violations of its service reliability rules, setting interconnection rates and implementing other policies designed to promote competition and consumer protection. In the past four years, the ATT reduced both domestic and international interconnection rates and revised service quality standards.

The Bolivian telecommunications law (“Bolivian Telecommunications Law”), enacted on August 8, 2011, requires telecommunications operators to pay recurring fees for the use of certain spectrum (such as microwave links), and a regulatory fee of 1% and a universal service tax of up to 2% of gross revenues. The law also authorizes the ATT to promulgate rules governing how service is offered to consumers and networks are deployed. The ATT has required wireless carriers to publish data throughput speeds to their subscribers and to pay penalties if they do not comply with transmission speed commitments. It required carriers to implement number portability by October 1, 2018, which NuevaTel has implemented. The ATT has also conditioned the 4G LTE licenses it awarded to Tigo and NuevaTel on meeting service deployment standards, requiring that the availability of 4G LTE service expand over a 96-month period from urban to rural areas. NuevaTel has met its 4G LTE launch commitments due by 2018. See “Risk Factors”.

Under the Bolivian Telecommunications Law, carriers must negotiate new licenses (to replace their existing concessions) with the Bolivian government. Both the law and the Bolivian constitution specify that carriers’ vested rights under their existing concessions will be preserved; however, the Company cannot guarantee that these protections will be respected by the Bolivian government. The ATT migrated the original concessions of Entel and Tigo, wireless competitors to NuevaTel, to new licenses in 2015 in conjunction with renewing their original concessions that were due to expire. In January 2019, NuevaTel received resolutions authorizing a migration to a new comprehensive license with terms similar to those in the Entel and Tigo licenses. NuevaTel signed the new license agreement in February 2019. The agreement governs (but does not replace) NuevaTel’s existing spectrum grants and its concessions to provide mobile voice services and data services. NuevaTel’s initial 1900 MHz spectrum grant and its mobile and data services concessions are due to be renewed on November 25, 2019. The Company expects, but cannot guarantee, that this spectrum grant and the service concessions will be renewed at that time. NuevaTel anticipates that the government will not assess a charge for the renewal of the service concessions. The ATT has not yet specified a price for the renewal of the 1900 MHz spectrum grant. However, based on the fee paid by Tigo in connection with its 2015 spectrum grant renewal, NuevaTel estimates that it will be required to pay approximately $25 million for its 1900 MHz spectrum renewal in the fourth quarter of 2019. The payment is expected to be funded with cash resources from a combination of NuevaTel’s operating cash flows, changes in the timing of property and equipment purchases and from the proceeds of the sale and leaseback of certain NuevaTel network towers (see “Tower Sale Agreements” below).

Political Climate

NuevaTel was launched in 2000 and has operated under six Bolivian presidents, including the current president, Evo Morales. Since 2006 when Evo Morales was elected as president, Bolivia has experienced strong growth. The high prices and strong demand for Bolivia’s commodities such as natural gas, minerals and soybeans have improved the economy and reduced poverty levels. President Morales has established a level of political stability in one of South America’s poorest countries. His current term ends in 2020. As a result of a ruling by Bolivia’s constitution court permitting him to seek re-election in 2020, President Morales has stated that he intends to seek another term.

During President Morales’ administration, the Bolivian government has nationalized numerous businesses that were once owned or controlled by the state. In 2008, the Bolivian government re-acquired, by expropriation from Telecom Italia, the shares in Entel that Telecom Italia had previously acquired from the Bolivian government. NuevaTel believes its circumstances differ materially from those enterprises that were expropriated in that NuevaTel has been funded 100% by direct foreign investment. Furthermore, government officials have stated publicly that the “phase” of nationalizations in Bolivia is over, and the Bolivian government has taken steps, through the enactment of a new foreign investment law and trade missions to Europe and North America, to attract foreign investment.

NuevaTel believes that it is perceived by the government as a model corporate citizen. NuevaTel endeavors to maintain its reputation in this regard by (i) continuing to reinvest in its network for the benefit of Bolivian customers, (ii) significantly and progressively employing thousands of Bolivians, directly or indirectly, (iii) being a meaningful taxpayer (14th largest taxpayer in Bolivia in 2014), and (iv) being a model of corporate social responsibility through the Fundacion Viva, a foundation promoting good causes for the people of Bolivia. See “Risk Factors”.

Emerging Market Considerations

Assets and Property Interests

The Company’s interest in NuevaTel is held indirectly through wholly-owned subsidiaries, Western Wireless International Bolivia LLC (“Western Wireless LLC”) and Western Wireless International Bolivia II Corporation (together with Western Wireless LLC, the “Western Wireless Bolivia Subsidiaries”), which together hold 71.5% of NuevaTel.

The assets that NuevaTel owns consist principally of real estate, vehicles, network equipment, mobile communications handset inventory, and licenses; in addition, NuevaTel’s assets include leased real estate, contractual rights, and bank accounts, and other assets that are customary for the operation of a wireless communications business. With respect to real estate, NuevaTel owns several office and store locations, numerous cell sites and an apartment for executive use. NuevaTel has registered its title in the appropriate Bolivian registries to each of these properties with the exception of a small number of cell sites, for which title registration is in process. NuevaTel has also registered its ownership of its vehicles. NuevaTel holds its other assets pursuant to rights granted in the relevant license and contractual documents. Substantially all of NuevaTel’s assets are treated as collateral for a $25 million loan made by a consortium of Bolivian banks to NuevaTel. Many of NuevaTel’s assets are also subject to encumbrances and restrictions set forth in the applicable contractual agreements and licenses, as is customary for a wireless communications business.

Trilogy LLC periodically reviews the status of NuevaTel’s ownership of its assets in the course of assessing NuevaTel’s accounting and business operations controls, often in conjunction with material transactions or financings. The Company expects to continue this periodic review going forward.

Tower Sale Agreements

On February 15, 2019, NuevaTel entered into a definitive asset purchase agreement (the “Purchase Agreement”) to sell up to 633 of NuevaTel’s telecommunication towers located throughout Bolivia to a Bolivian entity for an aggregate cash consideration of approximately US$100 million (the “Tower Sale Transaction”). NuevaTel concurrently entered into a multi-year lease agreement on February 15, 2019 (together with the Purchase Agreement, the “Tower Sale Agreements”) whereby the buyer will provide NuevaTel with access to certain wireless communication towers and the right to use and operate such sites to support NuevaTel’s wireless network and rollout plans.

The Tower Sale Transaction will close in stages, the first of which closed in February 2019, pursuant to which approximately 400 wireless communication towers were sold for approximately US$65 million. Subsequent closings are expected to be completed over the remainder of 2019.

Impact of Bolivian Laws, Regulations and Customs

The impact of Bolivian laws and regulations on the Company’s ownership of NuevaTel is not dissimilar to the impact of most countries’ laws regarding foreign investment. Bolivian law does not preclude the Company or any foreign investor from owning a controlling stake in or 100% of a telecommunications company in Bolivia. Bolivian law does require that Bolivian entities report to the Bolivian central bank regarding the amount of investment that they have received from foreign owners. NuevaTel has regularly prepared these reports in compliance with Bolivian law and has received confirmatory certifications from the Bolivian central bank. As is the case in many countries, dividends paid to foreign investors are subject to a withholding tax. In Bolivia, the rate of such withholding tax is 12.5% .

Material Permits, Business Licenses and Other Regulatory Approvals

The licenses, permits and regulatory approvals that are of principal importance for NuevaTel to operate its wireless business in Bolivia consist of NuevaTel’s original concession from the Bolivian government to offer mobile communications services to the public, various licenses from the Bolivian government to offer ancillary communications services (public telephony, long distance, Internet access, etc.), radio frequency licenses, permits for cell sites from municipalities and environmental agencies, tower permits from the Bolivian aviation authority, and permits from highway and forestry agencies to authorize NuevaTel to install fiber optics for network backhaul. The Company is satisfied that all necessary licenses, permits and regulatory approvals have been obtained and are in good standing with the exception of licenses, permits and regulatory approvals whose absence would not have a material adverse effect on NuevaTel’s business.

The Company’s Control of NuevaTel

The Company, through its ownership of the Western Wireless Bolivia Subsidiaries, has the power, under NuevaTel’s bylaws, to elect 5 of the 7 members that constitute NuevaTel’s board of directors (Comteco, the Bolivian Cochabamba-based telephone cooperative that is the only other NuevaTel shareholder, has the right to appoint the other 2 directors). Currently, Company appointees to the NuevaTel board consist of 3 of the Company’s Officers – Bradley J. Horwitz, Scott Morris, and Juan Pablo Calvo – plus Erik Mickels, and Marcelo Hassenteufel (a NuevaTel executive). Comteco’s directors on the NuevaTel board do not have veto rights and therefore cannot block decisions approved by a board majority.

The NuevaTel board has the right, by majority vote, to hire or terminate the employment of NuevaTel employees. The NuevaTel board can replace NuevaTel officers by majority vote. The Western Wireless Bolivia Subsidiaries can change the designations of their board appointees at any time, subject to ratification at a shareholders’ meeting. Because the Western Wireless Bolivia Subsidiaries hold 71.5% of NuevaTel’s shares, they can approve such changes without regard to the votes of Comteco, NuevaTel’s other shareholder.

Flow of Funds

The NuevaTel board (subject to any fiduciary duties) approves, by majority vote, the payment of dividends to its shareholders, the Western Wireless Bolivia Subsidiaries and Comteco, from time to time. The most recent dividend was approved by the NuevaTel board in July 2018.

NuevaTel’s Corporate Documents

NuevaTel’s minute books, corporate seal, and corporate records are currently held by NuevaTel in its corporate offices in La Paz, Bolivia. The Company also has copies of essential corporate records, including board meeting minutes. The Company’s board of directors (the “Board”) (acting through its appointed NuevaTel directors) has unrestricted access to NuevaTel’s books and records.

Experience of the Company’s Executive Officers and Directors in Bolivia

The Company’s management team has extensive experience overseeing the operations of NuevaTel in Bolivia. Bradley J. Horwitz was involved in founding the company in 1998 and has been a director of NuevaTel consistently since then. Juan Pablo Calvo is a Bolivian national who has served as NuevaTel’s CEO from 2001 through 2008 and from 2010 through the present. Other Company officers and employees have had responsibilities for aspects of NuevaTel’s operations for several years; similarly, members of the Board, namely John W. Stanton, Theresa E. Gillespie, and Mark Kroloff, in addition to Bradley J. Horwitz, have overseen the Company’s and Trilogy LLC’s (and before that (except for Mr. Kroloff) Western Wireless’) investment in NuevaTel for many years (since 1998 in the case of Mr. Stanton, Ms. Gillespie, and Mr. Horwitz; since 2010 in the case of Mr. Kroloff).

By virtue of their long-standing involvement with the Company’s investment in NuevaTel, the Company’s management team and a majority of the Board are familiar with Bolivia’s political environment, its business culture and practices, and relevant laws and regulations (including labor, tax, telecommunications, and banking laws and regulations). Members of the Board who did not have prior experience in overseeing Trilogy LLC’s investment in NuevaTel have learned about Bolivia’s business, political and regulatory environment in the course of due diligence investigations leading to the Arrangement and have personally met with Juan Pablo Calvo, NuevaTel’s CEO. On an ongoing basis, the Board will receive information on key business, political and regulatory issues affecting NuevaTel’s business.

Members of the Trilogy LLC management team regularly visits NuevaTel’s offices in Bolivia and the NuevaTel management team travels to North America periodically to meet with Trilogy LLC. On average, these face to face meetings occurred once every two months and are expected to continue with the Company on an ongoing basis. Juan Pablo Calvo, the NuevaTel CEO and an officer of the Company, is fluent in English and Spanish. The NuevaTel management team is fluent in English and Spanish. Given the fluency of the NuevaTel management team in English and Spanish, the Company does not believe that a significant language barrier exists between the Company and the NuevaTel staff.

Corporate governance documents for NuevaTel were prepared originally in Spanish and have been translated into English. Most of NuevaTel’s principal contracts with equipment vendors have been prepared in English. As needed, other documents that were originally prepared in Spanish (real estate leases, customer contracts, government licenses and regulations) have been translated into English.

Audit Committee Authority and Compliance with NI 52-110 and NI 52-109

The Company exercises control over NuevaTel through its ownership of the Western Wireless Bolivia Subsidiaries that are majority shareholders of NuevaTel. Consequently, the Company’s audit committee has access to all of NuevaTel’s records and is not restricted in its ability to engage and set the compensation for advisors or auditors to review NuevaTel’s records and operations.

As part of the Company’s process for developing internal controls over financial reporting, and its process to comply with NI 52-109, the Company has considered the guidance under OSC Staff Notice 51-720 - Issuer Guide for Companies Operating in Emerging Markets. The Company has also considered National Instrument 58-201 – Auditor Oversight, which highlights that the Board should adopt a written mandate that explicitly acknowledges responsibility for, among other things, the identification of principal risks of the company’s business and oversight of the implementation of appropriate systems to manage these risks. These procedures seek to ensure that those charged with corporate governance have a sufficient understanding of Bolivia’s legal, regulatory, political and cultural risks that may impact the company and that these risks are evaluated in the context of operating in Bolivia.

The Company assesses the risks it faces and links them to its financial statement disclosures in light of the multiple locations of the Company’s operating businesses (and the fact that it operates in an emerging market). The Company evaluates its risks on the basis of criteria that include materiality, size and composition of the account affected, susceptibility to misstatement due to errors or fraud, transaction volume, complexity and homogeneity, and accounting and reporting complexities, among other things

Statutory Rights and Remedies under Canadian Securities Laws

Through its ownership of the Western Wireless Bolivia Subsidiaries, the Company exercises control over the operations and assets of NuevaTel and has the ability to declare dividends or distributions if needed to fulfill obligations that it may owe to the Company’s investors. As such, and for the additional reasons described above, the Company does not expect that the location of a material portion of its assets in Bolivia impacts an investor’s rights and remedies under Canadian securities laws.

Intangible Properties

NuevaTel operates under the brand name “Viva” in Bolivia. The intangible property considerations with respect to NuevaTel’s business are substantially the same as for 2degrees as described above under “Description of the Business of the Company – New Zealand (2degrees) – Intangible Properties”. NuevaTel’s intangible properties also include wireless spectrum licenses as further discussed above under “NuevaTel Spectrum Holdings”.

NuevaTel Shareholders Agreement

NuevaTel is a party to a shareholders agreement, dated November 19, 2003 (the “NuevaTel Shareholders Agreement”), with the Western Wireless Bolivia Subsidiaries and Comteco (collectively, the “NuevaTel Shareholders”). The NuevaTel Shareholders Agreement provides, among other things, that, through the Western Wireless Bolivia Subsidiaries, the Company has the right to appoint two-thirds of the members of the NuevaTel board of directors. The Company therefore has effective control over the management and operations of NuevaTel. The NuevaTel Shareholders Agreement also provides the NuevaTel shareholders with certain preemptive rights, and it includes customary tag-along rights in favor of the minority shareholder, and drag-along rights in the Company’s favor. In addition, any transfer of NuevaTel Shares by the Western Wireless Bolivia Subsidiaries is subject to a right of first offer in favor of the minority shareholder.

The NuevaTel Shareholders Agreement provides that any NuevaTel Shareholder (including the Western Wireless Bolivia Subsidiaries) proposing to sell or transfer any of its NuevaTel Shares to any unaffiliated third party must first offer to sell those NuevaTel Shares to the other NuevaTel Shareholders.

Each NuevaTel Shareholder has certain tag along rights to participate in a sale, transfer or other disposition of NuevaTel Shares if any NuevaTel Shareholder proposes to sell 20% or more of its NuevaTel Shares to any unaffiliated third party purchaser, subject to compliance with the right of first offer provisions discussed above.

The Western Wireless Bolivia Subsidiaries also have certain drag-along rights allowing them to cause a sale of all of the issued and outstanding NuevaTel Shares to a third party purchaser, subject to certain conditions.

The NuevaTel Shareholders Agreement terminates on the earlier of: (i) December 2021; (ii) the dissolution or bankruptcy of NuevaTel; (iii) the public listing of its shares; and (iv) the revocation of its concession to offer wireless services.

Accretive M&A

In addition to the growth in its current businesses, the Company intends to leverage its expertise by seeking to acquire additional telecommunications companies. Management believes that with an improved capital structure the Company will have the opportunity to pursue various strategic acquisitions. First, the Company may acquire businesses with complementary product offerings in existing geographic markets, similar to the Snap acquisition that added broadband capabilities. These transactions are expected to increase the Company’s ability to cross-sell products to its existing customer base, as well as attract new, previously unserved customers. Second, the Company may target operators in geographic markets adjacent to its existing operations, notably in the Southern Pacific region as well as in South America, where the Company expects to be able to realize revenue synergies from comparable customer bases as well as cost synergies from existing infrastructure. Finally, the Company may pursue new platform investments in other international jurisdictions, leveraging management’s extensive telecom industry relationships and professional contacts who provide regular access to new opportunities and related deal flow. For each of these different avenues, management will continue to identify opportunities that display some of the characteristics they find attractive in international wireless operators. Potential targets are expected to have some combination of (i) operations in stable and well established markets, (ii) meaningful market share, (iii) the possibility to benefit from the switch from voice to data usage, (iv) the opportunity to grow through ancillary businesses, (v) demonstrated profit potential, (vi) the possibility to benefit from recent capital investments, (vii) ownership of their own infrastructure, and / or (viii) ample spectrum positions.

RISK FACTORS

This document contains forward-looking statements regarding the Company’s business, prospects and results of operations that involve risks and uncertainties. The Company’s actual results could differ materially from the results that may be anticipated by such forward-looking statements and discussed elsewhere in this AIF. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below, as well as those discussed elsewhere in this AIF. If any of the following risks occur, the Company’s business, financial condition or operating results could be harmed. In that case, the trading price of the Common Shares could decline.

Investment in the Common Shares of the Company is speculative and involves a high degree of risk, is subject to the following specific risks among others, and should be undertaken only by purchasers whose financial resources are sufficient to enable them to assume such risks. The Common Shares should not be purchased by persons who cannot afford the possibility of the loss of their entire investment. Prospective purchasers should review these risks as well as other matters disclosed elsewhere in this AIF with their professional advisors.

Risks Related to the Company’s Business

The Company and Trilogy LLC have incurred losses in the past and the Company may incur losses in the future.

For the years ended December 31, 2018 and 2017, the net loss attributable to the Company was $20.2 million and $15.3 million, respectively. For the years ended December 31, 2018, 2017 and 2016, the net income (loss) attributable to Trilogy LLC was $(12.0), $(18.4) million and $2.1 million, respectively. The Company may incur losses in the future. Future performance will depend, in particular, on the Company’s ability to generate demand and revenue for the Company’s services, to maintain existing subscribers and to attract new subscribers.

The Company may not have sufficient financial resources to achieve its objectives and pursue its growth strategy, and raising additional funds for this purpose could be problematic.

The Company may not have sufficient financial resources to expand and upgrade its businesses. Factors such as declines in the international or local economy, unforeseen construction delays, cost overruns, regulatory changes, engineering and technological changes and natural disasters may reduce its operating cash flow. In addition, indebtedness outstanding under various financing arrangements will require repayment over the upcoming years. The Company’s and its subsidiaries’ ability to incur additional indebtedness is limited under the Senior Notes Indenture. If the Company does not achieve its operating cash flow targets, the Company may be required to curtail capital spending, reduce expenses, abandon some of the Company’s planned growth and development, seek to sell assets to raise additional funds, or otherwise modify its operations. Alternatively, the Company may seek additional debt (including, without limitation, high yield debt) or equity and/or restructure or refinance its financing arrangements. There can be no assurance that such funds or refinancing will be available on acceptable terms, if at all. Should needed financing be unavailable or prohibitively expensive when the Company requires it, the Company might not remain competitive with other wireless carriers.

Any acquisition, investment, or merger may subject us to significant risks, any of which may harm the Company’s business.

The Company may pursue acquisitions of, investments in or mergers with businesses, technologies, services and/or products that complement or expand its business. Some of these potential transactions could be significant relative to the size of the Company’s business and operations. Any such transaction would involve a number of risks and could present financial, managerial and operational challenges, including:

  diversion of management attention from running the Company’s existing business;
  increased costs to integrate the networks, spectrum, technology, personnel, customer base and business practices of the business involved in any such transaction with the Company’s business;
  difficulties in effectively integrating the financial and operational reporting systems of the business involved in any such transaction into (or supplanting such systems with) the Company’s financial and operational reporting infrastructure and internal control framework in an effective and timely manner;
  potential exposure to material liabilities not discovered in the due diligence process or as a result of any litigation arising in connection with any such transaction;
  significant transaction expenses in connection with any such transaction, whether consummated or not;
  risks related to the Company’s ability to obtain any required regulatory approvals necessary to consummate any such transaction;
  acquisition financing may not be available on reasonable terms or at all and any such financing could significantly increase the Company’s outstanding indebtedness or otherwise affect its capital structure or credit ratings; and
  any business, technology, service, or product involved in any such transaction may significantly under-perform relative to the Company’s expectations, and the Company may not achieve the benefits it expects from the transaction, which could, among other things, also result in a write-down of goodwill and other intangible assets associated with such transaction.

Each closing of the Tower Sale Transaction is subject to a number of conditions precedent and there can be no assurances that NuevaTel will be able to complete subsequent closings of the transaction

The Tower Sale Transaction will be completed in multiple closings whereby each closing is subject to certain closing conditions including, but not limited to, the representations and warranties of each party being true and correct in all aspects, there being no material adverse effect since signing and the parties entering into amendments for each relevant ancillary contract. Although the initial closing for cash consideration of $65 million was successfully completed on February 26, 2019, there is no assurance that NuevaTel will be able to complete subsequent closings of the transaction which could cause actual events and results to differ from estimates, beliefs and assumptions.

Risks Related to Indebtedness of the Company

The Company’s substantial consolidated indebtedness could adversely affect its financial health and prevent it from fulfilling its obligations under the agreements governing its indebtedness.

The Company has substantial consolidated indebtedness with significant consolidated interest expense. As of December 31, 2018, the Company had consolidated indebtedness of $506.8 million outstanding, excluding unamortized discounts and deferred financing costs. The Senior Notes (as defined in “Material Contracts” below), issued by the Company, in the principal amount of $350 million, mature on May 1, 2022. They require significant interest payments on a semi-annual basis through maturity.

In addition to the indebtedness in respect of the Senior Notes described above, the Company’s subsidiaries have four additional loan facilities in place.

In July 2018, 2degrees entered into a bank loan syndication with ING Bank N.V. acting as the lend arranger and underwriter (the “New Zealand 2021 Senior Facilities Agreement”). This new debt agreement has a total available commitment of $250 million NZD, $195 million NZD of which was used to repay the outstanding balance of a prior debt facility (the “New Zealand 2019 Senior Facilities Agreement”) and fees and expenses associated with the refinancing. The New Zealand 2021 Senior Facilities Agreement has approximately $137.6 million principal amount outstanding as of December 31, 2018.

In April 2016, NuevaTel entered into a $25 million debt facility with the same consortium of Bolivian banks (the “Bolivian 2021 Syndicated Loan”) as under NuevaTel’s previous debt facility entered into in December 2012, namely, Banco Nacional de Bolivia S.A. (“BNBSA”), Banco Mercantil Santa Cruz S.A., Banco de Crédito de Bolivia S.A. and Banco Bisa S.A. (“BBSA”). The Bolivian 2021 Syndicated Loan has approximately $15.0 million principal amount outstanding as of December 31, 2018. In December 2017, NuevaTel entered into a $7.0 million debt facility (the “Bolivian 2022 Bank Loan”) with BBSA to fund capital expenditures. The Bolivian 2022 Bank Loan has $7.0 million principal amount outstanding as of December 31, 2018. In December 2018, NuevaTel entered into an $8.0 million debt facility (the “Bolivian 2023 Bank Loan”) with BNBSA to fund capital expenditures. The Bolivian 2023 Bank Loan had $4.0 million principal amount outstanding as of December 31, 2018. The remaining $4.0 million was drawn in January 2019.

The restrictions contained in the agreements governing the Company’s indebtedness, including the Senior Notes Indenture (as defined in “Material Contracts” below), the New Zealand 2021 Senior Facilities Agreement and the credit agreement governing the Bolivian 2021 Syndicated Loan (the “Bolivian Syndicated Loan Agreement”), limit the Company’s ability to incur additional indebtedness. The Company’s high level of indebtedness could have important consequences and significant effects on the Company’s business, including the following:

  limiting the Company’s ability to obtain financing in the future for working capital, capital expenditures, acquisitions, debt service or other general corporate purposes;
  requiring the Company to use a substantial portion of its available cash flow to service its debt, which will reduce the amount of cash flow available for working capital, capital expenditures, acquisitions and other general corporate purposes;
  increasing the Company’s vulnerability to general economic downturns and adverse industry conditions;
  limiting the Company’s flexibility in planning for, or reacting to, changes in the Company’s business and in its industry in general;
  placing the Company at a competitive disadvantage compared to its competitors that are not as highly leveraged, as the Company may be less capable of responding to adverse economic conditions;
  restricting the way the Company conducts its business because of financial and operating covenants in the agreements governing the Company and its subsidiaries’ existing and future indebtedness, including, in the case of certain foreign subsidiaries which may enter into separate credit facilities, certain covenants that restrict the ability of subsidiaries to pay dividends or make other distributions to the Company;
  increasing the risk of the Company failing to satisfy its obligations with respect to its debt instruments and/or complying with the financial and operating covenants contained in the Company or its subsidiaries’ debt instruments which, among other things, may require the Company or its subsidiaries to maintain a specified covenant ratio and limit the Company’s ability to incur debt and sell assets, which could result in an event of default under the agreements governing the Company’s debt instruments that, if not cured or waived, could have a material adverse effect on the Company’s business, financial condition and operating results;

  increasing the Company’s cost of borrowing;
  preventing the Company from raising the funds necessary to repurchase outstanding debt upon the occurrence of certain changes of control, which would constitute an event of default under the Company’s debt instruments;
  limiting the Company’s ability to reinvest in technology and equipment;
  restricting the Company’s ability to introduce products and services to its subscribers;
  limiting the Company’s ability to make strategic acquisitions or exploit other business opportunities; and
  impairing the Company’s relationships with large, sophisticated subscribers and suppliers.

If the Company or a subsidiary fails to make any required payment under the Senior Notes Indenture, the New Zealand 2021 Senior Facilities Agreement, or any of the Bolivian loan agreements or under any refinancing indebtedness or to comply with any of the financial and operating covenants included in the Senior Notes Indenture, the New Zealand 2021 Senior Facilities Agreement, or the Bolivian Syndicated Loan Agreement, or under any refinancing indebtedness, the Company or its subsidiaries will be in default. The lenders under such facilities could then vote to accelerate the maturity of the indebtedness and foreclose upon the Company’s subsidiaries’ assets securing such indebtedness. The Company’s other creditors might then have the right to accelerate other indebtedness. If any of the Company’s or its subsidiaries’ other creditors accelerate the maturity of the portion of the Company’s indebtedness held by such creditors, the Company and its subsidiaries may not have sufficient assets to satisfy the obligations under the Senior Notes Indenture, the New Zealand 2021 Senior Facilities Agreement, or any of the Bolivian loan agreements or its other indebtedness.

Each of Trilogy LLC and the Company is a holding company and depends on distributions from its subsidiaries to fulfill its obligations, including, with respect to Trilogy LLC, under the Senior Notes Indenture.

Trilogy LLC and the Company are holding companies. Trilogy LLC’s subsidiaries are separate and distinct legal entities and have no obligation to make any funds available to Trilogy LLC or the Company or to pay their obligations, other than, with respect to several of Trilogy LLC’s subsidiaries that are also holding companies, under their guarantees of the Senior Notes. Trilogy LLC’s ability to service its debt obligations, including its ability to pay the interest on and the remaining principal amount of the Senior Notes or any refinancing thereof when due, will depend upon cash dividends and distributions or other transfers from its subsidiaries. Payments to Trilogy LLC by its subsidiaries will be contingent upon their respective earnings and subject to any limitations on the ability of such entities to make payments or other distributions to Trilogy LLC imposed by law or contained in credit agreements or other agreements permitted under the Senior Notes Indenture to which such subsidiaries may be subject. In particular, in order to (among other things) fund Trilogy LLC’s growth strategy and network expansion in New Zealand, 2degrees entered into the New Zealand 2021 Senior Facilities Agreement, which as of December 31, 2018 had a current outstanding balance of $137.6 million, based on the exchange rate at December 31, 2018. This financing agreement contains terms which limit or prohibit the ability of 2degrees to make payments or distributions to Trilogy LLC. Accordingly, there can be no assurance that Trilogy LLC’s subsidiaries will generate sufficient earnings to make cash dividends, distributions or other transfers sufficient to satisfy Trilogy LLC’s obligation to pay the interest on and the remaining principal amount of the Senior Notes when due; even if Trilogy LLC’s subsidiaries generate sufficient earnings, there can be no assurance that they will be permitted to make such cash dividends, distributions or transfers.

Further, the Company’s sole material asset is its equity interest in Trilogy LLC. Due to restrictions under the Senior Notes Indenture, Trilogy LLC’s ability to make distributions to the Company to fund the payment by the Company of its obligations is limited. There can be no assurance that the Company will be able to raise additional funds, whether to pay such obligations or to fund further investment in Trilogy LLC, in light of the significant amount of outstanding indebtedness of Trilogy LLC and its subsidiaries.

Restrictive covenants in the Senior Notes Indenture, the New Zealand 2021 Senior Facilities Agreement and the Bolivian Syndicated Loan Agreement may restrict the Company’s ability to pursue its business strategies.

The Senior Notes Indenture, the New Zealand 2021 Senior Facilities Agreement and the Bolivian Syndicated Loan Agreement contain a number of restrictive covenants that impose significant operating and financial restrictions on Trilogy LLC and its subsidiaries and may limit the Company’s, Trilogy LLC’s and their subsidiaries’ ability to engage in acts that may be in their long-term best interests. These agreements governing Trilogy LLC’s indebtedness include covenants restricting, among other things, Trilogy LLC’s and its subsidiaries’ ability to:

  incur or guarantee additional debt;
  pay dividends or make distributions to the Company or redeem, repurchase or retire Trilogy LLC’s subordinated debt;
  make certain investments;
  create liens on Trilogy LLC’s or certain of its subsidiaries’ assets to secure debt;
  create restrictions on the payment of dividends or other amounts to Trilogy LLC from its restricted subsidiaries;
  enter into transactions with affiliates;
  merge or consolidate with another person or sell or otherwise dispose of all or substantially all of Trilogy LLC’s assets;
  sell assets, including capital stock of Trilogy LLC’s subsidiaries;
  alter the business that Trilogy LLC conducts; and
  designate Trilogy LLC’s subsidiaries as unrestricted subsidiaries.

In addition, under the New Zealand 2021 Senior Facilities Agreement, 2degrees and its subsidiaries are required to maintain various financial covenants, including a total interest coverage ratio, a net leverage coverage ratio and annual capital expenditures limits, and under the Bolivian Syndicated Loan Agreement, NuevaTel is required to maintain various financial covenants, including an indebtedness ratio, a debt coverage ratio, a current ratio and a structural debt ratio. 2degrees’ and NuevaTel’s ability to meet the applicable financial ratios can be affected by events beyond the Company’s control, and the Company cannot ensure that it will be able to meet those ratios. The Company, Trilogy LLC and their subsidiaries are in compliance with all debt covenants under the Senior Notes Indenture, the New Zealand 2021 Senior Facilities Agreement, the Bolivian Syndicated Loan Agreement and any other indebtedness as at the date of this AIF, but there can be no assurance that they will continue to be in compliance with such covenants in the future.

A breach of any covenant or restriction contained in the New Zealand 2021 Senior Facilities Agreement or the Bolivian Syndicated Loan Agreement could result in a default under those agreements. If any such default occurs, the lenders under these senior secured credit facilities may elect (after the expiration of any applicable notice or grace periods) to declare all outstanding indebtedness, together with accrued and unpaid interest and other amounts payable under such indebtedness, to be immediately due and payable. In addition, the acceleration of debt under these senior secured credit facilities or the failure to pay that debt when due would, in certain circumstances, cause an event of default under the Senior Notes Indenture. The lenders under these senior secured credit facilities also have the right upon an event of default thereunder to terminate any commitments they have to provide additional borrowings. Further, following an event of default under these senior secured credit facilities, the lenders under these facilities will have the right to proceed against the collateral granted to them to secure that debt. If the debt under these senior secured credit facilities or the notes were to be accelerated, the Company’s assets may not be sufficient to repay in full that debt or any other debt that may become due as a result of that acceleration.

Despite the Company’s significant indebtedness level, the Company and its subsidiaries may still be able to incur substantially more debt, which could exacerbate the risks associated with the Company’s substantial leverage.

The Company and its subsidiaries may incur significant additional indebtedness to finance capital expenditures, investments or acquisitions, or for other general corporate purposes. Although the Senior Notes Indenture, New Zealand 2021 Senior Facilities Agreement and the Bolivian Syndicated Loan Agreement contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness the Company can incur in compliance with these restrictions could be substantial. The Company may also seek and obtain majority noteholder consent to issue additional indebtedness notwithstanding these restrictions. Moreover, the Senior Notes Indenture does not impose any limitation on the Company’s incurrence of indebtedness or on the Company’s or its restricted subsidiaries’ incurrence of liabilities that are not considered “indebtedness” under the Senior Notes Indenture, nor will it impose any limitation on liabilities incurred by subsidiaries that are or may in the future be designated as “unrestricted subsidiaries”. If the Company incurs additional debt, the risks associated with the Company’s substantial leverage would increase.

Subsidiaries that are designated as “unrestricted subsidiaries” for purposes of the Senior Notes Indenture are not subject to the restrictive covenants in the Senior Notes Indenture applicable to Trilogy LLC and its “restricted subsidiaries”. However, Trilogy LLC is limited in its ability to designate a subsidiary as an “unrestricted subsidiary” as the investments it can make in “unrestricted subsidiaries” are treated for purposes of the Senior Notes Indenture as investments in unaffiliated third parties. Currently, none of Trilogy LLC’s subsidiaries are designated as “unrestricted subsidiaries”.

The Company may not be able to refinance when due the principal amount of its Senior Notes and its other substantial indebtedness, or may only be able to do so on then-prevailing terms that may be unfavorable to the Company. Given the substantial indebtedness of the Company, such an outcome could have materially adverse consequences for the Company.

The Company’s operating cash flow alone may not be sufficient to repay the principal amount of the Senior Notes at maturity. The Company’s inability to extend the maturity date of, or refinance, the principal amount of the Senior Notes at maturity could lead to foreclosure on the collateral securing the Senior Notes, could materially adversely affect the Company’s business, financial condition and prospects and could lead to a financial restructuring. There can be no assurance that the Company will be able to repay the principal amount of the Senior Notes, or extend the maturity date of, or refinance, the principal amount of the Senior Notes.

Likewise, if the principal due at maturity of the remaining principal amount of the Bolivian 2021 Syndicated Loan, the other Bolivian loans or the New Zealand 2021 Senior Facilities Agreement cannot be refinanced, or repaid with proceeds of capital transactions, such as new equity capital, the Company’s operating cash flow may not be sufficient to repay the New Zealand 2021 Senior Facilities Agreement, the Bolivian 2021 Syndicated Loan or other Bolivian loans. There can be no assurance that the Company will be able to borrow funds on acceptable terms, if at all, to refinance these credit facilities at or before the time they mature or alternatively raise the necessary equity capital, or be able to repay the principal, when due, of the New Zealand 2021 Senior Facilities Agreement, the Bolivian 2021 Syndicated Loan or the other Bolivian loans.

Since the Company’s existing indebtedness is (and to the extent any future indebtedness is) secured by its equity interests in certain of its subsidiaries and/or their assets, if the Company cannot refinance or pay this debt when due, the lenders could foreclose on their security, and the Company would lose all or a material portion of its operations. Even if the Company is able to refinance the Senior Notes Indenture, the New Zealand 2021 Senior Facilities Agreement, the Bolivian 2021 Syndicated Loan or the other Bolivian loans, prevailing interest rates or other factors at the time of refinancing may result in higher interest rates paid by the Company or its subsidiaries, as applicable. The Company’s indebtedness could have further negative consequences for the Company, such as requiring it to dedicate a large portion of its cash flow from operations to fund payments on its debt, thereby reducing the availability of its cash flow from operations to fund working capital, capital expenditures and other general corporate purposes, and limiting flexibility in planning for, or reacting to, changes in the Company’s business or industry or in the economy.

The Company may not be able to pay interest due on the Senior Notes and other substantial indebtedness.

The Senior Notes in the principal amount of $350 million, which mature on May 1, 2022, require that significant interest payments be made on a semi-annual basis through that date.

The Company’s operating cash flow alone may not be sufficient to make the interest payments for the Senior Notes. The Company’s inability to make interest payments on, or refinance, the principal amount of the Senior Notes could lead to foreclosure on the collateral securing the Senior Notes, could materially adversely affect the Company’s business, financial condition and prospects and could lead to a financial restructuring. Substantial interest payments are also due under the New Zealand 2021 Senior Facilities Agreement, the Bolivian 2021 Syndicated Loan and the other Bolivian loans. There can be no assurance that the Company (and as applicable, it subsidiaries) will be able to make interest payments due on, repay the principal amount of, extend the maturity date of, or refinance, the principal amount of the Senior Notes, the New Zealand 2021 Senior Facilities Agreement, the Bolivian 2021 Syndicated Loan or the other Bolivian loans.

Downgrades in the Company’s credit ratings could increase the Company’s cost of borrowing.

The Company’s cost of borrowing and ability to access the capital markets are affected not only by market conditions but also by the debt ratings assigned to the Company by the major credit rating agencies. Trilogy LLC’s existing corporate family rating with Moody’s, S&P and Fitch is currently B2, B and B-, respectively, and the Senior Notes are rated B3/LGD5, B and B/RR3, respectively. There can be no assurance that any rating assigned to the Senior Notes or Trilogy LLC’s corporate rating will remain for any given period of time. Any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. A decrease in these ratings would likely increase the Company’s cost of borrowing and/or make it more difficult for it to obtain financing. See “Credit Ratings” for additional information on the Company’s existing credit ratings.

Political and Regulatory Risks

Bolivia and other countries in which the Company may operate in the future present significant political, social, economic and legal risks, which could have a material adverse effect on the Company’s business, financial condition and prospects.

Bolivia and other countries in which the Company may operate in the future present significant political, social, economic and legal challenges that could have a material adverse effect on the Company’s business, financial condition and prospects. These include (i) governments that are unpredictable and may even become hostile to foreign investment, which could result in expropriation or nationalization of the Company’s operations, (ii) possible civil unrest fueled by economic and social crises, insurrection, violent protests, terrorism and criminal activities (including kidnappings, extortion, gang-related activities and organized crime), which can, among other things, impair the Company’s normal business operations, intimidate the Company’s local personnel, interfere with the operation of the Company’s communications systems and result in the loss of local management, (iii) political instability and bureaucratic infighting between government agencies with unclear and overlapping jurisdictions, (iv) political corruption and arbitrary enforcement of laws or the adoption of unreasonable or punitive policies, (v) economic disruptions, such as failures of the local banking system and (vi) the lack or poor condition of physical infrastructure, including transportation and basic utility services (such as power and water).

Similarly, changes in political structure or leadership, or in laws and policies that govern operations of overseas-based companies, or changes to, or different interpretations or implementations of, foreign tax laws and regulations, could have a material adverse effect on the Company’s business, financial condition and prospects. High levels of corruption of governmental officials and failure to enforce existing laws also expose the Company to uncertainties, which could have a material adverse effect on the Company’s business, financial condition and prospects. In Bolivia and in other countries in which it may operate in the future, the Company’s only legal recourse may be to the internal regulatory and judicial systems of the relevant country. Because the legal and court systems in Bolivia and many other countries are not highly developed and may be subject to political influence and other inherent uncertainties, it could be more difficult to obtain a fair or unbiased resolution of disputes. The Company has been unable to procure insurance against political risks (such as losses due to expropriation) at affordable rates and is currently uninsured against such risks.

In Bolivia, the Company is exposed to political risk, such as expropriation or punitive taxation, by virtue of the socialist government’s treatment of the private sector. Evo Morales was inaugurated as President on January 22, 2006, re-elected in 2009 for a five-year term and won reelection in 2014. President Morales’s current term ends in 2020. Bolivia’s constitutional court has ruled that President Morales may seek re-election in 2020; he has stated that he intends to do so.

President Morales has adopted a populist platform. He has compelled private businesses to pay additional annual bonuses to employees, has forced annual salary increases, and has nationalized or initiated plans to nationalize businesses that use or exploit Bolivian national resources, such as its natural gas reserves. While Bolivia’s constitution grants citizens and foreigners the right to private property, it stipulates that the property must serve a social or economic function. If the government determines that an item of property is not sufficiently useful in this regard (according to its own criteria, which can be difficult to interpret), the Bolivian constitution allows the government to expropriate the property. Between 2006 and 2014, the Bolivian government re-nationalized a number of companies that were once owned by the state (but privatized in the 1990s), including upstream and mid-stream energy companies, and certain industrial plants. In 2008, the Bolivian government reacquired, by expropriation from Telecom Italia, the controlling interest in NuevaTel’s competitor, Entel, which Telecom Italia had previously acquired from the Bolivian government. To take control of these companies, the government forced private entities to sell shares to the government, and often at below market prices.

In recent years, President Morales and senior members of his government have declared that the Bolivian government does not intend to undertake additional significant nationalizations. The Bolivian legislature has passed new foreign investment and arbitration codes and the Bolivian government has conducted trade missions to encourage foreign direct investment in Bolivia. However, there can be no assurance that, despite recent pronouncements to the contrary, the administration of President Morales will not seek to nationalize telecommunications carriers, including NuevaTel, in the future.

The wireless communications market is heavily regulated; the Company is exposed to regulatory risks in the countries in which it operates, and changes in laws and regulations could adversely affect the Company.

The Company’s business is heavily regulated in both of the countries in which it operates and it should be expected that pervasive regulation will apply to the operations of the Company in other countries in which it may operate in the future. The regulatory environment is often unpredictable. New restrictions on the Company’s business or new fees or taxes may be imposed arbitrarily and without advance notice. Regulators may adopt exceptionally strict or even punitive interpretations of applicable laws and regulations, purporting to find violations that would entitle the government to collect fines or even revoke essential licenses.

Changes in the regulation of the Company’s activities, such as increased or decreased regulation affecting prices, the terms of the interconnect agreements with landline telephone networks or wireless operators, environmental or cell siting regulations, or requirements for increased capital investments, could have a material adverse effect on the Company’s business, financial condition and prospects. Significant changes in the ownership of the Company, in the composition of the Board of Directors, or in its management of its subsidiaries, could provide regulators in the countries where the Company operates with opportunities to require that it or its subsidiaries seek governmental consent for changes in control over the Company’s businesses or provide regulators with an opportunity to impose new restrictions on the Company and its subsidiaries. Similarly, if the Company is unable to renew licenses, or can renew its licenses only on terms and conditions that are less favorable to it than the terms and conditions that are currently in place, the Company’s business, financial condition and prospects could suffer materially adverse consequences.

The ATT has aggressively investigated and imposed sanctions on all wireless carriers in connection with the terms on which they offer service to consumers, the manner in which they bill and collect for such services, the manner in which they maintain their networks and the manner in which they report to the ATT regarding network performance (including service interruptions). In the case of NuevaTel, the ATT has assessed fines totaling approximately $6.7 million in connection with proceedings concerning past service quality deficiencies in 2010 and a service outage in 2015. The fine relating to 2010 service quality deficiencies, in the amount of $2.2 million, was annulled by the Bolivian Supreme Court on procedural grounds, but the ATT was given the right to impose a new fine. The ATT has until December 2019 to do so. Should it decide to impose a new fine, NuevaTel can discharge the fine by paying half of the penalty on condition that it waives its right to appeal. The Company has accrued the $2.2 million. The fine relating to the 2015 service outage, $4.5 million, was also annulled by the Bolivian Public Works Ministry, which supervises the ATT; however, the ATT was allowed to re-impose the fine, which it did, although it has noted in its findings that the outage was a force majeure event. NuevaTel filed an appeal to the Ministry against the re-imposition of the fine. In September 2018, the Ministry notified NuevaTel that it rejected the appeal and that NuevaTel would be required to pay the $4.5 million fine plus interest. NuevaTel accrued $4.5 million for the fine in its financial statements in the third quarter of 2018. NuevaTel has appealed the Ministry’s decision to the Bolivian Supreme Tribunal of Justice. NuevaTel can provide no assurances regarding the outcomes of any appeals that it has filed or may elect to file. It is possible that the ATT may subsequently open new investigations and seek to impose fines regarding other service outages (both prior outages and outages that occur in the future) or allegations that NuevaTel has failed to comply with ATT rules governing the provision of telecommunications services.

NuevaTel’s licensing contracts typically require that NuevaTel post a performance bond valued at 7% of projected revenue for the first year of the respective terms and 5% of gross revenue of the authorized service in subsequent years. Such performance bonds are enforceable by the ATT in order to guarantee that NuevaTel complies with its obligations under the licensing contract and to ensure that NuevaTel pays any fines, sanctions or penalties it incurs from the ATT. NuevaTel and other carriers are permitted by ATT regulations to meet their performance bond requirements by using insurance policies, which must be renewed annually. If NuevaTel is unable to renew its insurance policies, it would be required to seek to obtain a performance bond issued by a Bolivian bank. This performance bond would likely be available under less attractive terms than NuevaTel’s current insurance policies. The failure to obtain such a bond could have a material adverse effect on the Company’s business, financial condition and prospects.

Under the Bolivian Telecommunications Law, carriers must negotiate new licenses (to replace their existing concessions) with the Bolivian government. Both the law and the Bolivian constitution specify that carriers’ vested rights under their existing concessions will be preserved; however, the Company cannot guarantee that these protections will be respected by the Bolivian government. The ATT migrated the original concessions of Entel and Tigo, wireless competitors to NuevaTel, to new licenses in 2015 in conjunction with renewing their original concessions that were due to expire. In January 2019, NuevaTel received resolutions authorizing a migration to a new comprehensive license with terms similar to those in the Entel and Tigo licenses. NuevaTel signed the new license agreement in February 2019. The agreement governs (but does not replace) NuevaTel’s existing spectrum grants and its concessions to provide mobile voice services and data services. NuevaTel’s initial 1900 MHz spectrum grant and its mobile and data services concessions are due to be renewed on November 25, 2019. The Company expects, but cannot guarantee, that this spectrum grant and the service concessions will be renewed at that time. NuevaTel anticipates that the government will not assess a charge for the renewal of the service concessions. The ATT has not yet specified a price for the renewal of the 1900 MHz spectrum grant. However, based on the fee paid by Tigo in connection with its 2015 spectrum grant renewal, NuevaTel estimates that it will be required to pay approximately $25 million for its 1900 MHz spectrum renewal in the fourth quarter of 2019. The payment is expected to be funded with cash resources from a combination of NuevaTel’s operating cash flows, changes in the timing of property and equipment purchases and from the proceeds of the sale and leaseback of certain NuevaTel network towers.

Entel, the government-owned wireless carrier, maintains certain advantages under the Bolivian Telecommunications Law. For example, the Bolivian Telecommunications Law excuses Entel from bidding for spectrum in auctions (although it does require Entel to pay the same amount for spectrum as is paid by those who bid for equivalent spectrum in auctions).

New Zealand’s government has adopted regulations that support competition in the telecommunications market. The government’s antitrust regulator, the Commerce Commission, recently rejected a proposed merger between Vodafone, one of 2degrees’ competitors, and Sky Network Television, a satellite pay television service provider. Similarly, the government has previously imposed limits on the amount of spectrum that any one party and its associates can hold, and, in specific frequency bands, has permitted purchasers of spectrum rights to satisfy their payment obligations over time (both of which assisted 2degrees’ ability to acquire spectrum rights). However, the government does not have a clear policy to continue these practices.

The New Zealand government’s previous policy has been to offer renewals to existing rights holders and the government is currently considering renewal options, the timing of which is to be determined. The cost of rights renewals cannot be calculated at this time (2degrees’ 1800 and 2100 MHz rights expire in 2021; other rights used by 2degrees expire in 2031 provided 2degrees meets certain payment and service obligations). The New Zealand MBIE which is responsible for spectrum licensing, has indicated that it may not offer renewals to 2degrees and its wireless competitors for all of the spectrum they currently use in the 1800 and 2100 MHz bands, but may hold a portion of the spectrum for new allocation in the future. The MBIE has not made a final decision on the matter. The MBIE has also announced that it intends to auction 3.5 GHz frequencies for 5G in 2020, although it has yet to provide exact timing or allocation details. The MBIE is also considering allocations in other potential 5G bands, including 600 MHz, 1400 MHz, 2300 MHz spectrum and mmWave spectrum (above 20 GHz).

The Company operates in markets with substantial tax risks and where the laws may not adequately protect the Company’s shareholder rights.

Taxes payable by the Company’s subsidiary operating companies may be substantial and the Company may be unable to reduce such taxes. Furthermore, distributions and other transfers to the Company from its subsidiary operating companies may be subject to foreign withholding taxes.

The taxation systems in the countries in which the Company operates are complex and subject to change at the national, regional and local levels. In certain instances, new taxes and tax regulations have been given retroactive effect, which makes tax planning difficult. Bolivia has turned to new taxes, as well as aggressive interpretations of current taxes, as a method of increasing revenue. For example, in Bolivia, under the telecommunications law enacted by the Bolivian legislature on August 8, 2011, telecommunications operators pay a regulatory fee of 1% of gross revenues, recurring fees for the use of certain spectrum (such as microwave links), and are subject to a tax of up to 2% of gross revenues that will finance rural telecommunications programs through a Universal Access Fund.

In addition, the provisions of new tax laws may prohibit the Company from passing these taxes on to the Company’s local subscribers. Consequently, these taxes may reduce the amount of earnings that the Company can generate from its services.

Continuing growth of the Company’s business will depend on continuing access to adequate spectrum.

The wireless communications industry faces a dramatic increase in usage, in particular demand for and usage of data, video and other non-voice services. The Company must continually invest in its wireless network in order to improve the Company’s wireless service to meet this increasing demand and remain competitive. Improvements in the Company’s service depend on many factors, including continued access to and deployment of adequate spectrum, including any leased spectrum. If the Company cannot renew and acquire additional needed spectrum without burdensome conditions or at reasonable cost while maintaining network quality levels, then the Company’s ability to attract and retain subscribers and therefore maintain and improve its operating margins could be adversely affected. The New Zealand MBIE which is responsible for spectrum licensing, has indicated that it may not offer renewals to 2degrees and its wireless competitors for all of the spectrum they currently use in the 1800 and 2100 MHz bands, but may hold a portion of the spectrum for auction. The MBIE has not made a final decision on this issue, nor has it specified a price for the renewal of 1800 and 2100 MHz spectrum licenses. Recently, the MBIE announced that it intends to auction 3.5 GHz frequencies for 5G in 2020, although it has yet to provide exact timing or allocation details. The MBIE is also considering allocation in other potential 5G bands, including 600 MHz, 1400 MHz, 2300 MHz spectrum and mmWave spectrum (above 20 GHz).

The Company may face shortages of products due to the unavailability of critical components.

Regulatory developments regarding the use of “conflict” minerals mined from the Democratic Republic of Congo and adjoining countries could affect the sourcing and availability of minerals used in the manufacture of certain products, including handsets. Although the Company does not purchase raw materials, manufacture or produce any electronic equipment directly, the regulation may affect some of the Company’s suppliers. As a result, there may only be a limited pool of suppliers who provide conflict-free metals, and the Company cannot ensure that its operating companies will be able to obtain products in sufficient quantities or at competitive prices. Also, because the Company’s supply chain is complex, the Company may face reputational challenges with its subscribers and other stakeholders if the Company is unable to sufficiently verify the origins for all metals used in the products that the Company sells.

If the Company does not comply with anti-corruption legislation, the Company may become subject to monetary or criminal penalties.

The Company is subject to compliance with various laws and regulations, including the Canadian Corruption of Foreign Public Officials Act, the United States Foreign Corruption Practices Act and similar worldwide anti-bribery laws, which generally prohibit companies and their intermediaries from engaging in bribery or making other improper payments to foreign officials for the purpose of obtaining or retaining business or gaining an unfair business advantage. The Company’s employees are trained and required to comply with these laws, and the Company is committed to legal compliance and corporate ethics. The Company operates in Bolivia, which has experienced governmental and private sector corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. There is no assurance that the Company’s training and compliance programs will protect it from acts committed by its employees, affiliates or agents. Violations of these laws could result in severe criminal or civil sanctions and financial penalties and other consequences that may have a material adverse effect on the Company’s business, reputation, financial condition or results of operations.

Competitive, Technology and other Business Risks

The Company faces intense competition in all aspects of its business.

New Zealand and Bolivia are highly competitive wireless markets and are dominated by well-established carriers with strong market positions, as is more fully described below. Many of the Company’s competitors have substantially greater financial, technical, marketing, sales and distribution resources than the Company does. They are either international carriers with wider global footprints, which enable them to provide service at a lower cost than the Company is able to provide service, or they are affiliated with a fixed-line provider that enables them to offer bundles of services and subsidies to the wireless business. In Bolivia, NuevaTel competes against an operator, Entel, controlled by the local government that may provide it with a competitive advantage. The wireless communications systems in which the Company has interests also face competition from fixed-line networks and from wireless internet service providers, using both licensed and unlicensed spectrum and technologies such as WiFi and WiMAX to provide broadband data service, internet access and voice over internet protocol (“VOIP”). As the Company’s wireless markets mature, the Company and its competitors must seek to attract an increasing proportion of each other’s subscriber bases rather than first time purchasers of wireless services. Such competitive factors may result in pricing pressure, reduced margins and financial performance, increased subscriber churn and the loss of revenue and market share.

In Bolivia, NuevaTel competes with Entel (which is controlled by the Bolivian government) and Tigo in the provision of wireless services. As of December 31, 2018, the Company’s management estimates Entel had a 44% market share, and Tigo a 35% market share. By comparison, as of December 31, 2018, the Company’s management estimates NuevaTel had a 21% market share. The Company’s long-distance service also competes with Entel, Tigo and other alternative providers.

2degrees competes with two wireless providers in New Zealand: Vodafone, with approximately 40% of the wireless subscriber market, and Spark, with approximately 38% of the market, in each case based on most currently available information. Vodafone operates a 2G, 3G and 4G LTE network. Spark operates a 3G and 4G LTE network. Spark and Vodafone offer services across both the fixed and mobile markets. In the broadband market, 2degrees, with 5% of the broadband subscriber market, competes with a handful of broadband providers in New Zealand: Spark with 41% of the broadband subscriber market, Vodafone with 26% of the market, Vocus with 13% of the market, Trust Power with 5% of the market, and remaining players accounting for 10% based on most currently available information.

Moreover, additional licenses may be granted in these markets, which would further increase the number of the Company’s competitors.

The Company has limited control over its networks’ call termination costs, roaming revenues and international long distance revenues.

The financial performance of the Company’s wireless businesses is affected not only by the number of subscribers that it serves and the revenues it generates from local communications services, but also by the costs that the Company’s networks incur when they deliver the Company’s subscribers’ calls for termination on other networks. These costs are determined by factors that the Company’s businesses do not control.

Mobile telephone termination rates (“MTRs”) are a significant cost for new entrants and operators with a small market share because most of their subscribers’ traffic is directed to phones served by other carriers. High MTR costs result in higher operating costs for new entrants and small operators. Furthermore, high MTR costs have been shown to be an important factor in enabling incumbent mobile operators with large market share to defend their dominant positions against new entrants.

Roaming and international long distance (“ILD”) revenues are important sources of income for the Company’s operating companies. However, foreign carriers are increasingly aggressive in negotiating lower roaming fees, directing the phones of their subscribers to roam on the network of the carrier in a given market that offers the lowest roaming rates. While the Company is taking steps to increase the number of carriers to which its networks will provide roaming services, it is probable that roaming revenues will decline over time.

Similarly, wireless carriers that derive a significant portion of their income from ILD services are likely to experience increasing pressure on this source of revenues. Competition from emerging VOIP providers as well as from traditional voice and data carriers is intense, and illegitimate providers using fraudulent methods to route calls internationally to avoid taxes and licensing fees have proliferated.

The wireless market is subject to rapid technology changes. Consequently, the Company could be required to make substantial capital expenditures on new technologies, which may not perform as expected or may interfere with the delivery of existing services. Conversely, if the Company is unable or unwilling to make significant investments in new technologies, the Company’s business, financial condition and prospects could be adversely affected to a material degree.

The wireless communications industry continues to face rapid technological change. When the Company invests in certain wireless and information technologies, there is a significant risk that the capabilities of the equipment and software the Company selects: (i) will not perform in accordance with its expectations; (ii) cannot be upgraded reliably or efficiently; (iii) will not be compatible with other equipment or technologies as market trends require; (iv) will interfere with the reliable delivery of important customer services or the maintenance of significant business processes; or (v) will prove to be inferior in critical respects to competing technologies. Equipment incorporating new wireless and information technologies may be unreliable or prove to be incompatible with other elements of network infrastructure operated by the Company or with equipment used by subscribers to access the Company’s networks (e.g., handsets and routers). For example, 2degrees implemented a new business support system (“BSS”) in the first quarter of 2017; while the new BSS is performing in accordance with expectations, the launch temporarily interfered with the delivery of electronic prepaid customer top up services and with routine billing schedules. The introduction of new technology platforms presents an inherent risk of operational failures that may result in subscriber dissatisfaction, loss of existing subscribers and injury to the Company’s ability to recruit new subscribers, damage to reputation of the Company’s operating subsidiaries, and the imposition of regulatory fines and sanctions, any of which could adversely affect the Company’s business, financial condition, and prospects.

New technologies are being developed and the networks of the Company’s competitors are being upgraded continuously. 4G LTE systems being deployed can deliver value added services that cannot be supplied over 2G or 3G networks efficiently. The Company’s competitors have launched new or upgraded networks that are designed to support services that use high-speed data transmission capabilities, including internet access and video telephony. In addition, the Company may require additional or supplemental licenses to implement 5G technology in order to remain competitive, but it may be unable to acquire such licenses on reasonable terms or at all. If the Company does not upgrade its existing networks, which will require it to incur substantial cost that it may not have sufficient financial resources to fund, the Company will likely not be able to compete effectively with respect to data and smartphone services (4G LTE and 5G). If the Company fails to compete effectively with respect to technological advances by making capital expenditures to upgrade its wireless networks, the Company’s business, financial condition and prospects could be materially adversely affected.

The Company’s ability to maintain and to expand its networks efficiently depends on the support provided by its network equipment suppliers; the Company may be adversely affected if these suppliers fail or decide not to develop technologies in which the Company has invested or the Company is not able to obtain governmental clearance to use these suppliers’ intellectual property.

The Company relies on a limited number of leading international and domestic communications equipment manufacturers to provide network and telecommunications equipment, including network infrastructure, handsets and technical support. While there are numerous suppliers of handsets and accessories, the number of network equipment suppliers is limited and is decreasing. For example, in the past several years, the Company’s WiMAX equipment supplier in Bolivia announced that it would not continue to develop products using WiMAX technology. While the Company believes that it has sufficient spare equipment or alternative suppliers for the Company’s foreseeable needs, long-term network upgrade or expansion plans may require the Company to establish relationships with new vendors. If the Company is unable to obtain adequate alternative suppliers of equipment or services in a timely manner or on acceptable commercial terms, the Company’s ability to maintain and to expand the Company’s networks may be materially and adversely affected.

The Company also purchases products from equipment suppliers that incorporate or utilize intellectual property. The Company and some of the Company’s equipment suppliers may receive assertions and claims in the future from third parties that the products or software utilized by the Company or its equipment suppliers infringe on the patents or other intellectual property rights of these third parties. Such claims have been growing rapidly in the wireless industry. The Company is unable to predict whether the Company’s business will be affected by any such claims. These claims could require the Company or an infringing equipment supplier to cease certain activities or to cease selling the relevant products and services. These claims can be time-consuming and costly to defend, and divert management resources. If these claims are successful the Company could be forced to pay significant damages or stop selling certain products or services or stop using certain trademarks, which could adversely affect the Company’s results of operations.

Similarly, the Company’s subsidiaries have been required to obtain governmental clearance for the use of intellectual property that is used in network equipment and applications, particularly those designed for the delivery of data and enhanced services. Approval to install equipment from the preferred provider of certain of these services has been withheld by governmental authorities in the past, resulting in delay and additional expense in deploying substitute equipment. Delays in obtaining such clearances or the inability to obtain them could result in postponements to or cancellations of the delivery of certain services in the future or compel the Company to seek alternate vendors, or both. Furthermore, when network equipment must be replaced or upgraded in the future, it is possible that the Company could be required to replace network equipment supplied by its current vendors with equipment procured from alternative providers in order to launch new services or even continue to offer existing services in accordance with applicable regulations; any such replacement might require the Company to pay higher purchase prices than it would be able to negotiate from its current vendors.

The Company expects its dependence on key equipment suppliers to continue as the Company develops and introduces more advanced generations of technology. In particular, the Company notes that the governments of various countries, including New Zealand, have raised network security concerns in regard to products manufactured by Huawei, a leading communications network supplier. If the Company is not permitted to procure equipment from Huawei in the future (for example, in connection with 5G upgrades), the Company can resort to procuring equipment from alternative suppliers, but the cost of such equipment may be higher than would be the case if Huawei were among the suppliers competing for the Company’s business.

In Bolivia, a significant portion of the Company’s communications network consists of cellular towers that are leased from a third party tower company, exposing the Company to increased operating costs and to risks that towers may not be properly maintained and that towers may become unavailable due to the loss of ground leases, leading to adverse commercial consequences and the possible imposition of fines for failure to provide service.

On February 15, 2019, NuevaTel and a Bolivian entity entered into the Tower Sale Transaction, in which NuevaTel agreed to sell up to 633 wireless communications towers to the Bolivian entity (the “Buyer”); NuevaTel and the Buyer concurrently executed a multi-year lease agreement whereby the Buyer will provide NuevaTel with access to such wireless communication towers and the right to use and operate these sites to support NuevaTel’s wireless network and rollout plans. The Tower Sale Transaction will significantly increase NuevaTel’s operating costs in the form of higher rental payments; and rental payments will further increase should NuevaTel seek to add communications gear to the sites it is leasing back from the Buyer. Furthermore, because NuevaTel no longer owns the towers on which its equipment is located, it cannot control the manner in which the towers and the sites are maintained, nor can it ensure that lease payments to the owners of the sites on which towers are situated will be paid on time or that other lease covenants or local permit requirements will be fulfilled by the Buyer. Consequently, NuevaTel faces an increased risk that towers in its network may become unavailable for indefinite periods of time, exposing it to loss of service and associated competitive injury as well as the possibility of fines for failure to maintain service to the public. While NuevaTel has a right of indemnification from the Buyer with respect to regulatory fines, there can be no assurance that indemnification will be recoverable from the Buyer.

Most of the Company’s subscribers receive services on a mobile prepaid basis, exposing the Company to high rates of subscriber churn.

As of December 31, 2018, approximately 75.9% of the Company’s wireless subscribers are prepaid mobile users. Because they do not sign service contracts with a specified duration, they can switch wireless service providers (churn) at any time. If the Company’s competitors offer new or additional incentives to the Company’s subscribers to switch wireless service providers – by promoting price discounts or giving away handsets, for example – or if the Company’s competitors upgrade their networks and provide services the Company is not capable of providing, the risk of churn will increase. The Company’s inability to manage subscriber churn levels may have a material adverse effect on the Company’s business, financial condition and prospects. The Company’s average levels of monthly prepaid churn for the years ended December 31, 2018, 2017 and 2016 were 7.3%, 5.8% and 5.7%, respectively.

If the Company is unable to retain its distributor relationships, it could adversely affect the Company’s business.

Independent distributors are responsible for enlisting a significant portion of the Company’s new subscribers; the Company also depends on them for topping up (replenishing) nearly all of its existing prepaid subscribers’ accounts. The loss of a large number of the Company’s distributors, or of even a few key distributors, due to financial pressures or to recruitment by the Company’s wireless competitors could have a material adverse effect on the Company’s ability to retain existing subscribers and attract new subscribers.

The Company’s future growth will depend upon its ability to innovate and develop new products.

The Company expects that a large part of its growth in the coming years will come from new products and innovation. If the Company is unable to find attractive new products for its subscribers or support these products with the required capital investment in its networks, this could adversely influence the Company’s future growth as well as the sustainability of the Company’s existing business, as subscribers could switch to other providers if they offer better new services than the Company does.

Furthermore, some of these new products, such as banking services, are complex, involve new distribution channels, and/or are subject to new regulatory and compliance requirements. In addition, some of these new products may involve cash handling, exposing the Company to additional risk of fraud and money laundering or terrorist financing.

Many of the Company’s new products can only be accessed with a 3G or 4G LTE handset. The current cost of 3G and 4G LTE handsets is high and often the Company subsidizes the cost of the handsets to its subscribers. These handset subsidies may put pressure on the Company’s financial performance and may threaten the Company’s business model based on affordability as a whole.

The Company’s business could be negatively impacted by security threats, cyber attacks, and other material disruptions of the Company’s wireless networks.

Major equipment failures and the disruption of the Company’s wireless networks as a result of terrorist attacks, acts of war, cyber-attacks, or other breaches of network or information technology security, even for a limited period of time, may result in significant costs, result in a loss of subscribers, impair the Company’s ability to attract new subscribers, and expose the Company to significant fines or regulatory sanctions. (See “Risk Factors - Political and Regulatory Risks” above). Any of these outcomes could have a material adverse effect on the Company’s business and financial condition.

Cyber attacks, including through the use of malware, computer viruses, dedicated denial of services attacks, credential harvesting, social engineering and other means for obtaining unauthorized access to or disrupting the operation of our networks and systems and those of our suppliers, vendors and other service providers, could have an adverse effect on our business. Cyber attacks may cause equipment failures as well as disruptions to our or our customers’ operations. Cyber attacks against companies, including the Company, have increased in frequency, scope and potential harm in recent years. We also purchase equipment and software from third parties that could contain software defects, Trojan horse, malware, or other means by which third parties could access our networks or the information stored or transmitted on such networks or equipment. Other businesses have been victims of ransomware attacks in which the business is unable to access its own information and is presented with a demand to pay a ransom in order to once again have access to its information. Further, the perpetrators of cyber attacks are not restricted to particular groups or persons. These attacks may be committed by company employees or external actors operating in any geography, including jurisdictions where law enforcement measures to address such attacks are unavailable or ineffective, and may even be launched by or at the behest of nation states. Cyber attacks may occur alone or in conjunction with physical attacks, especially where disruption of service is an objective of the attacker.

The inability to operate or use our networks and systems or those of our suppliers, vendors and other service providers as a result of cyber attacks, even for a limited period of time, may result in significant expenses to the Company and/or a loss of market share to other communications providers. The costs associated with a major cyber attack on the Company could include expensive incentives offered to existing customers and business partners to retain their business, increased expenditures on cybersecurity measures and the use of alternate resources, lost revenues from business interruption, regulatory investigations, sanctions and litigation. The potential accosts associated with any such cyber attacks could be greater than the insurance coverage we maintain.

Additionally, our business, like that of most retailers and wireless companies, involves the receipt, storage and transmission of confidential information, including sensitive personal information and payment card information, confidential information about our employees and suppliers, and other sensitive information about the Company, such as our business plans, transactions and intellectual property. Unauthorized access to confidential information may be difficult to anticipate, detect or prevent, particularly given that the methods of unauthorized access constantly change and evolve. We may experience unauthorized access or distribution of confidential information by third parties or employees, errors or breaches by third party suppliers, or other breaches or security that compromise the integrity of confidential information, and such breaches can have a materially adverse effect on our business or damage our reputation.

Our procedures and safeguards to prevent unauthorized access to sensitive data and to defend against attacks seeking to disrupt our services must be continually evaluated and revised to address the ever-evolving threat landscape. We cannot make assurances that all preventive actions taken will adequately repel a significant attack or prevent information security breaches or the misuses of data, unauthorized access by third parties or employees, or exploits against third-party supplier environments. Any future cyber attacks or security breaches may materially adversely affect our business, financial condition, and operating results.

The Company’s reputation and financial condition could be harmed if there is failure to protect the Company’s subscriber information.

The Company’s networks carry and store a large volume of confidential voice and data traffic. The Company must provide its subscribers with reliable service and protect the communications, location, and personal information shared or generated by the Company’s subscribers. The Company relies upon its systems and networks to provide and support the Company’s services and, in some cases, to protect its subscribers’ and the Company’s information. Any major compromise of the Company’s data or network security could impact the Company’s reputation, may lead to legal action against the Company and may lead to a loss of confidence in the security of the Company’s products and services.

Concerns about the actual or perceived health risks relating to electromagnetic and radio frequency emissions, as well as the attendant publicity or possible resultant litigation, may have a material adverse effect on the Company’s business, financial condition and prospects.

The Company does not manufacture devices or other equipment sold by it and generally relies on the Company’s suppliers to provide it with safe equipment. The Company’s suppliers are required by applicable law to manufacture their devices to meet governmentally imposed safety criteria. However, even if the devices the Company sells meet the regulatory safety criteria, the Company could be held liable with the equipment manufacturers and suppliers for any harm caused by products the Company sells if such products are later found to have design or manufacturing defects.

Media and other reports from time to time suggest that electromagnetic and radio frequency emissions from wireless handsets and base stations may be linked to various health concerns, including cancer, and may interfere with various electronic and medical devices, including automobile braking and steering systems, hearing aids and pacemakers. A number of lawsuits have been filed against wireless carriers and other participants in the wireless industry, asserting product liability, breach of warranty, adverse health effects and other claims relating to radio frequency transmissions to and from handsets and wireless data devices. Few claims of this nature have been asserted against the Company or any of its operating entities and none has resulted in significant liabilities. Concerns over radio frequency emissions, or press reports about these risks, may have the effect of discouraging the use of wireless handsets, and thus decrease demand for wireless products and services and the Company’s revenues, growth rates, subscriber base and average usage per subscriber. If further research establishes any link between the use of handsets and health problems, such as brain cancer, the Company could be required to pay significant expenses in defending lawsuits and significant awards or settlements, any or all of which could have a material adverse effect on the Company’s business, financial condition and prospects.

There are also safety risks associated with the use of wireless devices while operating vehicles or equipment. Concerns over these safety risks and the effect of any legislation, rules or regulations that have been and may be adopted in response to these risks could limit the Company’s ability to sell its wireless service.

The Company is subject to litigation or regulatory proceedings, which could require it to pay significant damages or settlements.

The Company’s business faces litigation, which may include, from time to time, patent infringement lawsuits, antitrust class actions, wage and hour class actions, personal injury claims, subscriber privacy violation claims, shareholder disputes, lawsuits relating to the Company’s advertising, sales, billing and collection practices or other issues, and regulatory proceedings.

In addition, the Company’s business may also face personal injury and consumer class action lawsuits relating to alleged health effects of wireless phones or radio frequency transmitters, and class action lawsuits that challenge marketing practices and disclosures relating to alleged adverse health effects of handheld wireless phones. The Company may incur significant expenses in defending these lawsuits. The Company also spends substantial resources to seek to comply with various government standards which may entail related investigations. In addition, the Company may be required to pay significant awards or settlements that could materially adversely affect the Company’s operations or financial results. See “Legal Proceedings and Regulatory Actions” in this AIF.

The Company’s financial performance will be impaired if it experiences high fraud rates related to device financing, credit cards, dealers, or subscriptions.

The Company’s operating costs could increase substantially as a result of fraud, including device financing, customer credit card, subscription or dealer fraud. If the Company’s fraud detection strategies and processes are not successful in detecting and controlling fraud, whether directly or by way of the systems, processes, and operations of third parties such as national retailers, dealers and others, the resulting loss of revenue or increased expenses could have a materially adverse impact on the Company’s financial condition and results of operations.

Management Team and Minority Shareholder Risks

If the Company loses any key member of its management team, the Company’s business could suffer. The Company may have difficulty in obtaining qualified local managerial personnel to successfully operate the Company’s businesses.

The Company’s future operating results depend, in significant part, upon the continued contributions of the Company’s experienced senior management and technical personnel. The Company’s management team is small. Departure of any senior manager could be highly disruptive to its operations and may have a material adverse effect on the Company’s business, financial condition and prospects.

In addition, competition for personnel in the Company’s markets is intense due to the small number of qualified individuals in the countries in which the Company operates. Given the Company’s focus on growth, it is important that the Company attract and retain qualified local personnel. Such personnel will be critical for the supervision of network build-outs and other capital implementation programs, the development of financial and information technology systems, the hiring and training of personnel, the implementation of internal controls and the coordination of activities among newly established or rapidly expanding departments. The Company’s failure to manage its growth and personnel needs successfully could have a material adverse effect on the Company’s business, financial condition and prospects.

Although the Company exercises management control over its subsidiaries, disagreements between the Company and investors who hold minority equity stakes in the Company’s subsidiaries could adversely affect the Company’s business, financial condition and prospects or affect the ability of NuevaTel or 2degrees to pay dividends to the Company

The Company’s Bolivia subsidiary, NuevaTel, is 28.5% owned by Comteco, the third largest cooperative fixed line telephone company in Bolivia. Comteco could limit the Company’s ability to implement its strategies and plans for its Bolivian operations. Any disagreements with Comteco may have a material adverse effect on the Company’s business, financial condition and prospects. While Comteco does not have significant approval or veto rights under the NuevaTel Shareholders’ Agreement, Comteco’s status as a minority investor may limit the Company’s flexibility and ability to implement strategies and financing and other plans that the Company believes are in its best interests. The Company’s operations may be affected if disagreements develop with Comteco. See “Description of the Business of the Company – Bolivia (NuevaTel) – NuevaTel Shareholders Agreement”.

The Company’s New Zealand subsidiary, 2degrees Investments, is 26.7% owned by Tesbrit, a Dutch investment company. Certain matters relating to the governance of the Company’s New Zealand subsidiaries, the 2degrees Group, as well as the transfer and sale of the Company’s 2degrees Investments Shares, are subject to the 2degrees Shareholders Agreement. Tesbrit holds two positions on the 2degrees Investments board of directors; certain extraordinary decisions require the approval of at least one of the directors appointed by Tesbrit. These decisions include (among other things) changes to the constitution, changes to the nature of 2degrees’ business, transactions outside of the ordinary course of business, and affiliated party transactions. A proposal to sell more than half of 2degrees’ assets will require Tesbrit’s approval.

In January 2017, Tesbrit notified management that it believed the Company’s disclosure of information relating to 2degrees in securities filings in Canada and the United States violated Trilogy LLC’s confidentiality obligations under the 2degrees Shareholders Agreement. Tesbrit has also asserted that its pre-emptive rights under the 2degrees Shareholders Agreement and the 2degrees constitution were abridged when 2degrees issued new shares to Trilogy LLC in connection with Trilogy LLC’s conversion of a loan to equity and when the Company and Trilogy LLC acquired shares from former 2degrees minority shareholders. To date, Tesbrit has taken no formal legal action with respect to its objections.

Any unresolved disagreements with Tesbrit may have a material adverse effect on the Company’s business, financial condition and prospects, including the ability of the Company to implement its strategies and plans for its New Zealand operations. See “Description of the Business of the Company – New Zealand (2degrees) – 2degrees Shareholders Agreement”.

Macroeconomic, Geographic and Currency Risks

An economic downturn or deterioration in any of the Company’s markets could have a material adverse effect on the Company’s business, financial condition and prospects.

The Company will be affected by general economic conditions, consumer confidence spending, and the demand for and prices of its products and services. Adverse general economic conditions, such as economic downturns or recessions leading to a declining level of retail and commercial activity in New Zealand or Bolivia could have a negative impact on the demand for the Company’s products and services. More specifically, adverse general economic conditions could result in customers delaying or reducing purchases of the Company’s products and services or discontinuing using them, and could cause a decline in the creditworthiness of its customers, which could increase the Company’s bad debt expense.

Much of the population in Bolivia earns a living on a day-to-day basis and spends its income primarily on basic items such as food, housing and clothing; any new downturn in their economies would leave this segment of the population with even less money to spend on the Company’s services, reducing its revenues.

The Bolivian economy is still in a development and structural reform stage, and is subject to rapid fluctuations in terms of consumer prices, employment levels, gross domestic product and interest and foreign exchange rates. These fluctuations affect the ability of subscribers to pay for the Company’s services. Devaluation of local currency has at times in the past also significantly impacted purchasing power. More generally, periods of significant inflation in any of the Company’s markets could have a material adverse effect on the Company’s business, financial condition and prospects.

The Company operates in countries that are exposed to natural disasters, to which the countries’ governments and economies may not be well-equipped to respond and from which the Company may experience losses for which the Company is not adequately insured.

The Company’s markets are located in countries that are vulnerable to a variety of natural disasters, including earthquakes. In New Zealand, the 2011 earthquake in Christchurch caused widespread damage and disruption. An earthquake struck New Zealand’s South Island again in November 2016; although it caused only minor interruptions to 2degrees’ service, it indicated that earthquakes can occur in New Zealand at any time. Bolivia is also susceptible to earthquakes, as well as flooding in the northeastern portion of the country. Unlike New Zealand, Bolivia does not have resilient infrastructures and its government and economy are not well equipped to respond to significant natural disasters. Consequently, the adverse effects of catastrophes may be more significant, more pervasive, and longer lasting in Bolivia than they would be in countries with better emergency response resources and economies that are more robust. The losses that the Company’s business may incur in Bolivia may therefore be greater than they would be in other more resilient countries.

The Company cannot ensure that its network facilities and its offices, stores and warehouses in these markets would survive a future hurricane, earthquake or natural disaster. Similarly, the Company cannot ensure that it will be able to procure insurance for such losses in meaningful amounts or at affordable rates in the future.

The Company’s ventures receive revenue in the currency of the venture’s country of operation and a decline in foreign exchange rates for currencies in the Company’s markets may adversely affect the Company’s growth and the Company’s operating results.

Substantially all of the Company’s revenues are earned in non-U.S. currencies, but the Company reports its results in U.S. dollars. Fluctuations in foreign currency exchange rates could have a significant impact on the Company’s reported results that may not reflect the operating trends in the Company’s business. Because the Company reports its results of operations in U.S. dollars, declines in the value of local currencies in the Company’s markets relative to the U.S. dollar could have a material adverse effect on the Company’s results of operations and financial condition, as was the case for the Company’s New Zealand operations in 2015 and 2018. In Bolivia, the Boliviano is subject to a crawling peg to the U.S. dollar. In other words, the Boliviano is fixed to the U.S. dollar but is subject to small fluctuations that are not pre-announced to the public.

To the extent that the Company’s foreign operations retain earnings or distribute dividends in local currencies, the amount of U.S. dollars the Company receives will be affected by fluctuations of exchange rates for such currencies against the U.S. dollar. Although the Company’s assets and revenues are generally in local currency, the Company’s primary liability – its Senior Notes – is in U.S. dollars, which may exacerbate the Company’s exposure to foreign currency fluctuations or devaluations. Additionally, NuevaTel’s tower rental obligations under its recent tower transaction are in U.S. dollars.

Foreign exchange controls may restrict the Company’s ability to receive distributions from its subsidiaries and any such distributions may be subject to foreign withholding taxes.

The ability of the Company’s operating companies to transfer funds to the Company may be limited by a variety of regulatory and commercial constraints. Foreign exchange controls may significantly restrict the ability of these foreign operating companies to pay interest and dividends and repay loans in U.S. dollars. It may be difficult to convert large amounts of local currency into U.S. dollars or U.S. dollars into local currency because of limited foreign exchange markets. In addition, there are countries that restrict the export of cash even in local currencies. In cases where distributions to the Company are permitted to be made, such distributions may be subject to foreign withholding taxes.

The Company derives substantially all of its revenues through funds generated by the Company’s foreign operating companies, which receive a large portion of their revenues in the currency of the markets in which they operate. The ability of the Company’s operating companies to transfer funds to the Company may be limited by a variety of regulatory and commercial constraints. Foreign exchange controls may significantly restrict the ability of these foreign operating companies to pay interest and dividends and repay loans in U.S. dollars. It may be difficult to convert large amounts of local currency into U.S. dollars or U.S. dollars into local currency because of limited foreign exchange markets. In cases where distributions by the Company’s operating companies to the Company can be made, such distributions may be subject to foreign withholding taxes, currently 12.5% in Bolivia and up to 5% in New Zealand, subject to facts and circumstances.

An increase in interest rates may increase the cost of floating-rate debt and new fixed rate long-term financings or refinancing of existing credit facilities.

Borrowings under the New Zealand 2021 Senior Facilities Agreement, the Bolivian 2021 Syndicated Loan and other Bolivian loans bear interest at variable rates based upon the New Zealand Bank Bill Reference Rate and the Tasa de Referencia (the rate established by the Central Bank in Bolivia), respectively. The Company is subject to interest rate risk with variable rate borrowings under these facilities. Interest rate risk is the risk that changes in interest rates could adversely affect earnings and cash flows. Specific interest rate risk includes the risk of increasing interest rates on floating-rate debt and increasing interest rates for planned new fixed rate long-term financings or refinancing of existing credit facilities. The Company’s policy is to enter into interest rate swap agreements to manage the Company’s exposure to fluctuations in interest rates associated with interest payments on the Company’s floating rate long-term debt.

Under the terms of interest rate swaps, the other parties expose the Company to credit risk in the event of nonperformance; however, the Company does not anticipate the nonperformance of any of the Company’s counterparties. Further, the Company’s interest rate swaps do not contain credit rating triggers that could affect the Company’s liquidity. The Company does not hold or issue derivative instruments for trading or speculative purposes.

Risks Related to the Company’s Capital Structure, Public Company and Tax Status, and Capital Financing Policies

The ability of the Company’s operating subsidiaries to utilize net operating losses and certain other tax attributes may be limited.

The Company’s operating subsidiary, 2degrees, has substantial carried forward tax losses which may not be available to offset any future assessable income. As of December 31, 2018, the Company had available net operating loss carryforwards of $53 million related to international operations in New Zealand. These net operating losses carry forward indefinitely provided that 2degrees shareholder continuity thresholds are maintained. Shareholder continuity is measured with reference to changes in the indirect ownership of Trilogy LLC’s subsidiaries that hold interests in 2degrees. The Company will continue to assess the recoverability of the New Zealand net operating loss carryforwards based on shareholder continuity requirements. The Company will also continue to assess commercial strategies which may impact availability of net operating losses. It is uncertain whether any of 2degrees’ net operating losses carried forward as of December 31, 2018 will be available to be carried forward and offset 2degrees’ assessable income, if any, in future periods.

The Company is treated as a U.S. domestic corporation for U.S. federal income tax purposes and is liable for both U.S. and Canadian income tax.

The Company is treated as a U.S. domestic corporation for U.S. federal income tax purposes under Section 7874 of the Code. As a result, the Company is subject to U.S. federal income tax on its worldwide income and this treatment will continue indefinitely. In addition, the Company is subject to Canadian income tax on its worldwide income. Consequently, the Company is liable for both U.S. and Canadian income tax on its worldwide income, which could have a material adverse effect on its financial condition and results of operations. Foreign tax credits may be available to mitigate the adverse effects.

Potentially adverse tax consequences may result from the receipt of dividends on the Common Shares.

Dividends received by holders of Common Shares who are residents of Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”) will be subject to U.S. withholding tax. A foreign tax credit under the Tax Act in respect of such U.S. withholding taxes may not be available to such holder.

Dividends received by a holder of Common Shares who are U.S. persons or U.S. tax residents generally will not be subject to U.S. withholding tax but, if the recipient is not a resident in Canada for the purposes of the Tax Act, the dividends will be subject to Canadian withholding tax. The Company is considered to be a U.S. domestic corporation for U.S. federal income tax purposes. As a result, dividends paid by the Company will be characterized as U.S. source income for purposes of the foreign tax credit rules under the Code. Accordingly, U.S. persons and U.S. tax residents generally will not be able to claim a credit for any Canadian tax withheld on the dividends unless they have other foreign source income that is subject to a low or zero rate of foreign tax and certain other conditions are met.

Dividends received by shareholders that are not Canadian tax residents, U.S. persons or U.S. tax residents will be subject to U.S. withholding tax and will also be subject to Canadian withholding tax. These dividends may not qualify for a reduced rate of U.S. withholding tax under any income tax treaty otherwise applicable to a shareholder of the Company, subject to examination of the relevant treaty.

United States, Canadian, and other foreign country taxes may be payable, directly or indirectly, by the Company on its direct or indirect sale of a subsidiary of the Company, the assets of a subsidiary of the Company, or other investment.

United States, Canadian, and other foreign country taxes may be payable, directly or indirectly, by the Company on its direct or indirect sale of a subsidiary of the Company, a subsidiary’s assets, or other investment. The amount of such taxes, which may be material, will depend on the selling price, the jurisdictions that would impose tax on the sale, and other factors.

The Company is a holding company that has no material assets other than its indirect interest in Trilogy LLC and, accordingly, it is dependent upon distributions from Trilogy LLC to pay taxes and other expenses.

The Company is a holding company and has no material assets other than its Trilogy LLC Class B Units held indirectly through Trilogy Intermediate Holdings. Neither the Company nor Trilogy Intermediate Holdings have any means of generating revenue independent of Trilogy LLC. Trilogy LLC is treated as a partnership for U.S. federal income tax purposes and, as such, its taxable income will generally be allocated to its members for such purposes, pro rata according to the number of Trilogy LLC Class B Units and Trilogy LLC Class C Units each member owns. Accordingly, the Company and/or Trilogy Intermediate Holdings will be subject to U.S. tax on their allocable share of any taxable income of Trilogy LLC (without regard to any distributions they may receive from Trilogy LLC). The Trilogy LLC Agreement requires Trilogy LLC to make pro rata cash distributions, on a periodic basis, to its members holding Trilogy LLC Class B Units or Trilogy LLC Class C Units, based on an assumed 40% tax rate multiplied by Trilogy LLC’s taxable income (if any) for the period, and to pay expenses related to the operations of the Company and Trilogy Intermediate Holdings. To the extent that the Company and/or Trilogy Intermediate Holdings requires funds to pay its tax liabilities or to fund its operations and Trilogy LLC is restricted from making distributions to the Company or Trilogy Intermediate Holdings under applicable agreements, laws or regulations or does not have sufficient cash to make the distribution of such funds, the Company may have to borrow funds or raise equity to meet those obligations, and its liquidity and financial condition could be materially adversely affected as a result. The Company may not be able to borrow funds on its own, and there can be no assurance that it will be able to issue additional equity on attractive terms or at all.

In certain circumstances, Trilogy LLC will be required to make distributions to the Company and the other owners of Trilogy LLC and such distributions may be substantial.

Trilogy LLC will be required to make pro rata cash tax distributions to its members based on an assumed 40% tax rate multiplied by Trilogy LLC’s taxable income (if any) for the applicable period. Funds used by Trilogy LLC to satisfy its tax distribution obligations will not be available for reinvestment in its business. Moreover, these tax distributions may be substantial, and may exceed (as a percentage of Trilogy LLC’s taxable income) the overall effective tax rate applicable to a similarly situated corporate taxpayer.

Different interests among holders of Trilogy LLC Class C Units and the Common Shares or between such securityholders and the Company, including with respect to related party transactions, could prevent the Company from achieving its business goals.

The Company expects that members of the Board will include directors who are affiliated with entities that may have commercial relationships with the Company. See “Directors and Executive Officers – Conflicts of Interest”. Certain holders of Trilogy LLC Class C Units or Common Shares could also have business interests that conflict with those of other holders, which may make it difficult for the Company to pursue strategic initiatives that require consensus among the Company’s securityholders.

A conflict of interest could arise between or among the Company and the holders of Trilogy LLC Class C Units and Common Shares in a number of areas relating to the Company’s past and ongoing relationships. For example, holders of Trilogy LLC Class C Units and holders of Common Shares may have different tax positions from each other or from the Company which could influence the Company’s decisions regarding whether and when to dispose of assets and whether and when to incur new indebtedness or to refinance existing indebtedness. The structuring of future transactions may take into consideration these tax or other considerations even where no similar benefit would accrue to the Company. In addition, the Articles provide that any proposed Sale Transaction would, unless approved by all of the Independent Directors of the Company (which exclude holders of Trilogy LLC Class C Units), be subject to the approval of the holders of Common Shares and of the holder of the Special Voting Share, each voting as a separate class and each by a simple majority of votes cast. These sale restrictions may impact the Company’s decisions and ability to complete potential transactions.

There are no formal dispute resolution procedures in place to resolve conflicts between the Company and holders of Common Shares and Trilogy LLC Class C Units. The Company may not be able to resolve any potential conflicts between it and its security holders and, even if it does, the resolution may be less favorable to the Company than would exist if no such conflicts existed.

If the Company is unable to implement and maintain effective internal control over financial reporting, the Company might not be able to report financial results accurately and on a timely basis or prevent fraud. Additionally, debt investors and securityholders may lose confidence in the accuracy and completeness of the Company’s financial reports.

The Company currently has effective internal controls over financial reporting. However, the Company can provide no assurances that the Company will be able to maintain effective internal control over financial reporting and that no material weaknesses in its internal controls over financial reporting will be identified in the future. (For the years ended December 31, 2017 and 2016, management concluded that certain control deficiencies existed at 2degrees that, in the aggregate, were determined to be a material weakness. Management was able to conclude that the material weakness had been remediated upon completing an evaluation as of December 31, 2018.) Effective internal controls are necessary for the Company to provide reliable financial reports and prevent fraud. If the Company cannot provide reliable financial reports or prevent fraud, the Company’s business and results of operations could be harmed and holders of the Company’s equity and debt securities could lose confidence in the Company’s reported financial information. Any failure of the Company’s internal controls could also adversely affect the results of the periodic management evaluations and required reports and certifications regarding the effectiveness of the Company’s internal control over financial reporting that are required under Section 404(a) of SOX and NI 52-109.

The Company is an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make the Company’s Common Shares less attractive to investors; at such time as the Company ceases to qualify as an “emerging growth company” under the U.S. JOBS Act, the costs and demands placed upon management will increase.

The JOBS Act permits “emerging growth companies” like the Company to rely on some reduced disclosure requirements for as long as the Company qualifies as an emerging growth company. During that period the Company is permitted to omit the auditor’s attestation on internal control over financial reporting that would otherwise be required by SOX. In addition, among other things, Section 107 of the JOBS Act provides that, as an emerging growth company, the Company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the U.S. Securities Act for complying with new or revised accounting standards. The Company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to take advantage of the benefits of this extended transition period. The Company’s financial statements may therefore not be comparable to those of companies that have already adopted such new or revised accounting standards. Even if the Company ceased to be a “foreign private issuer” (see next Risk Factor), for as long as the Company qualifies as an emerging growth company the Company may avail itself of reduced executive compensation disclosure and shareholder votes on compensation-related matters compared to larger companies. Until such time as the Company ceases to qualify as an emerging growth company, investors may find the Company’s Common Shares less attractive because the Company may rely on these exemptions. If some investors find the Company’s Common Shares less attractive as a result, there may be a less active trading market for the Company’s Common Shares and the Company’s stock price may be more volatile.

The Company will continue to be deemed an emerging growth company until the earliest of (i) the last day of the fiscal year during which the Company had total annual gross revenues of $1.07 billion (adjusted for inflation by the SEC), (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of Common Shares under a registration statement under the U.S. Securities Act, (iii) the date on which the Company has, during the previous 3-year period, issued more than $1 billion in non-convertible debt; or (iv) the date on which the Company is deemed to be a “large accelerated filer” as defined by the SEC, which would generally occur upon the Company’s attaining a public float of at least $700 million. Once the Company loses emerging growth company status, the Company expects the costs and demands placed upon management to increase, as the Company would have to comply with additional disclosure and accounting requirements.

If the Company were to lose the Company’s foreign private issuer status under U.S. federal securities laws, the Company would likely incur additional expenses associated with compliance with the U.S. securities laws applicable to U.S. domestic issuers.

As a foreign private issuer, as defined in Rule 3b-4 under the Exchange Act, the Company is exempt from certain of the provisions of the U.S. federal securities laws. For example, the U.S. proxy rules and the Section 16 reporting and “short swing” profit rules do not apply to foreign private issuers. However, if the Company were to lose the Company’s status as a foreign private issuer, these regulations would immediately apply and the Company would also, among other things, be required to commence reporting on forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K, rather than the forms currently available to the Company, such as Forms 40-F and 6-K. Compliance with these disclosure requirements under U.S. securities laws would likely result in increased expenses and would require the Company’s management to devote substantial time and resources to comply with new regulatory requirements. Further, to the extent that the Company was to offer or sell the Company’s securities outside of the United States, the Company would have to comply with the more restrictive Regulation S requirements that apply to U.S. companies, and the Company would no longer be able to utilize the multijurisdictional disclosure system forms (including Form F-10, with which the Company’s Base Shelf Prospectus was filed with the SEC) for registered offerings by Canadian companies in the United States, which could limit the Company’s ability to access the capital markets in the future. There can be no assurance that the Company will retain its foreign private issuer status beyond June 30, 2019.

Even if the Company remains a foreign private issuer, if its public float falls below $75 million it could become ineligible to use multijurisdictional disclosure forms in the U.S.

During the final months of 2018 and January 2019, the public float of the Company’s Common Shares was below $75 million. A Canadian foreign private issuer with less than $75 million in public float is not eligible to satisfy its SEC annual report requirement by filing a Form 40-F (which is basically a wrap-around of the AIF), but would have to file its annual report on Form 20-F, and assure that it is complying with the disclosure requirements of this form, which are somewhat different than the disclosure required in an AIF (the Form 20-F could, however be used to satisfy the Canadian annual information form requirement). A Canadian foreign private issuer with less than $75 million in public float also becomes ineligible to use certain multijurisdictional disclosure system registration statement forms, most notably Form F-10 (with which the Company’s Canadian Base Shelf Prospectus was filed with the SEC), which enables the Company to more easily access the U.S., as well as Canadian, public capital markets based primarily on the Canadian public offering regulatory processes. There can be no assurance that the Company will continue to meet the $75 million public float test.

The market price of the Common Shares has significantly declined and may continue to be highly volatile.

The market price of the Common Shares has significantly declined over the past years and may continue to decline or may continue to be highly volatile. Market prices for telecommunication corporations have at times been volatile and subject to substantial fluctuations. The stock market, from time-to-time, experiences significant price and volume fluctuations unrelated to the operating performance of particular companies. Future announcements concerning the Company or its competitors, including those pertaining to financing arrangements, government regulations, developments concerning regulatory actions affecting the Company, litigation, additions or departures of key personnel, cash flow, and economic conditions and political factors in the U.S., Canada, New Zealand, Bolivia or other regions may have a significant impact on the market price of the Common Shares. In addition, there can be no assurance that the Common Shares will continue to be listed on the Toronto Stock Exchange (the “TSX”).

The market price of the Common Shares could fluctuate significantly for many other reasons, including for reasons unrelated to the Company’s specific performance, such as reports by industry analysts, investor perceptions, or negative announcements by its subscribers, competitors or suppliers regarding their own performance, as well as general economic and industry conditions. For example, to the extent that other large companies within its industry experience declines in their stock price, the share price of the Common Shares may decline as well. In addition, when the market price of a company’s shares drops significantly, shareholders may institute securities class action lawsuits against the company. A lawsuit against the Company could cause it to incur substantial costs and could divert the time and attention of its management and other resources.

Sales of a substantial number of the Common Shares may cause the price of the Common Shares to decline.

Any sales of substantial numbers of the Common Shares in the public market or the exercise of significant amounts of the TIP Inc. Warrants or the perception that such sales or exercise might occur may cause the market price of the Common Shares to decline. The market price of the Common Shares may have been and could continue to be adversely affected by the expiration of lock up periods applicable to certain of the Company’s shareholders, including affiliates of the Company and the minority shareholders of 2degrees that exchanged their shares in 2degrees for Common Shares at the completion of the Arrangement, and applicable to the holders of Trilogy LLC Class C Units, all of whom are now eligible to, and many of whom are expected to, redeem their Class C Units, which may result in the issuance to such holders of Common Shares that will be sold following such redemption. On February 7, 2018, lock-ups expired as to 5,585,927 Common Shares and 8,697,835 Trilogy LLC Class C Units, representing 24.7% of the current issued and outstanding Common Shares (or 17.0% of the issued and outstanding Common Shares assuming full redemption of the outstanding Trilogy LLC Class C Units into Common Shares). On February 7, 2019, lock-ups expired as to 5,748,383 Common Shares and 8,677,753 Trilogy LLC Class C Units, representing 24.9% of the current issued and outstanding Common Shares (or 17.1% of the issued and outstanding Common Shares assuming full redemption of the outstanding Trilogy LLC Class C Units into Common Shares). The total number of Common Shares and Trilogy LLC Class C Units released from lock up on February 7, 2018 and February 7, 2019 represents 880 times the average daily trading volume of the Common Shares during December 2018.

The Company may not pay dividends.

Although the Company paid a dividend in the second quarter of 2018 and 2017, payment of any future dividends or distributions by the Company will depend on its cash flows. The declaration and payment of future dividends or distributions by the Company will be at the discretion of the Board subject to restrictions under applicable laws, and may be affected by numerous factors, including the Company’s revenues, financial condition, acquisitions, capital investment requirements and legal, regulatory or contractual restrictions, including (because they will affect the availability of cash to the Company with which to make distributions) restrictive covenants contained in the Senior Notes Indenture, New Zealand 2021 Senior Facilities Agreement and the Bolivian Syndicated Loan Agreement. These agreements contain covenants restricting, among other things, dividends, distributions, redeeming, repurchasing or retiring subordinated debt. In addition, under the New Zealand 2021 Senior Facilities Agreement, 2degrees and its subsidiaries are required to maintain various financial covenants, including a total interest coverage ratio, a senior leverage coverage ratio and a debt service coverage ratio, and, under the Bolivian Syndicated Loan Agreement, NuevaTel is required to maintain various financial covenants, including an indebtedness ratio, a debt coverage ratio, a current ratio and a structural debt ratio. 2degrees’ and NuevaTel’s ability to meet the applicable financial ratios can be affected by events beyond the Company’s control, and the Company cannot ensure that 2degrees and NuevaTel will be able to meet those ratios. The Company may not be in a position to pay dividends in the future. A failure to pay dividends or a reduction or cessation of the payment of dividends could materially adversely affect the trading price of the Common Shares.

Further equity financing may dilute the interests of shareholders of the Company and depress the price of the Common Shares.

If the Company raises additional financing through the issuance of equity securities (including securities convertible or exchangeable into equity securities) or completes an acquisition or merger by issuing additional equity securities, such issuance may substantially dilute the interests of shareholders of the Company and reduce the value of their investment. The market price of our equity securities could decline as a result of issuances of securities by us or sales by our existing shareholders of Common Shares in the market, or the perception that these sales could occur, during the currency of the Base Shelf Prospectus. Sales of Common Shares by shareholders pursuant to the Base Shelf Prospectus and any prospectus supplement or otherwise might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate. With an additional sale or issuance of equity securities, including upon any redemption of Trilogy LLC Class C Units, investors will suffer dilution of their voting power and may experience dilution in earnings per share. Sales by shareholders of the Company, pursuant to the Prospectus Supplement, might also make it more difficult for the Company itself to sell equity securities at a time and price that it deems appropriate.

The trading market for the Common Shares is influenced by securities industry analyst research reports.

The trading market for the Common Shares is influenced by the research and reports that industry or securities analysts publish about the Company If covered, a decision by an analyst to cease coverage of the Company or fail to regularly publish reports on the Company could cause the Company to lose visibility in the financial markets, which in turn could cause the stock price or trading volume to decline. Moreover, if an analyst who covers the Company downgrades its stock, or if operating results do not meet analysts’ expectations, the stock price could decline.

New laws and regulations affecting public companies may expose the Company to additional liabilities and may increase its costs significantly.

Any future changes to the laws and regulations affecting public companies, compliance with existing provisions of NI 52-109 and Section 404(a) of SOX, and other applicable Canadian and U.S. securities laws and regulation and related rules and policies, may cause the Company to incur increased costs as it evaluates the implications of new rules and implements any new requirements. Delays or a failure to comply with the new laws, rules and regulations could result in enforcement actions, the assessment of other penalties and civil suits. When in the future, the Company becomes subject to the SOX 404(b) auditor attest requirement, this may impose significant additional costs on the Company

Any new laws and regulations may make it more expensive for the Company to provide indemnities to the Company’s officers and directors and may make it more difficult to obtain certain types of insurance, including liability insurance for directors and officers. Accordingly, the Company may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for the Company to attract and retain qualified persons to serve on the Board or as executive officers. The Company may be required to hire additional personnel and utilize additional outside legal, accounting and advisory services, all of which could cause general and administrative costs to increase beyond what the Company currently has planned. The Company will evaluate and monitor developments with respect to these laws, rules and regulations, and the Company cannot predict or estimate the amount of the additional costs it may incur or the timing of such costs.

The Company is required annually to review and report on the effectiveness of its internal control over financial reporting in accordance with NI 52-109 and Section 404(a) of SOX. The results of these reviews are required to be reported under applicable Canadian securities laws in the Company’s Management’s Discussion and Analysis and are required to be reported in the U.S. Annual Report on Form 40-F required to be filed annually with the SEC. The Company’s Chief Executive Officer and the Company’s Chief Financial Officer will be required to report, and/or certify, on the effectiveness of the Company’s internal control over financial reporting, among other matters.

Management’s review is designed to provide reasonable assurance, not absolute assurance, that any material weaknesses existing within the Company’s internal controls are identified. Material weaknesses represent deficiencies existing in internal controls that may not prevent or detect a misstatement occurring which could have a material adverse effect on the quarterly or annual financial statements of the Company. In addition, management cannot provide assurance that the remedial actions being taken by the Company to address any material weaknesses identified will be successful, nor can management provide assurance that no further material weaknesses will be identified within its internal controls over financial reporting in future years.

If the Company fails to maintain effective internal controls over its financial reporting, there is the possibility of errors or omissions occurring or misrepresentations in the Company’s disclosures which could have a material adverse effect on the Company’s business, its financial statements and the value of the Common Shares.

Public company requirements may strain the Company’s resources.

As a public company, the Company is subject to the reporting requirements of the Securities Act (British Columbia), as amended, as well as the applicable securities laws of the other Canadian provinces, and is subject to certain reporting requirements under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Securities Act”) and, in each case, as applicable, the regulations and rules thereto, including applicable national and multilateral instruments adopted as rules, decisions, rulings and orders promulgated under the Securities Act (British Columbia), as well as the applicable securities laws of other Canadian provinces, and the U.S. Securities Act and the published policy statements issued by the British Columbia Securities Commission and the SEC, respectively. The Company is also subject to the ongoing listing requirements of the TSX. The obligations of operating as a public company require significant expenditures and place additional demands on management as the Company complies with the reporting requirements of a public company. The Company may need to hire additional accounting, financial and legal staff with appropriate public company experience and technical accounting and regulatory knowledge.

In addition, actions that may be taken by any significant shareholders, if any, may divert the time and attention of the Board and management from its business operations. Campaigns by significant investors to effect changes at publicly traded companies have increased in recent years. If a proxy contest were to be pursued by any shareholders of the Company it could result in substantial expense to the Company and consume significant attention of management and the Board. In addition, there can be no assurance that any shareholder will not pursue actions to effect changes in the management and strategic direction of the Company, including through the solicitation of proxies from the Company’s shareholders.

DIVIDENDS

2018 Dividend Payment

On May 4, 2018, the Company paid a dividend of C$0.02 per Common Share. The dividend was declared on April 2, 2018 and paid to record holders of Common Shares as of April 16, 2018. Eligible Canadian holders of Common Shares who participated in the Company’s dividend reinvestment plan (the “DRIP”) had the right to acquire additional Common Shares at 95% of the volume-weighted average price of the Common Shares on the TSX for the five trading days immediately preceding the dividend payment date (the “Discounted Share Price”), by reinvesting their cash dividends, net of applicable taxes. As a result of shareholder participation in the dividend reinvestment plan, 34,734 Common Shares were issued to existing shareholders. A total cash dividend of $0.7 million was paid to shareholders that did not participate in the DRIP.

Concurrently with the issuance of the Company’s dividend, in accordance with the Trilogy LLC Agreement, a dividend in the form of 137,256 additional Trilogy LLC Class C Units were issued on economically equivalent terms to the holders of Trilogy LLC Class C Units.

Dividend Policy and DRIP

The declaration of dividends on the Common Shares will be at the sole discretion of the Board.

The Company currently intends to pay an annual dividend of up to C$0.02 per share on its Common Shares, the first of which was paid on May 12, 2017 and the second of which was paid on May 4, 2018, as described above. As part of the DRIP, eligible Canadian holders of Common Shares have the right to acquire additional Common Shares at the Discounted Share Price, in lieu of cash dividends, net of applicable withholding taxes.

When dividends are paid on the Common Shares, distributions will also be required to be paid on the Trilogy LLC Class C Units on an equitably equivalent basis. All Trilogy LLC Class C Unit holders will receive their dividends in additional Trilogy LLC Class C Units until otherwise determined by Managing Member. Alignvest Management Corporation (“AMC’), Bonnie Brooks, Joe Natale, Vince Hemmer, Adam Jiwan, Nadir Mohamed, Donald Walker and Alignvest Partners Master Fund LP (“Alignvest Partners”) have elected to receive their dividends on Common Shares in the form of additional Common Shares, to the extent permitted under the DRIP, rather than cash, until otherwise determined by the Board. The Company’s dividend policy will be reviewed from time to time by the Board in the context of the Company’s earnings, financial condition and other relevant factors.

The payment of dividends in the future will depend on the earnings, cash flow and financial condition of the Company as well as the need to finance the Company’s business activities and any restrictions contained in applicable credit or financing agreements, including restrictive covenants contained in the Senior Notes Indenture (and any subsequent indenture entering into connection with the refinancing of the Senior Notes), the New Zealand 2021 Senior Facilities Agreement and the Bolivian Syndicated Loan Agreement. These agreements contain covenants restricting, among other things, dividends, distributions, or redeeming, repurchasing or retiring subordinated debt. The Board may also consider such other factors as it considers appropriate. See “Risk Factors – the Company may not pay dividends”.

DESCRIPTION OF CAPITAL STRUCTURE

The following is a summary of the rights, privileges, restrictions and conditions attaching to the Common Shares and the Special Voting Share. The Company is authorized to issue an unlimited number of Common Shares and one Special Voting Share. As of the date of this AIF, there are 57,925,319 Common Shares, one Special Voting Share and 13,402,685 TIP Inc. Warrants outstanding. In addition, there are 1,213,528 Common Shares issuable upon the vesting of restricted share units, 112,140 Common Shares issuable upon the vesting of deferred share units and 26,409,543 Common Shares issuable upon the conversion of the Trilogy LLC Class C Units, including unvested units.

Common Shares of the Company

Subject to the provisions described below under the heading “Rights and Restrictions in Connection with a Proposed Sale Transaction”, the following special rights and restrictions are attached to the Common Shares.

Notice of Meeting and Voting Rights

The holders of Common Shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and are entitled to one vote per Common Share. Except as provided in the BCBCA, by law or by stock exchange rules, the Special Voting Share and the Common Shares shall vote together as if they were a single class of shares.

Except as explicitly required by the BCBCA or by law, the holders of Common Shares shall not be entitled to vote separately as a class on a proposal to amend the Articles to: (i) increase or decrease the maximum number of Common Shares that the Company is authorized to issue, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the Common Shares; or (ii) create a new class of shares equal or superior to the Common Shares.

Dividend and Liquidation Entitlements

The holders of Common Shares shall be entitled, as such, to receive dividends and the Company shall pay dividends thereon, as and when declared by the Board, in their absolute discretion, in such amount and in such form as the Board may from time to time determine, and all dividends which the Company may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding. The Company has agreed in the Trilogy LLC Agreement to not make dividends or distributions on the Common Shares unless a corresponding dividend or distribution is made on an economically equivalent basis to all holders of Trilogy LLC Class C Units. See “Description of Capital Structure – Special Voting Share of the Company – Dividends and Redemption”.

In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares shall be entitled to receive the remaining property and assets of the Company after satisfaction of all liabilities and obligations to creditors of the Company and after C$1.00 is distributed to the holder of the Special Voting Share.

Special Voting Share of the Company

Subject to the provisions described below under the heading “Rights and Restrictions in Connection with a Proposed Sale Transaction”, the following special rights and restrictions are attached to the Special Voting Share.

Notice and Voting Rights

Except as otherwise provided in the BCBCA, by law or by stock exchange rules, the Special Voting Share shall entitle the holder thereof to vote on all matters submitted to a vote of the holders of Common Shares at any shareholders meeting of the Company and to exercise the right to consent to any matter for which the written consent of the holders of Common Shares is sought.

Except as provided in the BCBCA, by law or by stock exchange rules, the Special Voting Share and the Common Shares shall vote together as if they were a single class of shares. Except as explicitly required by the BCBCA, the holder of the Special Voting Share shall not be entitled to vote separately as a class on a proposal to amend the Articles to: (i) increase or decrease the maximum number of Special Voting Shares that the Company is authorized to issue, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the Special Voting Share; (ii) effect a cancellation of the Special Voting Share where it has been redeemed and cancelled in accordance with the Articles; or (iii) create a new class of shares equal or superior to the Special Voting Share.

The holder of the Special Voting Share shall be entitled to attend all shareholder meetings of the Company which the holders of Common Shares are entitled to attend, and shall be entitled to receive copies of all notices and other materials sent by the Company to its holders of Common Shares relating to such meetings and any consents sought from the holders of Common Shares.

Number of Votes

The holder of the Special Voting Share is entitled to that number of votes equal to the number of votes which would attach to the Common Shares receivable by the holders of Trilogy LLC Class C Units upon the redemption of all Trilogy LLC Class C Units outstanding from time to time, determined as of the record date for the determination of shareholders entitled to vote on the applicable matter or, if no record date is established, the date such vote is taken. To the extent that the holder of the Special Voting Share does not receive voting instructions from a holder of Trilogy LLC Class C Units, votes shall not be cast in respect of such holder.

Dividends and Redemption

The holder of the Special Voting Share is not entitled to receive dividends. The Company has agreed in the Trilogy LLC Agreement to not make dividends or distributions on the Common Shares unless a corresponding dividend or distribution is made on an economically equivalent basis to all holders of Trilogy LLC Class C Units. In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holder of the Special Voting Share shall be entitled to receive C$1.00 after satisfaction of all liabilities and obligations to creditors of the Company but before the distribution of the remaining property and assets of the Company to the holders of the Common Shares. Upon payment of the amount so payable to it as provided above, the holder of the Special Voting Share shall not be entitled to share in any further distribution of the property or assets of the Company.

At such time as there are no Trilogy LLC Class C Units outstanding, the Special Voting Share shall automatically be redeemed and cancelled for C$1.00 to be paid to the holder thereof.

Rights and Restrictions in Connection with a Proposed Sale Transaction

Notwithstanding the special rights and restrictions attached to the Common Shares and the Special Voting Share described above and in addition to any other required approvals, if any Trilogy LLC Class C Units (as constituted on the close of business on February 7, 2017, the effective date of the Arrangement) would be issued and outstanding on the effective date of any proposed Sale Transaction, such proposed Sale Transaction would, unless approved by all of the Independent Directors of the Company (as defined in the Articles), be subject to the approval of the holders of Common Shares and the holder of the Special Voting Share, each voting as a separate class and each by a simple majority of votes cast.

A “Sale Transaction” means any transaction involving the sale, lease, exchange or other disposition (in one transaction or a series of related transactions, but other than a bona fide arm’s length lease financing or as collateral for a bona fide arm’s length debt financing or guarantee of either thereof and other than to a wholly-owned subsidiary entity) of assets (including securities) resulting in net proceeds having a value of in excess of US$100 million (as reasonably determined by the Board), other than in the ordinary course of business, by the Company or any of its direct or indirect subsidiary entities that would give rise to tax on the part of the Company or any wholly-owned subsidiary entity of the Company and result (as reasonably determined by the Board) in a greater than 5% discrepancy between the pre-tax cash that would be received (whether as a tax distribution or otherwise) by a holder of a single Trilogy LLC Class C Unit (as constituted on the close of business on February 7, 2017, the effective date of the Arrangement) and the pre-tax cash that would be received by a holder of a single Common Share (as constituted on the close of business on February 7, 2017), assuming that all of the after-tax net proceeds to be received by Trilogy LLC and the Company or any wholly owned subsidiary entity of the Company were fully distributed to the respective equity holders of Trilogy LLC and the Company

Voting Trust Agreement

In connection with the Arrangement, the Company, Trilogy LLC and the Trustee entered into the Voting Trust Agreement. This summary of the Voting Trust Agreement is qualified in its entirety by reference to that agreement, which is available on the Company’s SEDAR profile at www.sedar.com.

Voting Rights with Respect to Trilogy LLC

Except as otherwise provided by the Trilogy LLC Agreement, the Voting Trust Agreement or applicable law, the holders of Trilogy LLC Class C Units shall not directly be entitled to receive notice of or to attend any meeting of the holders of Common Shares (the “Company Meeting”) or to vote at any such meeting.

Voting Rights with Respect to the Company

Under the Voting Trust Agreement, the Company issued one Special Voting Share to the Trustee for the benefit of the holders of Trilogy LLC Class C Units. The Special Voting Share will have the number of votes, which may be cast by the Trustee at any the Company Meeting at which the holders of Common Shares are entitled to vote or in respect of any written consents sought from shareholders of the Company by the Company (other than in respect of any matter upon which only the Common Shares are entitled to vote as a separate class under applicable law), equal to the then outstanding number of Trilogy LLC Class C Units.

Each holder of a Trilogy LLC Class C Unit on the record date for any meeting or shareholder consent at which holders of Common Shares are entitled to vote will be entitled to instruct the Trustee to exercise the votes attached to the Special Voting Share for each Trilogy LLC Class C Unit held by the unitholder. The Trustee will exercise each vote attached to the Special Voting Share only as directed by the relevant holder of Trilogy LLC Class C Units and, in the absence of instructions from a holder of a Trilogy LLC Class C Units as to voting, will not exercise those votes.

Notwithstanding the foregoing, in the event that under applicable law any matter requires the approval of the holder of record of the Special Voting Share, voting separately as a class, but for greater certainty, excluding any matter upon which only the Common Shares are entitled to vote as a separate class under applicable law, the Trustee will, in respect of such vote, exercise all voting rights: (i) in favour of the relevant matter where the result of the vote of the Common Shares and the Special Voting Share, voting together as if they were a single class on such matter, was the approval of such matter; and (ii) against the relevant matter where the result of such combined vote was against the relevant matter; provided that in the event of a vote on a proposal to amend the Articles to: (x) effect an exchange, reclassification or cancellation of the Special Voting Share, or (y) add, change or remove the rights, privileges, restrictions or conditions attached to the Special Voting Share, in either case, where the Special Voting Share is permitted or required by applicable law to vote separately as a single class, the Trustee will exercise all voting rights for or against such proposed amendment based on whether it has been instructed to cast a majority of the votes for or against such proposed amendment.

The Trustee will mail or cause to be mailed (or otherwise communicate) to the holders of Trilogy LLC Class C Units the notice of each meeting at which the holders of Common Shares are entitled to vote, together with the related materials and a statement as to the manner in which the holder may instruct the Trustee to exercise the votes attaching to the Special Voting Share, on the same day as the Company mails (or otherwise communicates) the notice and materials to the holders of Common Shares.

The Trustee will also send to the holders of Trilogy LLC Class C Units copies of proxy materials, all information statements, reports (including interim and annual financial statements) and other written communications sent by the Company to the holders of Common Shares at the same time as the materials are sent to the holders of Common Shares. The Trustee will also send to the holders of Trilogy LLC Class C Units all materials sent by third parties to the holders of Common Shares (if known to have been received by the Company) including dissident proxy and information circulars and tender and exchange offer circulars, as soon as reasonably practicable after the materials are delivered to the Trustee.

Statutory Rights

Wherever and to the extent that the BCBCA confers a prescribed statutory right on a holder of voting shares, the Company has agreed that the holders of Trilogy LLC Class C Units are entitled to the benefit of such statutory rights through the Trustee, as the holder of record of the Special Voting Share. The prescribed statutory rights set out in the voting trust agreement include the following rights provided for in the BCBCA:

(i)	to examine and obtain extracts of the records of the Company;

(ii)	to examine the list of shareholders;

(iii)

to require the Company to furnish a basic list setting out the names of the registered holders of shares of the Company, the number of shares of each class and series owned by each registered holder and the address of each of them, all as shown on the records of the company;

(iv)	to examine and obtain extracts of the latest financial statements of each subsidiary of the Company;

(v)	to requisition a shareholders’ meeting;

(vi)	to apply to the court to bring an action in the name and on behalf of the Company or any of its subsidiaries; and

(vii)

to apply to the court to make an order to rectify any act or omission of the Company that is oppressive or unfairly prejudicial to or that unfairly disregards the interests the holders of Trilogy LLC Class C Units.

Upon the written request of a holder of Trilogy LLC Class C Units delivered to the Trustee, provided that certain conditions are satisfied, the Company and the Trustee are required to cooperate to facilitate the exercise of such statutory rights on behalf of such holder so entitled to instruct the Trustee as to the exercise thereof, such exercise of the statutory right to be treated, to the maximum extent possible, on the basis that such holder was the registered owner of the Common Shares receivable upon the exchange of the Trilogy LLC Class C Units owned of record by such holder.

Ownership and Voting Restrictions

The Articles also provide for an ownership restriction on the securities of the Company in order for the Company to comply with the Overseas Investment Act 2005 of New Zealand, or other similar laws.

The ownership restriction provides that, among other things, an overseas person, either alone or together with his, her or its associates (such person, collectively with his, her or its associates, an “Overseas Shareholder”), shall not: (i) acquire a 25% or more ownership or control interest in the Company; or (ii) increase an Overseas Shareholder’s existing 25% or more ownership or control interest in the Company; in each case without applying for and receiving consent from the New Zealand Overseas Investment Office (the foregoing prohibition is referred to as the “New Zealand Ownership Constraint”).

An “overseas person” is defined in the Overseas Investment Act 2005 and generally includes, among others, an individual who is neither a New Zealand citizen nor ordinarily resident in New Zealand or a body corporate that is incorporated outside New Zealand or is a 25% or more subsidiary of a body corporate incorporated outside of New Zealand. A “25% or more ownership or control interest” has the meaning set forth in the Overseas Investment Act 2005, which as of the date hereof means, with respect to any person:

(i)	a beneficial entitlement to, or a beneficial interest in, 25% or more of the Company’s securities;

(ii)	the power to control the composition of 25% or more of the board of directors; or

(iii)	the right to exercise or control the exercise of 25% or more of the voting power at meetings of the Company

In order to seek to enable compliance with the Overseas Investment Act 2005, if an Overseas Shareholder is in contravention of the ownership constraints set forth above (a “Contravening Shareholder”), the Company may refuse to: (i) accept any subscription for securities of the Company from the Contravening Shareholder; (ii) issue any securities of the Company to the Contravening Shareholder; (iii) register or otherwise recognize the transfer of any securities of the Company from any securityholder of the Company to the Contravening Shareholder; or (iv) purchase or otherwise acquire any securities of the Contravening Shareholder. In addition, the Company could remove voting rights attached to the securities of the Company unless a Contravening Shareholder remedies a breach of the New Zealand Ownership Constraint within a specified time after notice thereof (of not less than 30 days).

The directors of the Company may also indefinitely suspend all rights of the Contravening Shareholder to vote that would otherwise be attached to securities of the Company held by such Contravening Shareholder in excess of the New Zealand Ownership Constraint, subject to the Contravening Shareholder disposing of such securities of the Company or complying with the terms of the Overseas Investment Act 2005.

The ownership restrictions will not be binding on the Company and its shareholders upon the earlier of: (i) the repeal of the Overseas Investment Act 2005; and (ii) the date that the Company does not, directly or indirectly, hold a 25% or more ownership or control interest in 2degrees and no longer holds an overseas investment in significant business assets as defined in the Overseas Investment Act 2005. The ownership restrictions contained in the Articles are also subject to an exemption for underwriters (as defined in the Securities Act (British Columbia)) in the course of a distribution of securities of the Company

Should the Company’s shares at any time be subject to any ownership and/or voting restrictions imposed by law in any other jurisdiction or jurisdictions, the Company, with the approval in writing of at least 75% of all of the directors of the Company, may elect to apply any or all of the ownership and voting restrictions contained in the Articles, with necessary changes, in order to seek to ensure compliance with such other law or laws. Any such election shall be promptly communicated to shareholders by way of a news release or otherwise as the Company sees fit.

Advance Notice Requirements for Director Nominations

The Articles contain an advance notice provision pertaining to shareholders of the Company (who meet the necessary qualifications outlined in the Articles) seeking to nominate candidates for election as directors (a “Nominating Shareholder”) at any annual meeting of shareholders of the Company, or for any special meeting of shareholders of the Company if one of the purposes for which the special meeting was called was the election of directors (the “Advance Notice Provisions”). The following description is a summary only and is qualified in its entirety by the full text of the applicable provisions of the Articles which are available on the Company’s SEDAR profile at www.sedar.com.

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the General Counsel of the Company To be timely, a Nominating Shareholder’s notice to the General Counsel must be made: (i) in the case of an annual meeting of shareholders (including an annual and special meeting), not less than 30 days prior to the date of the annual meeting of shareholders of the Company; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the 10th day following the Notice Date; and (ii) in the case of a special meeting of shareholders of the Company (which is not also an annual meeting) called for the purpose of electing directors (whether or not called for other purposes as well), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of shareholders was made. The Articles also prescribe the proper written form for a Nominating Shareholder’s notice.

The chairperson of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the notice procedures set forth in the Articles and, if any proposed nomination is not in compliance with such provisions, the discretion to declare that such defective nomination will be disregarded.

Notwithstanding the foregoing, the directors of the Company may, in their sole discretion, waive any requirement in the Advance Notice Provisions.

CREDIT RATINGS

Ratings are intended to provide an independent assessment of the credit quality of an issue or issuer of securities and do not speak to the suitability of particular securities. A rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be withdrawn or revised entirely by a rating agency at any time if in its judgment circumstances so warrant.

Trilogy LLC’s corporate family rating with Moody’s, S&P and Fitch is currently B2, B and B-, respectively, and the Senior Notes are currently rated, B3/LGD5, B and B/RR3, respectively.

Moody’s credit ratings are on a long term debt rating scale that ranges from Aaa to C, representing the range from least credit risk to greatest credit risk of such securities rated. Moody’s applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its long-term debt rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of that generic rating category. According to Moody’s rating system, debt securities rated within the B2 category (such as the B2 rating for Trilogy LLC) are considered speculative and are subject to a 97-99% recovery rate and debt securities rated within the B3 category (such as the B3 rating for the Senior Notes) are subject to a 95-97% recovery rate. The Moody’s ratings for Trilogy LLC and the Senior Notes reflect upgrades following Trilogy LLC’s improved debt leverage metrics upon issuance of the Senior Notes and related transactions. Moody’s rating system does not imply any recommendation or endorsement of a specific security for investment purposes.

S&P’s credit ratings are on a long term debt rating scale that ranges from AAA to D, representing the range from highest to lowest quality of such securities rated. Obligations rated BB, B, CCC, CC, and C are regarded as having significant speculative characteristics. BB indicates the least degree of speculation and C the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. According to S&P’s rating system, debt securities rated B (such as the B rating for Trilogy LLC and the B rating for the Senior Notes are more vulnerable to nonpayment than obligations rated BB, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation. Pursuant to the issuance of the Senior Notes and related transactions, S&P raised the corporate credit rating on Trilogy LLC to 'B' from 'B-', and on the Senior Notes to 'B' from 'CCC'. S&P’s rating system does not imply any recommendation or endorsement of a specific security for investment purposes.

According to Fitch’s rating system, debt securities rated within the B- category (such as the B- rating for Trilogy LLC) are considered highly speculative and present a limited margin of safety and debt securities rated within the B/RR3 category (such as the B/RR3 rating for the Senior Notes) have good recovery rates should a default occur. Trilogy LLC's 'B-' rating reflects the completion of the Arrangement and subsequent $199.3 million cash infusion that resolved immediate liquidity concerns. The terms investment grade and speculative grade are market conventions and do not imply any recommendation or endorsement of a specific security for investment purposes.

Trilogy LLC made payments to Moody’s, S&P, and Fitch in connection with the assignment of the ratings to the Senior Notes. In addition, Trilogy LLC has made payments in respect of certain other services provided to it by each of Moody’s and S&P during the last two years. See “Risk Factors”.

MARKET FOR SECURITIES

The Company’s Common Shares trade under the symbol “TRL”. The following table sets forth, for the periods indicated, the reported high and low prices and the aggregate volume of trading of the Common Shares on the TSX for the year ended December 31, 2018.

Period	High (C$)	Low (C$)	Volume
December 2018	1.93	1.33	388,053
November 2018	3.32	1.22	4,438,804
October 2018	3.82	2.98	587,858
September 2018	4.24	3.75	200,150
August 2018	4.09	3.75	699,640
July 2018	4.39	3.92	379,405
June 2018	4.80	4.36	309,162
May 2018	4.65	4.25	537,295
April 2018	5.27	4.30	567,470
March 2018	5.79	4.80	635,755
February 2018	5.94	5.10	1,345,261
January 2018	6.33	5.40	452,129

___________________________
Source: TMX Datalinx

TIP Inc. Warrants trade under the symbol “TRL.WT”. The following table sets forth, for the periods indicated, the reported high and low prices and the aggregate volume of trading of the TIP Inc. Warrants on the TSX for the year ended December 31, 2018.

Period	High (C$)	Low (C$)	Volume
December 2018	0.03	0.005	241,500
November 2018	0.03	0.005	253,566
October 2018	0.03	0.025	4,649
September 2018	0.04	0.04	0
August 2018	0.08	0.04	1,247
July 2018	0.13	0.10	45,300
June 2018	0.15	0.13	32,913
May 2018	0.27	0.14	1,864,044
April 2018	0.40	0.24	9,000
March 2018	0.54	0.40	3,100
February 2018	0.58	0.42	248,450
January 2018	0.62	0.58	10,450

___________________________
Source: TMX Datalinx

PRIOR SALES

The Company issued the following Common Shares and securities convertible into Common Shares during the financial year ended December 31, 2018.

Common Shares

	Number of Common	Price per Common Share
Date of Issuance	Shares Issued	(US$)	Reason for Issuance
February 9, 2018	51,656	4.43	Redemption of Class C Units
February 26, 2018	256,622	4.34	Redemption of Class C Units
March 26, 2018	64,964	3.87	Redemption of Class C Units
April 6, 2018	51,904	4.03	Redemption of Class C Units
April 26, 2018	1,000,000	3.46	Redemption of Class C Units
May 4, 2018	34,734	3.36	Common Share and C Unit Dividends
June 1, 2018	19,513	3.41	Redemption of Class C Units
June 12, 2018	10,938	3.41	Redemption of Class C Units
July 4, 2018	357,684	3.26	Issuance of TRL shares for vested RSUs
July 5, 2018	4,686	3.24	Redemption of Class C Units
October 12, 2018	31,254	2.70	Redemption of Class C Units
November 21, 2018	1,967,486	1.02	Redemption of Class C Units
November 28, 2018	46,764	1.18	Redemption of Class C Units

Deferred Share Units

	Number of Deferred Share Units
Date of Grant	Granted	Value of Deferred Share Units (US$)
March 31, 2018	12,917	50,000
June 30, 2018	15.065	50,000
September 30, 2018	16,580	50,000
December 31, 2018	43,277	50,205

Restricted Share Units

	Number of Restricted Share Units	Value of Restricted Share Units
Date of Grant	Granted	(US$)
March 20, 2018	990,374*	4,158,172*

*Including insignificant number of RSUs granted on May 9, 2018.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

The following sets out the number of securities of the Company that are subject to a contractual restriction on transfer as of the date hereof. To the knowledge of the Company, no other securities of the Company are subject to a contractual restriction on transfer, or held in escrow, as of the date hereof.

	Number of Securities Subject to
Designation of Class	Contractual Restriction	Percentage of Class

Common Shares(1)	1,675,336	2.9%

Notes:

(1)

Common Shares subject to the terms of a Forfeiture and Transfer Restrictions Agreement and Undertaking, dated June 24, 2015, which imposes restrictions on the transfer of such shares until the earlier of the fifth anniversary of the Qualifying Transaction or the date by which the closing price of the shares has exceeded C$13.00 for 20 days within a 30 trading day period following the Qualifying Acquisition.

DIRECTORS AND EXECUTIVE OFFICERS

The names, municipality of residence and positions with the Company of the persons that serve as directors and executive officers of the Company as of the date hereof are set out below. All of the members of the Board, except for Alan Horn, were formally appointed to the Board pursuant to the Arrangement.

Directors

Name and Province and Country of Residence	Present Principal Occupation	Director Since
Theresa E. Gillespie Washington, U.S.	Director of the Company	February 7, 2017
Alan D. Horn(2)(4) Ontario, Canada	President and Chief Executive Officer of Rogers Telecommunications Limited	November 8, 2018
Bradley J. Horwitz Washington, U.S.	Director and Chief Executive Officer of the Company	February 7, 2017
Mark Kroloff(1)(2)(3) Alaska, U.S.	Managing Partner, First Alaskan Capital Partners	February 7, 2017
Nadir Mohamed(2)(5) Ontario, Canada	Chairman of Alignvest Management Corporation	May 21, 2015
Reza R. Satchu Ontario, Canada	Managing Partner, Alignvest Management Corporation	May 21, 2015
John W. Stanton(4)(6) Washington, U.S.	Director of the Company	February 7, 2017

Notes:

(1)	Chair of the Audit Committee of the Company (the “Audit Committee”)
(2)	Member of the Audit Committee
(3)	Chair of the Compensation and Corporate Governance Committee of the Company (the “C&CG Committee”)
(4)	Member of the C&CG Committee
(5)	Lead Independent Director of the Board
(6)	Chairman of the Board

The directors of the Company will be elected by the shareholders of the Company at each annual meeting of shareholders, and will hold office until the next annual meeting of the Company, unless: (i) his or her office is earlier vacated in accordance with the Articles; or (ii) he or she becomes disqualified to act as a director.

Further, the directors of the Company are authorized to appoint one or more additional directors of the Company, such appointed directors shall cease to hold office immediately before the election of directors at the next annual meeting of shareholders of the Company, but are eligible for re-election, provided that the total number of directors so appointed may not exceed one third of the number of directors of the Company approved pursuant to the Arrangement or elected at the previous annual meeting of shareholders of the Company, as the case may be.

Executive Officers

Name and Residence	Present Principal Occupation
Bradley J. Horwitz Washington, U.S.	Chief Executive Officer of the Company
Erik Mickels Washington, U.S.	Senior Vice President and Chief Financial Officer of the Company
Scott Morris Washington, U.S.	Senior Vice President, General Counsel and Corporate Secretary of the Company
Juan Pablo Calvo Bolivia	Chief Executive Officer of NuevaTel
Stewart Sherriff(1) New Zealand	Chief Executive Officer of 2degrees

Notes:

(1)

Stewart Sherriff announced his plan to retire as 2degrees’ Chief Executive Officer in August, 2018. In January, 2019, 2degrees’ board of directors appointed Mark Aue, 2degrees’ current Chief Financial Officer, as its new Chief Executive Officer. He will assume his new role once the board appoints a new Chief Financial Officer, at which point Mr. Sherriff will retire. Mr. Sherriff will become a director of 2degrees Investments.

To the knowledge of the Company, as of the date hereof, the directors and executive officers of the Company, as a group, beneficially own, or control or direct, directly or indirectly: (i) 11,020,141 Common Shares, representing approximately 19.0% of the number of outstanding Common Shares; and (ii) 17,964,298 Trilogy LLC Class C Units, representing 68.3% of the number of outstanding Trilogy LLC Class C Units. In the aggregate, directors and officers listed above hold approximately 34.4% of the total voting power of the Company, assuming that all holders of Trilogy LLC Class C Units have properly provided voting instructions to the Trustee.

Biographies

The following are brief profiles of the directors and executive officers of the Company, including a description of each individual’s principal occupation within the past five years.

Directors

John W. Stanton. John W. Stanton was a Co-Founder and was Chairman of the Management Committee of Trilogy LLC from 2005 until the completion of the Arrangement Agreement with TIP Inc. in 2017. He was Chairman of the Board of Directors and Chief Executive Officer of Western Wireless Corporation and its predecessors from 1992 until Alltel Corporation’s acquisition of Western Wireless Corporation on August 1, 2005. Western Wireless Corporation was one of the largest providers of rural wireless communications services in the United States and through its subsidiary, Western Wireless International Corporation, was licensed to provide wireless communications services in 11 countries in Europe, Eastern Europe, Africa, Latin America, and the Caribbean. Mr. Stanton was Chairman of the Board of Directors of T-Mobile USA from 1994 to 2004 and was Chief Executive Officer of T-Mobile USA from February 1998 to March 2003. Mr. Stanton served as a director of McCaw Cellular from 1986 to 1994, and as a director of LIN Broadcasting from 1990 to 1994, during which time it was a publicly traded company. From 1983 to 1991, Mr. Stanton served in various capacities with McCaw Cellular; he was Vice Chairman of the Board of McCaw Cellular from 1988 to September 1991 and Chief Operating Officer of McCaw Cellular from 1985 to 1988. Mr. Stanton served as a director of Clearwire Corporation from 2008 to 2013, and was Chairman of the Board of Directors of Clearwire Corporation from January 2011 to July 2013. Mr. Stanton serves on the boards of directors of Microsoft Corporation and Costco Wholesale Corporation, both of which are publicly traded companies. Mr. Stanton is also currently the Chairman and Managing Partner of First Avenue Entertainment LLLP, which owns the Seattle Mariners, a Major League Baseball team. Mr. Stanton has a bachelor’s degree in political science from Whitman College and an MBA from Harvard University. Mr. Stanton is married to Theresa E. Gillespie, who is also a Director of TIP Inc.

Alan D. Horn. Alan Horn is the president and Chief Executive Officer of Rogers Telecommunications Ltd. and certain private companies that control Rogers Communications Inc. He served as a chair of Rogers Communications Inc. from March 2006 to December 2017. Mr. Horn was a director of Rogers Bank from April 2013 to December 2017. He has served as a director of Fairfax Financial Holdings Ltd. since April 2008, and as a director of Fairfax India Holdings Corp. since 2015. He is a chartered professional accountant and chartered accountant. He has a B.Sc. with first class honours in Mathematics from the University of Aberdeen, Scotland.

Bradley J. Horwitz. Bradley J. Horwitz was a Co-Founder of Trilogy LLC and was its President and Chief Executive Officer from the commencement of operations in 2006 until the completion of the Arrangement with TIP Inc. in 2017. Mr. Horwitz has been involved in the wireless industry since 1983, spending 13 years at McCaw Cellular where he held various management positions: he served as Director of Sales and Marketing from 1983 to 1986, Director of Paging Operations from 1986 to 1990, Director of Business Development from 1990 to 1992, and Vice President of International Operations from 1992 to 1994. After the sale of McCaw to the AT&T Corporation in 1994, Mr. Horwitz joined the management team of Western Wireless Corporation. Mr. Horwitz was Executive Vice President of Western Wireless Corporation and President of Western Wireless International until Western Wireless Corporation was acquired by Alltel Corporation in 2005. Mr. Horwitz led Western Wireless’s expansion into 11 international markets with operations in Europe, Eastern Europe, Africa, Latin America, and the Caribbean. Mr. Horwitz is the chair of the board of Hong Kong Broadband, a publicly listed provider of fiber services in Hong Kong, and serves on the boards of the Center for Global Development and the Mobile Giving Foundation.

Theresa Gillespie. Theresa E. Gillespie was a Co-Founder of Trilogy LLC and a member of its Management Committee from 2005 until the completion of the Arrangement with TIP Inc. in 2017. Ms. Gillespie served as Executive Vice President of Western Wireless from May 1999 until February 2003, Senior Vice President of Western Wireless from May 1997 until May 1999 and Chief Financial Officer of Western Wireless and one of its predecessors from 1991 to 1997. Since 1988, Ms. Gillespie has been Chief Financial Officer of several entities that she and Mr. Stanton control. From 1986 to 1987, Ms. Gillespie was Senior Vice President and Controller of McCaw Cellular. From 1976 to 1986, she was employed by a national public accounting firm. Ms. Gillespie was the tax matters partner for Trilogy LLC. She has a bachelor's degree from the University of Washington in business administration with a concentration in accounting. Ms. Gillespie is married to Mr. Stanton.

Mark Kroloff. Mark Kroloff is the managing member of First Alaskan Capital Partners, LLC, a private investment firm. He served as a member of the board of directors of General Communication, Inc. an integrated telecommunications provider, until its acquisition by Liberty Ventures in March 2018. He serves as a board observer of Nova ehf, an Icelandic telecommunications provider. Previously, Mr. Kroloff served as the General Counsel and later as the Chief Operating Officer of Cook Inlet Region, Inc., at that time one of the largest minority-owned wireless, radio, and television providers in the U.S. Mr. Kroloff is a lawyer who began his career with the firm of Munger, Tolles & Olson LLP in Los Angeles. He received his B.A. from Claremont McKenna College and his J.D. from the University of Texas School of Law.

Nadir Mohamed. Nadir Mohamed is Chairman of the Board of Directors of AMC. He is the retired President and Chief Executive Officer of Rogers Communications Inc., a TSX and NYSE listed media and telecommunications company with an enterprise value in excess of $35 billion. While at Rogers, Mr. Mohamed also held positions as the President and Chief Operating Officer of the company’s Communications Group and as the President and Chief Executive Officer of Rogers Wireless. Earlier in his career, he served as a senior executive at Telus Communications and at BC Telecom. Mr. Mohamed is currently a director on the boards of TD Financial Group, Cineplex, Ryerson University, and Next Canada. He is also the Co-Founder and Chair of Scale Up Ventures and Ryerson Futures Inc. Mr. Mohamed graduated from the University of British Columbia with a Bachelor of Commerce degree and holds a CPA, CA and FCA designation.

Reza R. Satchu. Reza R. Satchu is a Managing Partner and Co-Founder of AMC. Mr. Satchu has co-founded, built and/or managed several operating businesses from inception including: AMC; SupplierMarket, a supply chain software company that was sold to Ariba Inc. for share consideration implying an enterprise value of US$924 million; StorageNow, which became one of Canada’s largest self-storage companies prior to being sold to InStorage REIT for cash consideration of C$110 million; and KGS-Alpha Capital Markets L.P., a U.S. fixed-income broker dealer, that was sold to BMO Financial Group. Previously, Mr. Satchu was a General Partner at Fenway Partners, a $1.4 billion private equity firm focused on acquiring leading middle market companies and a Financial Analyst at Merrill Lynch in the High Yield Finance and Restructuring Group. Mr. Satchu has received “Canada’s Top 40 Under 40™” Award and the 2011 Management Achievement Award from McGill University. Mr. Satchu is on the board of directors of Alignvest Acquisition II Corporation and previously served on the Boards of KGS-Alpha Capital Markets and the Toronto Hospital for Sick Children Foundation where he was Vice-Chairman of the Board from 2009 to 2011. He is currently a member of the Advisory Board of the Arthur Rock Center for Entrepreneurship at Harvard Business School and he is the Founding Chairman of Next Canada, an intensive entrepreneurship program for Canada’s most promising young entrepreneurs. Mr. Satchu has a bachelor’s degree in economics from McGill University and a MBA from Harvard University.

Executive Officers

Bradley J. Horwitz. Please see Mr. Horwitz’s biography above.

Erik Mickels. Erik Mickels joined Trilogy LLC in March 2014 as the company’s Chief Accounting Officer and Vice President – Corporate Controller and has since assumed responsibilities as Trilogy LLC’s CFO. He began his career at Arthur Andersen LLP and spent twelve years with KPMG LLP working primarily with multi-national SEC registrants within the technology and retail industries. Erik is also a Certified Public Accountant.

Scott Morris. Scott Morris has been Trilogy LLC’s Senior Vice President and General Counsel since it commenced operations in 2006. Before joining Trilogy LLC in 2006, Mr. Morris served as General Counsel of Western Wireless International in 2005. From 2000 to 2004, he was Senior Vice President and General Counsel for Terabeam Corporation, a manufacturer of broadband wireless equipment. Previously he was Senior Vice President – External Affairs for AT&T Wireless, and held senior legal and government affairs positions at McCaw Cellular and Viacom Cable. After graduating from University of California Hastings College of the Law, he joined the Federal Trade Commission in Washington, D.C., where he served as an attorney-advisor to the chairman of the Commission.

Juan Pablo Calvo. Juan Pablo Calvo has 36 years of executive level experience in telecommunications, construction and other industrial organizations. He has been the Chief Executive Officer of NuevaTel since 2010 and also held the same position from 2001 to 2006. Mr. Calvo served as the Business Development Vice President of Trilogy LLC between 2008 and 2010 and was Trilogy LLC’s Vice President Operations – Latin America and the Caribbean from 2006 to 2008. Prior to joining Trilogy LLC and NuevaTel, Mr. Calvo held a number of executive level positions, including acting as Chief Executive Officer of Telecel S.A. (Millicom Bolivia), now TIGO Bolivia, from 1993 to 1998.

Stewart Sherriff. Stewart Sherriff began his career serving in a variety of technology positions in BT (formerly British telecom), Telstra and Optus (Australian telecommunications carriers), and Tretech Solutions (a contractor for AT&T Wireless in Saudi Arabia). In 1997, he was engaged by SmarTone Mobile Communications, the first GSM wireless carrier in Hong Kong, as its Head of Operations. He joined Western Wireless International as Vice President — Operations in 1997. As part of Western Wireless International, Stewart served as CEO of Irish mobile third entrant Meteor from 2003-2005 and worked in mobile businesses owned by Western Wireless International in Europe, South America, Africa, and the US. He was on the board of Telering Austria, one of Western Wireless International’s subsidiaries. After Western Wireless International’s parent, Western Wireless, was purchased by Alltel in 2005, Mr. Sherriff became Senior Vice President and Chief Technical Officer of Trilogy LLC. With Trilogy LLC as 2degrees’ majority shareholder, he served as Chairman of 2degrees prior to taking on the role of Chief Executive Officer of 2degrees in 2013.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no director or executive officer of the Company has been, at the date of this AIF or within the last 10 years: (a) a director, chief executive officer or chief financial officer of any company that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (ii) was the subject of an event that resulted, after that person ceased to be a director or chief executive officer or chief financial officer, in the company being the subject of such an order; or (b) a director or executive of a company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or executive officer of the Company has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in making an investment decision.

To the knowledge of the Company, no director or executive officer of the Company has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

Conflicts of Interest

Certain of the directors and executive officers of the Company are officers and directors of, or are associated with, other public and private companies. Such associations may give rise to conflicts of interest with the Company from time to time. The BCBCA requires, among other things, that the directors and executive officers of the Company act honestly and in good faith with a view to the best interest of the Company, to disclose any personal interest which they may have in any material contract or transaction which is proposed to be entered into with the Company and, in the case of directors, to abstain from voting as a director for the approval of any such contract or transaction. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the BCBCA. See also “Risk Factors”.

AUDIT COMMITTEE

Charter of the Audit Committee

The full text of the charter of the Audit Committee (the “Audit Committee Charter”) is attached as Appendix “A” to this AIF.

Composition of the Audit Committee

The Audit Committee consists of Mark Kroloff (Chair), Alan Horn and Nadir Mohamed. Each member of the Audit Committee is independent (as defined in NI 52-110 and U.S. Securities regulations) and none receive, directly or indirectly, any compensation from the Company other than for service as a member of the Board and its committees.

All three members of the Audit Committee are financially literate under NI 52-110. The Board has determined that Mark Kroloff is an “audit committee financial expert” within the meaning of SOX.

For the relevant education and experience of each of the members of the Audit Committee, please refer to the biographies of Mr. Kroloff, Mr. Horn and Mr. Mohamed in “Directors and Executive Officers — Biographies” in this AIF.

Pre-Approval Policies and Procedures

The Audit Committee has adopted requirements regarding pre-approval of audit or non-audit services as part of its Audit Committee Charter. The Audit Committee Charter provides that the Audit Committee shall have the ultimate authority to approve all audit engagement terms and fees, and requires that the Audit Committee must approve in advance any retainer of the auditors to perform any non-audit service to the Company (together with all non-audit service fees) that it deems advisable in accordance with applicable requirements and the Board approved policies and procedures. The Audit Committee will consider the impact of such service and fees on the independence of the auditor. The Audit Committee may delegate pre-approval authority for non-audit services to a member of the Audit Committee; however, the decisions of any member of the Audit Committee to whom this authority has been delegated must be presented to the full Audit Committee at its next scheduled Audit Committee meeting.

External Audit Service Fees

In connection with the completion of the Arrangement, Trilogy LLC’s independent auditor, Grant Thornton LLP, became the auditor of the Company. The aggregate fees for professional services provided by Grant Thornton LLP to the Company and Trilogy LLC in respect of the last two fiscal years are as follows:

Amounts in thousands USD	2018	2017
Audit Fees(1)	$2,543	$3,288
Audit-Related Fees	$ -	$ -
Tax Fees	$ -	$ -
All Other Fees(2)	$16	$63

Notes:

(1)

Fees for audit services include fees associated with the annual audit, including the reviews of the Company’s quarterly reports, statutory audits required internationally, comfort letters, other assurance procedures, and review of documents publicly filed. The 2017 amount includes approximately $0.2 million related to the audit procedures in connection with the Arrangement.

(2)	All other fees consist of fees for services, other than those that meet the criteria above and include fees related to operational audit services.

PROMOTER

AMC, the sponsor of Alignvest, was considered a promoter of Alignvest within the meaning of applicable securities legislation for the purposes of Alignvest’s initial public offering. To the knowledge of the Company, as of the date hereof, AMC owns, directly or indirectly, 9,674,738 Common Shares representing approximately 16.7% of the outstanding Common Shares and 11.5% of the total voting power of the Company, assuming that all holders of Trilogy LLC Class C Units have properly provided voting instructions to the Trustee. AMC also owns 407,040 TIP Inc. Warrants (approximately 3.0% of the outstanding TIP Inc. Warrants).

Prior to the completion of the Arrangement, Alignvest paid AMC a total of $10,000 (plus applicable taxes) per month for office space, utilities and administrative supports. The administrative services agreement terminated upon completion of Arrangement.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than as set out below, the Company is not aware of any existing or contemplated legal proceedings to which it or any of its subsidiaries is a party, or to which any of their property is subject, that would have a material adverse effect on the Company. In the ordinary course of business, the Company and its properties, may, from time to time, be subject to various pending and threatened lawsuits in which claims for monetary damages are asserted. See “Risk Factors”.

In January 2017, Tesbrit notified management that it believed the Company’s disclosure of information relating to 2degrees in securities filings in Canada and the United States violated Trilogy LLC’s confidentiality obligations under the 2degrees Shareholders Agreement. Tesbrit has also asserted that its pre-emptive rights under the 2degrees Shareholders Agreement and the 2degrees constitution were abridged when 2degrees issued new shares to Trilogy LLC in connection with Trilogy LLC’s conversion of a loan to equity and when the Company and Trilogy LLC acquired shares from former 2degrees minority shareholders. To date, Tesbrit has taken no formal legal action with respect to its objections.

Other than as set out below, the Company is not aware of any penalties or sanctions imposed by a court or securities regulatory authority or other regulatory body to which the Company is subject, nor any settlement agreements before a court or with a securities regulatory authority to which the Company is a party.

The Company is subject the following material proceedings with the ATT in Bolivia. In addition to the actions listed below, the Company is subject to a number of other investigations and proceedings that have been opened or filed by the ATT and other Bolivian regulatory agencies. The aggregate liability associated with such other proceedings does not exceed 10% of the current assets of the Company.

  On April 25, 2013, the ATT notified NuevaTel that it proposed to assess a fine of $2.2 million against NuevaTel for delays in making repairs to public telephone equipment in several Bolivian cities in 2010. NuevaTel accrued the full amount of the fine but also filed an appeal with the Bolivian Supreme Tribunal of Justice in regard to the manner in which the fine was calculated. In December 2017, the court rescinded the fine on procedural grounds but permitted the ATT to reimpose the fine. NuevaTel expects that the ATT will do so; in such event, NuevaTel will have the right to discharge the fine by paying half of the stated amount of the penalty on condition that NuevaTel foregoes any right of appeal. NuevaTel is undecided as what action it may take in such event.

  On February 15, 2016, the ATT imposed a fine of $4.5 million on NuevaTel in connection with a service interruption in the town of San José de Chiquitos on the grounds that the outage was preventable by NuevaTel. NuevaTel appealed on the grounds that the interruption was attributable to a force majeure event and, on that basis, ATT rescinded the fine in June 2016 and reinstated it on different grounds. NuevaTel filed an appeal with the Ministry, but was notified by the Ministry in September 2018 that it had rejected the appeal and that NuevaTel would be required to pay the $4.5 million fine plus interest. NuevaTel has appealed to the Supreme Tribunal of Justice but it has also accrued for payment of the fine.

  The ATT has opened investigations against NuevaTel with respect to several service outages that occurred in 2015, 2016 and 2017. If the ATT determines that these outages were caused by NuevaTel without mitigating factors, fines in the range of $4.5 million to $7.5 million could be imposed for each outage. The ATT has taken no significant action on these investigations after opening them.

  NuevaTel has experienced other service outages since 2016 with respect to which the ATT has not opened investigations. However, it has the authority to do so within two years following the date of an outage and can assess fines as indicated above.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than disclosed elsewhere in this AIF and in the management information circular of Alignvest dated December 22, 2016, as amended January 12, 2017, regarding the special meeting of the shareholders of Alignvest held on January 24, 2017, no director, executive officer or shareholder that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the issued Common Shares or Trilogy LLC Class C Units, or any of the respective associates or affiliates of such persons, has any material interest, direct or indirect, in any transaction which has materially affected or is reasonably expected to materially affect the Company within the three most recent financial years preceding the date of this AIF.

Investor Rights Agreements

Effective upon completion of the Arrangement, each of SG Enterprises and AMC entered into an investor rights agreement (each, an “Investor Rights Agreement”) with the Company

Under the terms of each of the Investor Rights Agreements, SG Enterprises and AMC (each, the “Investor”) has the right to nominate two directors to the Board, provided that: (i) any nominee proposed by the Investor consents in writing to serve as a director; and (i) such nominee is eligible to serve as a director under the BCBCA, the rules of any stock exchange on which the Common Shares are listed and under any policies and procedures reflecting term limits properly adopted by the Board.

The Investor shall have the right to nominate two directors to the Board for the first two annual general meetings, regardless of the Relevant Percentage Ownership of Common Shares (as defined below) owned by the Investor. After such time, the Investor shall each have the right to nominate two directors to the Board for so long the Relevant Percentage Ownership of Common Shares owned by the Investor is greater than 7.5% . If the Relevant Percentage Ownership of Common Shares owned by the Investor is:

(a)	less than 7.5% but greater than 5% for any continuous period of at least 30 days, the Investor will have the right to nominate only one director to the Board; and

(b)	less than 5% for any continuous period of at least 30 days, the Investor will no longer have the right to nominate a member to the Trilogy LLC Parent Board.

For the purposes of the Investor Rights Agreements, the Relevant Percentage Ownership of Common Shares shall mean:

(a)

for SG Enterprises, the percentage determined by dividing: (a) the sum of (i) the number of Common Shares directly or indirectly beneficially owned by SG Enterprises, plus (ii) the number of votes attached to the Special Voting Share that are directly or indirectly controlled by SG Enterprises, but excluding (iii) any other options, warrants, or other securities convertible or exchangeable into or exercisable for Common Shares; by (b) the sum of (i) the number issued and outstanding of Common Shares, plus (ii) the number of votes attached to the Special Voting Share; and

(b)

for AMC, the percentage determined by dividing: (a) the sum of (i) the number of Common Shares directly or indirectly beneficially owned by AMC (including any Common Shares directly or indirectly beneficially owned by Alignvest Partners), but excluding (ii) any other options, warrants, or other securities convertible or exchangeable into or exercisable for Common Shares, by (b) the sum of (i) the number of issued and outstanding of Common Shares; plus (ii) the number of issued and outstanding Trilogy LLC Class C Units.

In addition to the foregoing, for as long as the Investor has the right to nominate at least one director to the Board, the Investor shall also have the right under the Investor Rights Agreement, acting reasonably, to approve the nomination or appointment of any proposed new Independent Directors (as defined in the Trilogy LLC Agreement) to the Board that were not approved by all of the then existing Independent Directors, subject to such proposed new Independent Directors: (i) satisfying the consent and BCBCA eligibility requirements specified above; (ii) satisfying all applicable audit committee independence requirements under applicable securities laws and stock exchange rules; and (iii) not directly or indirectly owning any Trilogy LLC Class C Units.

REGISTRAR AND TRANSFER AGENT

The transfer agent and registrar of the Common Shares is TMX Investor Services Inc. at its principal offices in Toronto, Ontario and Vancouver, British Columbia. TSX Trust Company, at its principal offices in Toronto, Ontario, is the Warrant Agent for the TIP Inc. Warrants under the Warrant Agency Agreement.

MATERIAL CONTRACTS

The following are the material contracts of the Company, other than contracts entered into in the ordinary course of business:

(a)	the Arrangement Agreement;

(b)	the Warrant Agency Agreement;

(c)	the Trilogy LLC Agreement;

(d)	the Voting Trust Agreement;

(e)	Forfeiture and Transfer Restrictions Agreement and Undertaking;

(f)	the Senior Notes Indenture;

(g)	the New Zealand 2021 Senior Facilities Agreement;

(h)	the Bolivian Syndicated Loan Agreement;

(i)	the Tower Sale Agreement; and

(j)	the Tower Lease Agreement.

Copies of the above material contracts are available on the Company’s SEDAR profile at www.sedar.com. Set out below are the particulars of certain material contracts not described elsewhere in this AIF.

Senior Notes Indenture

On April 26, 2016, Trilogy LLC entered into a purchase agreement with Deutsche Bank Securities Inc. (the “Initial Purchaser”) pursuant to which Trilogy LLC agreed to issue and sell to the Initial Purchaser 13.375% senior secured notes in the aggregate principal amount of $450 million due May 2019 (the “Previous Notes”). The sale of the Previous Notes was funded on May 6, 2016, with proceeds of $445.5 million, net of discount of $4.5 million. The proceeds from this offering were used to fund Trilogy LLC’s April 22, 2016 tender offer to purchase any and all of its then outstanding 10.250% senior secured notes in the aggregate principal amount of $450 million aggregate principal due August 15, 2016 and to discharge any such notes that remained outstanding following such offer to purchase.

In February 2017, Trilogy LLC repurchased $18.2 million of the Previous Notes and paid accrued interest of $0.7 million in connection with the repurchase.

On May 2, 2017, Trilogy LLC closed a private offering of $350 million aggregate principal amount of its senior secured notes due May 1, 2022 (the “Senior Notes”). The Senior Notes bear interest at a rate of 8.875% per annum and were issued at 99.506% of their face value. Trilogy LLC applied the proceeds of the Senior Notes offering together with cash on hand to redeem and discharge all of the outstanding Previous Notes, at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest to the date of redemption, and to pay fees and expenses of $9.1 million related to the offering.

The Senior Notes are secured by (a) a first-priority lien on the equity interests of Trilogy International Finance Inc., a wholly-owned subsidiary of Trilogy LLC and certain direct, wholly-owned U.S. domestic subsidiary guarantors of the Senior Notes and (b) a pledge of any intercompany indebtedness owed to Trilogy LLC or any guarantor by 2degrees or any of 2degrees’ subsidiaries and certain third party indebtedness owed to Trilogy LLC by any minority shareholder in 2degrees. The Senior Notes are guaranteed by certain of Trilogy LLC’s direct wholly-owned U.S. domestic subsidiaries, and are the Issuers’ and the guarantors’ senior secured obligations.

The Senior Notes mature on May 1, 2022, and interest is payable semi-annually on May 1 and November 1 of each year. The Senior Notes are redeemable, in whole or in part, by Trilogy LLC, at 100% plus a “make whole” premium (at any time on or prior to April 30, 2019), at 104.438% (at any time between May 1, 2019 and April 30, 2020), at 102.219% (at any time between May 1, 2020 and April 30, 2021) or at 100% (at any time on or after May 1, 2021), plus accrued and unpaid interest, if any, to (but excluding) the date of redemption. Trilogy LLC may also redeem up to 35% of the Senior Notes at any time on or prior to May 1, 2019 using funds in an amount equal to all or a portion of the net cash proceeds of certain public equity offerings at a price equal to 108.875% of the principal amount thereof, together with accrued and unpaid interest, if any, to (but excluding) the date of redemption, provided that at least 65% if the original principal amount of the Senior Notes remains outstanding immediately after the redemption

The indenture governing the Senior Notes (the “Senior Notes Indenture”) contains certain other covenants, including limitations and restrictions on Trilogy LLC’s and its restricted subsidiaries’ ability to:

(i)	incur additional indebtedness;

(ii)	pay dividends, make certain distributions and other restricted payments;

(iii)	make certain investments;

(iv)	create liens on their assets to secure debt;

(v)	enter into transactions with affiliates;

(vi)	merge, consolidate or amalgamate with another company;

(vii)	agree to any restrictions on the ability of restricted subsidiaries to make payments to Trilogy LLC; and

(viii)	transfer or sell assets.

If Trilogy LLC or its subsidiaries sell certain assets, Trilogy LLC may be required to reinvest the net proceeds thereof or to repay obligations under its senior indebtedness or make an offer to purchase the notes from holders with the net proceeds thereof at a purchase price of 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to (but excluding) the purchase date.

2degrees Credit Facilities

New Zealand 2021 Senior Facilities Agreement

In July 2018, 2degrees entered into the New Zealand 2021 Senior Facilities Agreement which has a total available commitment of $250 million NZD ($167.8 million based on the exchange rate at December 31, 2018).

Separate facilities are provided under this agreement to (i) repay the then outstanding balance of the prior $200 million (NZD) New Zealand 2019 Senior Facilities Agreement and pay fees and expenses associated with the refinancing ($195 million NZD), (ii) provide funds for further investments in 2degrees’ business ($35 million NZD), and (iii) fund 2degrees’ working capital requirements ($20 million NZD). As of December 31, 2018, the $195 million NZD facility ($130.9 million based on the exchange rate at December 31, 2018) was fully drawn and $10 million NZD ($6.7 million based on the exchange rate at December 31, 2018) was drawn on the facility for further investments. As of December 31, 2018, no amount was drawn on the working capital facility. The borrowings and repayments under these facilities, including the recurring activity relating to working capital, are included separately as Proceeds from debt and Payments of debt within Net cash provided by financing activities in the Consolidated Statements of Cash Flows.

The New Zealand 2021 Senior Facilities Agreement also provides for an uncommitted $35 million NZD accordion facility which, after commitments are obtained, can be utilized in the future to fund capital expenditures. The New Zealand 2021 Senior Facilities Agreement matures on July 31, 2021.

The outstanding debt drawn under the New Zealand 2021 Senior Facilities Agreement accrues interest quarterly at the New Zealand Bank Bill Reference Rate (“BKBM”) plus a margin ranging from 2.40% to 3.80% (the “Margin”) depending upon 2degrees’ net leverage ratio at that time. The weighted average interest rate on the outstanding balance of all drawn facilities was 5.23% as of December 31, 2018.

Additionally, a commitment fee at the rate of 40% of the applicable Margin is payable quarterly on all undrawn and available commitments. As of December 31, 2018, the commitment fee rate was 1.32% .

Distributions from 2degrees are subject to free cash flow tests under the New Zealand 2021 Senior Facilities Agreement, calculated at half year and full year intervals. There is no requirement to make prepayments of principal from 2degrees’ free cash flow. The outstanding debt may be prepaid without penalty at any time. Once a year, beginning in 2019, at least six months apart, 2degrees must reduce the outstanding balance of the working capital facility to zero for a period of not less than five consecutive business days.

The New Zealand 2021 Senior Facilities Agreement contains certain financial covenants requiring 2degrees to:

(i)	maintain a total interest coverage ratio (as defined in the New Zealand 2021 Senior Facilities Agreement) of not less than 3.0;

(ii)

maintain a net leverage ratio (as defined in the New Zealand 2021 Senior Facilities Agreement) of not greater than 3.0 from closing to June 30, 2019, not greater than 2.75 from July 1, 2019 to June 30, 2020; and 2.50 thereafter; and

(iii)	not exceed 110% of the agreed to annual capital expenditures (as defined in the New Zealand 2021 Senior Facilities Agreement) in any financial year.

The New Zealand 2021 Senior Facilities Agreement also contains other customary representations, warranties, covenants and events of default and is secured (in favor of an independent security trustee) by substantially all of the assets of 2degrees.

New Zealand 2019 Senior Facilities Agreement

In August 2015, 2degrees entered into the New Zealand 2019 Senior Facilities Agreement with the Bank of New Zealand (“BNZ”) and certain additional financial institutions (together with BNZ, the “Banks”) that had a total available commitment of $200 million NZD ($134.2 million based on the exchange rate at December 31, 2018). The debt under the New Zealand 2019 Senior Facilities Agreement bore interest payable quarterly at a rate ranging from 1.15% to 2.05% (depending upon 2degrees’ senior leverage ratio at that time) plus the BKBM. Additionally, a line fee of between 0.75% and 1.35% (depending upon 2degrees’ senior leverage ratio at that time) calculated on the total committed financing under the New Zealand 2019 Senior Facilities Agreement (both drawn and undrawn) was also payable quarterly. The New Zealand 2019 Senior Facilities Agreement original maturity date was June 30, 2018. In July 2017, 2degrees entered into an agreement with the Banks to extend the term of the facility from June 30, 2018 to January 5, 2019. The extension of the maturity date of the New Zealand 2019 Senior Facilities Agreement was accounted for as a modification in accordance with the applicable accounting guidance. The total fees paid in connection with the modification were not significant and were expensed during the third quarter of 2017.

As mentioned above, in July 2018, 2degrees entered into the New Zealand 2021 Senior Facilities Agreement and used the proceeds of that facility to repay the outstanding balance of the New Zealand 2019 Senior Facilities Agreement.

NuevaTel Credit Facilities

Bolivian 2021 Syndicated Loan

In April 2016, NuevaTel entered into the $25 million Bolivian 2021 Syndicated Loan with a consortium of Bolivian banks. The net proceeds were used to fully repay the then outstanding balance of a previously outstanding loan agreement and the remaining proceeds were used for capital expenditures. The Bolivian 2021 Syndicated Loan is required to be repaid in quarterly installments which commenced in 2016 and will end in 2021, with 10% of the principal amount to be repaid during each of the first two years of the Bolivian 2021 Syndicated Loan and 26.67% of the principal amount to be repaid during each of the final three years. Interest on the Bolivian 2021 Syndicated Loan currently accrues at a variable rate of 5.5% plus the rate established by the Central Bank in Bolivia (“Tasa de Referencia”) and is payable on a quarterly basis. At December 31, 2018, the interest rate was 7.92% . The outstanding balance of the current and long-term portion of the Bolivian 2021 Syndicated Loan was $5.0 million and $10.0 million, respectively, as of December 31, 2018.

The Bolivian Syndicated Loan Agreement contains certain financial covenants requiring NuevaTel to maintain:

  an indebtedness ratio (as defined in the Bolivian Syndicated Loan Agreement) of not greater than 2.15;
  a debt coverage ratio (as defined in the Bolivian Syndicated Loan Agreement) of not less than 1.25;
  a current ratio (as defined in the Bolivian Syndicated Loan Agreement) of not less than 0.65; and
  a structural debt ratio (as defined in the Bolivian Syndicated Loan Agreement) of not higher than 3.0.

Three switches are specifically pledged as collateral to secure the Bolivian 2021 Syndicated Loan with a general pledge against the remainder of NuevaTel’s assets in an event of default.

Bolivian 2022 Bank Loan

In December 2017, NuevaTel entered into the Bolivian 2022 Bank Loan to fund capital expenditures. The Bolivian 2022 Bank Loan is required to be repaid in quarterly installments commencing in 2019 through 2022, with 25% of the principal amount to be repaid each year. Interest on the Bolivian 2022 Bank Loan accrues at a fixed rate of 6.0% and is payable quarterly. The outstanding balance of the current and long-term portion of the Bolivian 2022 Bank Loan was $1.7 million and $5.3 million, respectively, as of December 31, 2018.

The Bolivian 2022 Bank Loan agreement contains no financial covenants and is unsecured.

Bolivian 2023 Bank Loan

In December 2018, NuevaTel entered into the Bolivian 2023 Bank Loan to fund capital expenditures. NuevaTel drew down the $8.0 million debt facility in two $4.0 million advances that occurred in December 2018 and January 2019. The Bolivian 2023 Bank Loan is required to be repaid in quarterly installments commencing in September 2019 through 2023, with 11% of the principal amount to be repaid during the first year and 22.25% of the principal amount to be repaid during each of the final four years. Interest on the Bolivian 2023 Bank Loan accrues at a fixed rate of 7.0% for the first 24 months and thereafter at a variable rate of 5.0% plus Tasa de Referencia and is payable quarterly. The outstanding balance of the current and long-term portion of the Bolivian 2023 Bank Loan was $0.4 million and $3.6 million, respectively, as of December 31, 2018.

The Bolivian 2023 Bank Loan agreement contains no financial covenants and is unsecured.

INTERESTS OF EXPERTS

In connection with the completion of the Arrangement, Grant Thornton LLP, the auditor of Trilogy LLC prior to the Arrangement, was appointed the auditor of the Company. Grant Thornton LLP has an address at 520 Pike St, Suite 2800, Seattle, WA 98101, United States. Such firm prepared the auditor’s report on the Company’s consolidated financial statements for the financial year ended December 31, 2018 and is independent of the Company within the meaning of the CPA Code of Professional Conduct and within the meaning of PCAOB Rule 3520, Auditor Independence.

ADDITIONAL INFORMATION

Additional information relating to the Company:

(a)	may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov;

(b)

including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, see the Company’s management information circular dated March 27, 2019 in connection with the May 10, 2019 annual meeting of shareholders, available at www.sedar.com or www.sec.gov. Such information will also be contained in the Company’s management information circular that will be filed in connection with its next annual meeting of shareholders. Once filed, the circular will be available at www.sedar.com or www.sec.gov; and

(c)	is provided in the Company’s audited financial statements and related management discussion and analysis for the years ended December 31, 2018 and 2017.

APPENDIX A – CHARTER OF THE AUDIT COMMITTEE OF THE COMPANY

CHARTER OF THE AUDIT COMMITTEE
OF TRILOGY INTERNATIONAL PARTNERS INC.

Section 1        PURPOSE

            The audit committee (the “Audit Committee”) is a committee of the board of directors (the “Board”) of Trilogy International Partners Inc. (the “Corporation”). The primary function of the Audit Committee is to assist the directors of the Corporation in fulfilling their applicable roles by:

(a)	recommending to the Board the appointment and compensation of the Corporation’s external auditor;

(b)	overseeing the work of the external auditor, including the resolution of disagreements between the external auditor and management;

(c)	pre-approving all non-audit services (or delegating such pre-approval if and to the extent permitted by law) to be provided to the Corporation by the Corporation’s external auditor;

(d)

satisfying themselves that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information, other than those described in (g) below, extracted or derived from its financial statements, including periodically assessing the adequacy of such procedures;

(e)

establishing procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;

(f)	reviewing and approving any proposed hiring of current or former partner or employee of the current and former auditor of the Corporation; and

(g)

reviewing and approving the annual and interim financial statements, related Management Discussion and Analysis (“MD&A”) and other financial information provided by the Corporation to any governmental body or the public.

            The Audit Committee should primarily fulfill these roles by carrying out the activities enumerated in this Charter. However, it is not the duty of the Audit Committee to prepare financial statements, to plan or conduct internal or external audits, to determine that the financial statements are complete and accurate and are in accordance with United States generally accepted accounting principles, to conduct investigations, or to assure compliance with laws and regulations or the Corporation’s internal policies, procedures and controls, as these are the responsibility of management, and in certain cases, the external auditor.

Section 2        LIMITATIONS ON AUDIT COMMITTEE’S DUTIES

            In contributing to the Audit Committee’s discharge of its duties under this Charter, each member of the Audit Committee shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this Charter is intended to be, or may be construed as, imposing on any members of the Audit Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors are subject.

            Members of the Audit Committee are entitled to rely, absent actual knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, (iii) representations made by management as to the non-audit services provided to the Corporation by the external auditor, (iv) financial statements of the Corporation represented to them by a member of management or in a written report of the external auditors to present fairly the financial position of the Corporation in accordance with generally accepted accounting principles, and (v) any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

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Section 3        COMPOSITION AND MEETINGS

            The Audit Committee should be comprised of not less than three directors as determined by the Board, all of whom shall be independent within the meaning of National Instrument 52-110 – Audit Committees (“52-110”) of the Canadian Securities Administrators (or exempt therefrom), and free of any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Audit Committee. All members of the Audit Committee should have (or should gain within a reasonable period of time after appointment) a working familiarity with basic finance and accounting practices. At least one member of the Audit Committee should have accounting or related financial management expertise and be considered a financial expert. Each member must be “financially literate” within the meaning of 52-110 or must become financially literate within a reasonable period of time following his or her appointment. The Audit Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Corporation or an outside consultant.

            The members of the Audit Committee shall be elected by the Board on an annual basis or until their successors shall be duly appointed. Unless a Chair of the Audit Committee (the “Chair”) is elected by the full Board, the members of the Audit Committee may designate a Chair by majority vote of the full Audit Committee membership.

            In addition, the Audit Committee members should meet all of the requirements for members of audit committees as defined from time to time under applicable legislation and the rules of any stock exchange on which the Corporation’s securities are listed or traded.

            The Audit Committee should meet at least four times annually, or more frequently as circumstances require. The Audit Committee should meet within forty-five (45) days following the end of the first three financial quarters to review and discuss the unaudited financial results for the preceding quarter and the related MD&A, and should meet within 90 days following the end of the fiscal year end to review and discuss the audited financial results for the preceding quarter and year and the related MD&A.

            The Audit Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their duties, members of the Audit Committee shall have full access to all corporate information and any other information deemed appropriate by them, and shall be permitted to discuss such information and any other matters relating to the financial position of the Corporation with senior employees, officers and the external auditor of the Corporation, and others as they consider appropriate.

            For greater certainty, management is indirectly accountable to the Audit Committee and is responsible for the timeliness and integrity of the financial reporting and information presented to the Board.

            In order to foster open communication, the Audit Committee or its Chair should meet at least annually with management and the external auditor in separate sessions to discuss any matters that the Audit Committee or each of these groups believes should be discussed privately. In addition, the Audit Committee or its Chair should meet with management quarterly in connection with the Corporation’s interim financial statements.

            A quorum for the transaction of business at any meeting of the Audit Committee shall be a majority of the number of members of the Audit Committee or such greater number as the Audit Committee shall by resolution determine.

            Meetings of the Audit Committee shall be held from time to time and at such place as any member of the Audit Committee shall determine upon 48 hours’ notice to each of its members. The notice period may be waived by all members of the Audit Committee. Each of the Chair of the Board, the external auditor, the Chief Executive Officer, the Chief Financial Officer or the Secretary shall be entitled to request that any member of the Audit Committee call a meeting.

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            This Charter is subject in all respects to the Corporation’s articles from time to time.

Section 4        ROLE

            As part of its function in assisting the Board in fulfilling its oversight role (and without limiting the generality of the Audit Committee’s role), the Audit Committee should:

(1)	Determine any desired agenda items;

(2)	Review and recommend to the Board changes to this Charter, as considered appropriate from time to time;

(3)	Review the public disclosure regarding the Audit Committee required by 52-110;

(4)	Review and seek to ensure that disclosure controls and procedures and internal control over financial reporting frameworks are operational and functional;

(5)	Summarize in the Corporation’s annual information form the Audit Committee’s composition and activities, as required; and

(6)	Submit the minutes of all meetings of the Audit Committee to the Board upon request.

Documents / Reports Review

(7)

Review and recommend to the Board for approval the Corporation’s annual and interim financial statements, including any certification, report, opinion, undertaking or review rendered by the external auditor and the related MD&A, as well as such other financial information of the Corporation provided to the public or any governmental body as the Audit Committee or the Board require.

(8)	Review other financial information provided to any governmental body or the public as they see fit.

(9)	Review, recommend and approve any of the Corporation’s press releases that contain financial information.

(10)

Seek to satisfy itself and ensure that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements and related MD&A and periodically assess the adequacy of those procedures.

External Auditor

(11)

Recommend to the Board the selection of the external auditor, considering independence and effectiveness, and review and recommend the fees and other compensation to be paid to the external auditor. The Audit Committee shall have the ultimate authority to approve all audit engagement terms and fees, including the auditors’ audit plan.

(12)

Review and seek to ensure that all financial information provided to the public or any governmental body, as required, provides for the fair presentation of the Corporation’s financial condition, financial performance and cash flow.

(13)	Instruct the external auditor that its ultimate client is not management and that it is required to report directly to the Audit Committee, and not management.

(14)

Monitor the relationship between management and the external auditor including reviewing any management letters or other reports of the external auditor and discussing any material differences of opinion between management and the external auditor.

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(15)	Review and discuss, on an annual basis, with the external auditor all significant relationships it has with the Corporation to determine the external auditor’s independence.

(16)	Pre-approve all non-audit services (or delegate such pre-approval, as the Audit Committee may determine and as permitted by applicable Canadian securities laws) to be provided by the external auditor.

(17)	Review the performance of the external auditor and any proposed discharge of the external auditor when circumstances warrant.

(18)

Periodically consult with the external auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the financial statements, including the adequacy of internal controls to expose any payments, transactions or procedures that might be deemed illegal or otherwise improper.

(19)	Communicate directly with the external auditor and arrange for the external auditor to be available to the Audit Committee and the full Board as needed.

(20)	Review and approve any proposed hiring by the Corporation of current or former partners or employees of the current (and any former) external auditor of the Corporation.

Audit Process

(21)

Review the scope, plan and results of the external auditor’s audit and reviews, including the auditor’s engagement letter, the post-audit management letter, if any, and the form of the audit report. The Audit Committee may authorize the external auditor to perform supplemental reviews, audits or other work as deemed desirable.

(22)

Following completion of the annual audit and quarterly reviews, review separately with each of management and the external auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and, if applicable, reviews, including any restrictions on the scope of work or access to required information and the cooperation that the external auditor received during the course of the audit and, if applicable, reviews.

(23)	Review any significant disagreements among management and the external auditor in connection with the preparation of the financial statements.

(24)

Where there are significant unsettled issues between management and the external auditor that do not affect the audited financial statements, the Audit Committee shall seek to ensure that there is an agreed course of action leading to the resolution of such matters.

Financial Reporting Processes

(25)	Review the integrity of the financial reporting processes, both internal and external, in consultation with the external auditor as they see fit.

(26)

Consider the external auditor’s judgments about the quality, transparency and appropriateness, not just the acceptability, of the Corporation’s accounting principles and financial disclosure practices, as applied in its financial reporting, including the degree of aggressiveness or conservatism of its accounting principles and underlying estimates, and whether those principles are common practices or are minority practices.

(27)	Review all material balance sheet issues, material contingent obligations (including those associated with material acquisitions or dispositions) and material related party transactions.

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(28)

Review with management and the external auditor the Corporation’s accounting policies and any changes that are proposed to be made thereto, including all critical accounting policies and practices used, any alternative treatments of financial information that have been discussed with management, the ramification of their use and the external auditor’s preferred treatment and any other material communications with management with respect thereto.

(29)	Review the disclosure and impact of contingencies and the reasonableness of the provisions, reserves and estimates that may have a material impact on financial reporting.

(30)	If considered appropriate, establish separate systems of reporting to the Audit Committee by each of management and the external auditor.

(31)	Periodically consider the need for an internal audit function, if not present.

Risk Management

(32)	Review program of risk assessment and steps taken to address significant risks or exposures of all types, including insurance coverage and tax compliance.

General

(33)

The Audit Committee may at its discretion retain independent counsel, accountants and other professionals to assist it in the conduct of its activities and to set and pay (as an expense of the Corporation) the compensation for any such advisors.

(34)	Respond to requests by the Board with respect to the functions and activities that the Board requests the Audit Committee to perform.

(35)	Periodically review this Charter and, if the Audit Committee deems appropriate, recommend to the Board changes to this Charter.

(36)	Review the public disclosure regarding the Audit Committee required from time to time by applicable Canadian securities laws, including:

(i)	the Charter of the Audit Committee;

(ii)	the composition of the Audit Committee;

(iii)	the relevant education and experience of each member of the Audit Committee;

(iv)	the external auditor services and fees; and

(v)	such other matters as the Corporation is required to disclose concerning the Audit Committee.

(37)	Review in advance, and approve, the hiring and appointment of the Corporation’s senior financial executives by the Corporation, if any.

(38)	Perform any other activities as the Audit Committee deems necessary or appropriate including ensuring all regulatory documents are compiled to meet Committee reporting obligations under 52-110.

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Section 5        AUDIT COMMITTEE COMPLAINT PROCEDURES

            The Audit Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

            The Audit Committee is a committee of the Board and is not and shall not be deemed to be an agent of the Corporation’s securityholders for any purpose whatsoever. The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to securityholders of the Corporation or other liability whatsoever.

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